Exhibit 2.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

by and between

LBD ACQUISITION COMPANY, LLC

as the Buyer

and

FIFTH & PACIFIC COMPANIES, INC.,

as the Seller

Dated as of December 10, 2013

i

(continued)

(continued)

(continued)

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Exhibits

Exhibit A	Accounting Rules
Exhibit B	Current Assets and Current Liabilities
Exhibit C	Form of Transition Services Agreement
Exhibit D	Pre-Closing Restructuring
Exhibit E	Description of Notes

Disclosure Letters

Seller Disclosure Letter

Buyer Disclosure Letter

v

INDEX OF DEFINED TERMS

Term	Section
ABL Credit Agreement	1.1(a)
Accounting Firm	2.4(c)
Accounting Rules	1.1(b)
Acquired Companies	Recitals
Acquired Company Employee	1.1(c)
Acquired Company Insurance Policies	4.20
Acquired Company Legal Action	1.1(d)
Acquired Company Organizational Documents	4.2
Acquired Company Permits	4.17(a)
Acquired Company Shares	Recitals
Affiliate	1.1(e)
Affiliated Person	4.21
Agreement	Preamble
Ancillary Agreements	1.1(f)
Applicable Exchange	1.1(g)
Approved Restructuring	6.8(b)
Asset Acquisition Election	11.8(h)(iii)
Assigned Benefit Plans	1.1(h)
Business	1.1(i)
Business Day	1.1(j)
Buyer	Preamble
Buyer Assets	5.5
Buyer Contracts	5.5
Buyer Disclosure Letter	V
Buyer Employee Liabilities	9.10(b)
Buyer Indemnitees	11.1(b)
Buyer Material Adverse Effect	1.1(k)
Buyer Released Matters	8.1
Buyer Released Parties	8.4
Buyer Releasing Parties	8.1
Buyer Severance Plans	9.3
Buyer Tax Act	11.8(a)
Buyer Trademarks	7.2(b)
Buyer U.S. Benefit Plan Start Date	9.4
Buyer U.S. Benefit Plans	9.4
Buyer’s Cafeteria Plan	9.4
Buyer’s Savings Plan	9.9
Buyer’s Savings Plan Start Date	9.9
Canada Acquired Company Employees	9.4
Cap	11.2(b)
Capital Stock	1.1(l)
Cash and Cash Equivalents	1.1(m)
Cause	1.1(n)

INDEX OF DEFINED TERMS
(continued)

Term	Section
CGCL	1.1(o)
Chosen Courts	13.3
Closing	2.1
Closing Date	3.1
Closing Indebtedness	1.1(p)
Closing Statement	2.4(a)
Closing Transaction Expenses	3.4
COBRA	9.4
Code	1.1(q)
Competition Law	1.1(r)
Confidentiality Agreement	7.4(b)
Consent	6.2(a)
Consent and Release Documentation	6.5(g)
Consideration	1.1(s)
Consulting Firm	7.5(b)
Contest	11.8(d)(i)
Continuation Period	9.2
Contract	1.1(t)
Copyright Act	1.1(u)
Copyrights	1.1(v)
Current Assets	1.1(w)
Current Liabilities	1.1(x)
Damages	11.1(a)
Debt Commitment Letter	5.6(d)
Debt Financing	5.6(d)
Debt Financing Deliverables	1.1(y)
Deductible	11.2(b)
Delayed Asset	6.2(a)
DeMinimis Damages	11.2(a)
Determination Time	1.1(z)
DGCL	1.1(aa)
Disclosed Conditions	5.6(c)
Dispute Period	11.4
Dispute Resolution Date	7.5(b)
Dollars	1.1(bb)
Employee Benefit Plans	4.13(a)
Employment Laws	4.13(h)
Enforceability Exceptions	1.1(cc)
Environmental Claims	1.1(dd)
Environmental Conditions	1.1(ee)
Environmental Laws	1.1(ff)
Equity Commitment Letter	5.6(c)
ERISA	1.1(gg)
ERISA Affiliate	1.1(hh)
Estimated Net Indebtedness	2.3

INDEX OF DEFINED TERMS
(continued)

Term	Section
Estimated Net Working Capital	2.3
Estimated Purchase Price	2.2
Estimated Transaction Expenses	2.3
Exchange Act	4.5(a)
Expenses	6.9
Final Adjustment Amount	2.4(e)
Final Closing Statement	1.1(ii)
Final Form 8883	11.8(h)(iv)
Financial Statements	4.8(a)
Fiscal Month End Date	1.1(jj)
Foreign Plan	4.13(b)
Form 8883	11.8(h)(iv)
Former Acquired Company Employee	1.1(kk)
Fraud	1.1(ll)
Fundamental Representations	1.1(mm)
GAAP	1.1(nn)
Governmental Authority	1.1(oo)
Governmental Authorizations	4.5
Group Legal Action	1.1(pp)
Guarantee	5.7
Hazardous Materials	1.1(qq)
Indebtedness	1.1(rr)
Indemnified Party	11.3(a)
Indemnifying Party	11.3(a)
Indemnity Payment	11.3(a)
Initial Adjustment Amount	2.3
Initiating Party	7.5(a)
Insurance Policies	1.1(ss)
Insurance Proceeds	1.1(tt)
Intellectual Property	1.1(uu)
Interim Financial Statements	4.8(a)
Knowledge	1.1(vv)
Latest Balance Sheet	4.8(a)
Law	1.1(ww)
Lease Dispute Notice	6.5(e)
Leased Real Property	4.15(a)
Legal Action	1.1(xx)
Lenders	5.6(d)
Liabilities	1.1(yy)
Licensed Intellectual Property	1.1(zz)
Liens	1.1(aaa)
LTI II Agreements	9.8
Lucky	Recitals
Lucky Indemnified Parties	7.6(a)
Lucky Liquidity Event	1.1(bbb)

INDEX OF DEFINED TERMS
(continued)

Term	Section
Material Adverse Effect	1.1(ccc)
Material Contracts	4.10
Maximum Premium	7.6(c)
Misallocated Asset/Liability	7.5(a)
Multiemployer Plan	1.1(ddd)
Net Indebtedness	1.1(eee)
Net Working Capital	1.1(fff)
New Subsidiary	6.8(b)
Non-336(e) or 338(h)(10) Affected Tax	1.1(ggg)
Objections Statement	2.4(b)
Off-the-Shelf Software License	1.1(hhh)
Order	1.1(iii)
Other Party	7.5(a)
Owned Intellectual Property	1.1(jjj)
Parties	Preamble
Party	Preamble
Performance Assurance Instruments	6.5(f)
Permits	4.17(a)
Permitted Lien	1.1(kkk)
Person	1.1(lll)
Post-Closing Adjustment Amount	2.4(a)
Post-Closing Collection Amounts	7.7(b)
Post-Closing Net Indebtedness	2.4(a)
Post-Closing Net Working Capital	2.4(a)
Post-Closing Transaction Expenses	2.4(a)
Pre-Closing Occurrence Based Insurance Claims	7.3(a)
Pre-Closing Restructuring	6.1(p)
Pre-Closing Services	7.11(a)
Pre-Closing Statement	2.3
Pre-Closing Taxable Periods	11.8(d)(i)
Pre-Closing Taxes	11.8(b)
Purchase Price	2.2
Real Property Leases	4.15(b)
Registered IP	4.14(a)
Regulations	1.1(mmm)
Releasing Parties	8.3
Representatives	1.1(nnn)
Required Bank Information	1.1(ooo)
Restricted Cash	1.1(ppp)
Retailers	4.22
Retained Compensation Obligations	9.14
Rights	1.1(qqq)
SEC	4.5(a)
Section 1542	8.3(c)

INDEX OF DEFINED TERMS
(continued)

Term	Section
Section 336(e) Election	11.8(h)(ii)
Section 338(g) Election	11.8(h)(iii)
Section 338(h)(10) Election	11.8(h)(i)
Section 338(h)(10) Forms	11.8(h)(i)
Secured Notes Indenture	1.1(rrr)
Securities Act	1.1(sss)
Seller	Preamble
Seller Business	1.1(ttt)
Seller Debt Financing	1.1(uuu)
Seller Debt Financing Documents	7.13
Seller Disclosure Letter	IV
Seller Employee	1.1(vvv)
Seller Group	1.1(www)
Seller Group Released Matters	8.2
Seller Group Released Parties	8.4
Seller Group Releasing Parties	8.2
Seller Guarantee Claim	6.5(e)
Seller Guarantees	6.5(e)
Seller Indemnitees	11.1(a)
Seller Severance Plan	9.3
Seller Trademarks	7.2(a)
Seller’s Counsel	7.10
Seller’s Savings Plan	9.9
Severance Continuation Period	9.3
Shared Asset Transactions	1.1(xxx)
Shared Assets	1.1(yyy)
Shared Proprietary Software	1.1(zzz)
Software	1.1(aaaa)
Specified Tax Matters	11.8(d)(i)
Sponsors	5.6(c)
Stock Purchase	2.1
Straddle Period	11.8(f)
Straddle Period Contest	11.8(d)(ii)
Straddle Returns	11.8(e)(ii)
Subsidiary	1.1(bbbb)
Suppliers	4.22
Target Net Working Capital	1.1(cccc)
Tax Returns	1.1(dddd)
Tax Sharing Agreement	4.16(f)
Taxes	1.1(eeee)
Termination Date	12.2(a)
Third-Party Claim	11.4
Third-Party Proceeds	11.3(a)
Trademarks	1.1(ffff)
Transaction Expenses	1.1(hhhh)

x

INDEX OF DEFINED TERMS
(continued)

Term	Section
Transactions	1.1(gggg)
Transition Services Agreement	1.1(iiii)
TSA Contracts	1.1(jjjj)
U.S. Acquired Company Employees	9.4
WARN	4.13(h)
Willful Breach	1.1(kkkk)
Year End Balance Sheet	4.8(a)
Year-End Financial Statements	4.8(a)

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of December 10, 2013, by and between LBD Acquisition Company, LLC, a Delaware limited liability company (“Buyer”), and Fifth & Pacific Companies, Inc., a Delaware corporation (“Seller”) (each, a “Party” and together, the “Parties”).

RECITALS

WHEREAS, the Seller owns all of the issued and outstanding Capital Stock of Lucky Brand Dungarees, Inc., a Delaware corporation (“Lucky,” and together with its Subsidiaries, the “Acquired Companies”); and

WHEREAS, the Seller desires to sell to the Buyer, and the Buyer desires to purchase from the Seller, all of the issued and outstanding Capital Stock of Lucky (the “Acquired Company Shares”), on the terms and subject to the conditions set forth in this Agreement.

Accordingly, in consideration of the mutual representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1                        Definitions.  For purposes of this Agreement:

(a)                               “ABL Credit Agreement” means the Third Amended and Restated Credit Agreement, dated as of April 18, 2013, among the Seller, Kate Spade Canada Inc. and Kate Spade UK Limited, as borrowers, the guarantors party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and US Collateral Agent, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Administrative Agent and Canadian Collateral Agent and J.P. Morgan Europe Limited, as European Administrative Agent and European  Collateral Agent, as the same may be amended, amended and restated, supplemented and otherwise modified from time to time.

(b)                              “Accounting Rules” means, collectively, the accounting principles, methods and practices used in preparing the Financial Statements described in Section 4.8(a) applied on a consistent basis as set forth on Exhibit A.

(c)                               “Acquired Company Employee” means any individual who, as of an applicable date of reference, is employed by any Acquired Company or, for purposes of this Agreement any individual as set forth on Section 1.1(c) of the Seller Disclosure Letter.  An individual shall be deemed employed on a date of reference even though such individual is absent from employment on such date due to illness, injury, military service or mobilization or other authorized absence, including due to disability, pregnancy, parental leave or personal leave of absence.

(d)                             “Acquired Company Legal Action” means any current Legal Action relating primarily to the Business and in which any member of the Seller Group or any Acquired Company is a defendant or a party against whom such claim or investigation is directed.

(e)                               “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person; provided, that neither any Person that owns Capital Stock of the Seller nor any Affiliate of such Person shall be deemed to be an Affiliate of the Seller solely by virtue of such Person’s ownership of Capital Stock of the Seller.  For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

(f)                                “Ancillary Agreements” means: (i) the Transition Services Agreement and (ii) any other agreements required to be executed and delivered by both the Buyer and/or its Affiliates, on the one hand, and the Seller and/or other members of the Seller Group, on the other hand, pursuant to this Agreement (other than, for the avoidance of doubt, the Seller Debt Financing Documents).

(g)                              “Applicable Exchange” means the New York Stock Exchange.

(h)                              “Assigned Benefit Plans” means the Employee Benefit Plans identified as such in Section 4.13(a) of the Seller Disclosure Letter.

(i)                                  “Business” means the specialty retail, outlet, concession, wholesale apparel, wholesale non-apparel (including accessories, jewelry and handbags), e-commerce, licensing and other operations conducted anywhere in the world under or in connection with the “Lucky Brand” brand, including all derivations thereof.

(j)                                  “Business Day” means any day other than Saturday, Sunday or a day on which commercial banks in New York, New York are authorized or required by Law to close, and shall consist of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.

(k)                              “Buyer Material Adverse Effect” means any event that would prevent, materially impair or materially delay the consummation of the Stock Purchase by the Buyer.

(l)                                  “Capital Stock” means:  (i) any shares, interests, participations or other equivalents (however designated) of capital stock of a corporation; (ii) any ownership interests in a Person other than a corporation, including membership interests, partnership interests, joint venture interests and beneficial interests; and (iii) any warrants, options, convertible or exchangeable securities, subscriptions, rights (including any preemptive or similar rights), calls or other rights to purchase or acquire any of the foregoing.

(m)                          “Cash and Cash Equivalents” means the aggregate amount of cash, cash in transit (including all uncleared checks made out to any Person and all uncleared wires sent to and drafts deposited into the account of any Person) and cash equivalents of the Acquired Companies, in each case, as of immediately prior to the Closing (without giving effect to the

Stock Purchase, but after giving effect to the Pre-Closing Restructuring and the Shared Asset Transactions), determined in accordance with the Accounting Rules; provided that Cash and Cash Equivalents shall not include (i) Restricted Cash and (ii) cash used after the Determination Time to pay Transaction Expenses prior to the Closing, but only to the extent such Transaction Expenses are not reflected in the Final Closing Statement.

(n)                              “Cause” means, unless otherwise defined, an Acquired Company Employee’s Executive Severance Agreement, if applicable: (i) repeated failure or refusal to perform material duties, responsibilities and obligations (other than caused by incapacity due to physical or mental illness), resulting in demonstrable material injury to the Acquired Companies, the Seller or any of the Seller’s Subsidiaries; (ii) fraud, misrepresentation, theft, embezzlement, dishonesty or moral turpitude resulting in demonstrable injury to the Acquired Companies, the Seller or any of the Seller’s Subsidiaries; (iii) commission of (or a plea of nolo contendere to) a misdemeanor involving fraud, misrepresentation, theft, embezzlement, dishonesty or moral turpitude or any felony; or (iv) material breach of employer policy.

(o)                              “CGCL” means the General Corporation Law of the State of California.

(p)                              “Closing Indebtedness” means the aggregate amount of consolidated Indebtedness of the Acquired Companies (excluding, for the avoidance of doubt, the Indebtedness set forth on Section 6.5(g) of the Seller Disclosure Letter), in each case, outstanding as of immediately prior to the Closing (without giving effect to the Stock Purchase, but after giving effect to the Pre-Closing Restructuring and the Shared Asset Transactions).  Section 1.1(p) of the Seller Disclosure Letter sets forth an illustrative example of the determination of Closing Indebtedness as if the Determination Time had occurred on the Fiscal Month End Date immediately prior to the date hereof.

(q)                              “Code” means the Internal Revenue Code of 1986, as amended.

(r)                                 “Competition Law” means any Law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade or lessening of competition, including any foreign investment Laws.

(s)                                “Consideration” means $225,000,000.

(t)                                 “Contract” means any contract, agreement, indenture, note, bond, loan, lease, sublease, conditional sales contract, mortgage, license, sublicense, obligation, promise, undertaking, commitment or other binding arrangement (in each case, whether written or oral).

(u)                              “Copyright Act” means the U.S. Copyright Act of 1976, as may be amended from time to time.

(v)                              “Copyrights” means any and all United States and foreign copyrights (whether registered or unregistered) including copyright applications and registrations and all other works of authorship, including patterns and designs.

(w)                          “Current Assets” means, without duplication, the consolidated current assets of the Acquired Companies, in each case, as of the Determination Time (without giving effect to the Stock Purchase, but after giving effect to the Pre-Closing Restructuring and the Shared Asset Transactions), which current assets shall include only the current assets in the line items set forth on Exhibit B under the heading “Current Assets,” and no other assets; provided, that in no event shall “Current Assets” include any amount with respect to Cash and Cash Equivalents.

(x)                              “Current Liabilities” means, without duplication, the consolidated current liabilities of the Acquired Companies, in each case, as of the Determination Time (without giving effect to the Stock Purchase, but after giving effect to the Pre-Closing Restructuring and the Shared Asset Transactions), which current liabilities shall include only the line items set forth on Exhibit B under the heading “Current Liabilities” and no other liabilities; provided, that in no event shall “Current Liabilities” include any amount with respect to (i) Closing Indebtedness, (ii) Transaction Expenses, (iii) the retention bonuses described in item 92 of Section 4.13(a) of the Seller Disclosure Letter, (iv) any expense, liability or cost to be borne by the Buyer or by the Acquired Companies following the Closing pursuant to Section 6.5(d), (v) any cost or expense to be borne by the Buyer pursuant to Section 7.12 and (vi) any Retained Compensation Obligations.

(y)                              “Debt Financing Deliverables” means, to the extent required by the Debt Commitment Letter, (i) customary perfection certificates and those corporate organizational documents and (ii) no later than five (5) Business Days prior to the Closing Date (to the extent specifically requested by the Buyer no later than ten (10) Business Days prior to the Closing Date), all documentation and other information that is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulation, including the Patriot Act.

(z)                               “Determination Time” means 11:59 p.m. eastern time on the date immediately prior to the Closing Date.

(aa)                        “DGCL” means the General Corporation Law of the State of Delaware.

(bb)                      “Dollars” or “$” means United States dollars.

(cc)                        “Enforceability Exceptions” means (i) any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws of general applicability affecting creditors’ rights generally and (ii) general principles of equity.

(dd)                    “Environmental Claims” shall mean all written accusations, allegations, notices of violation, liens, claims, demands, suits, or causes of action for any damage, including personal injury or property damage, arising out of or related to Environmental Conditions or pursuant to applicable Environmental Laws.

(ee)                        “Environmental Conditions” shall mean the presence of Hazardous Materials in the environment (including natural resources, soil, surface water, ground water, any present or potential drinking water supply, subsurface strata or ambient air) relating to or arising out of the Business.

(ff)                          “Environmental Laws” means all laws, regulations, and permits relating to pollution or protection of the environment or, to the extent it concerns exposure to Hazardous Materials, human health and safety.

(gg)                      “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(hh)                      “ERISA Affiliate” means any Person or entity that is treated as under common control with the Seller or, together with the Seller, is treated as a single employer, in each case under Section 414(b), (c), (m) or (o) of the Code.

(ii)                              “Final Closing Statement” means the Closing Statement, adjusted to reflect the Final Adjustment Amount and all components thereof as resolved pursuant to Section 2.4.

(jj)                              “Fiscal Month End Date” means, as applicable, 11:59 p.m. New York City time on any of October 26, 2013, November 30, 2013, December 28, 2013, February 1, 2014 or any subsequent fiscal month end date of the Business as determined by the Seller consistent with past practice.

(kk)                      “Former Acquired Company Employee” means an individual who, as of any date of reference, has previously terminated from employment with the Seller and its Subsidiaries, and who, as of the last day of such employment, was an Acquired Company Employee.

(ll)                              “Fraud” means, with respect to a Party, an actual and intentional fraud with respect to the making of the representations and warranties pursuant to Article IV or Article V (as applicable), provided, that such actual and intentional fraud of such Party shall only be deemed to exist if any of the individuals included on Section 1.1(vv) of the Seller Disclosure Letter (in the case of the Seller) or Buyer Disclosure Letter (in the case of the Buyer) had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by such Party pursuant to, in the case of the Seller, Article IV as qualified by the Seller Disclosure Letter, or, in the case of the Buyer, Article V as qualified by the Buyer Disclosure Letter, were actually breached when made, with the express intention that the other Party rely thereon to its detriment.

(mm)              “Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization and Power), Section 4.3 (Corporate Authorization), Section 4.4 (Enforceability), Section 4.7(a) through (d) (Capitalization of the Acquired Companies), Section 4.11 (Sufficiency of Assets), Section 4.19 (Brokers), Section 5.1 (Organization and Power), Section 5.2 (Corporate Authorization), Section 5.3 (Enforceability), Section 5.12 (Brokers) and Section 5.13 (Independent Investigation).

(nn)                      “GAAP” means the United States generally accepted accounting principles as in effect on the date hereof or for the period with respect to which such principles are applied.

(oo)                      “Governmental Authority” means: (i) any federal, state, provincial, local, municipal, foreign or international government or governmental authority, quasi-governmental entity of any kind, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private) or any other body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature (including the Internal Revenue Service and the SEC), (ii) any self-regulatory organization, or (iii) any subdivision of any of the foregoing.

(pp)                      “Group Legal Action” means any current or future Legal Action that both: (i) does not relate primarily to the Seller Business nor primarily to the Business, and (ii) includes each of (A) a member of the Seller Group and (B) an Acquired Company as a defendant or a party against whom any such claim or investigation is directed.  “Group Legal Action” shall exclude any Acquired Company Legal Action or Seller Legal Action.

(qq)                      “Hazardous Materials” means any material, substance or waste that is listed, classified, regulated, characterized or otherwise defined as “hazardous,” “toxic,” “radioactive,” a “pollutant, or “contaminant,” (or words of similar intent or meaning) under applicable Environmental Law.

(rr)                            “Indebtedness” means, with respect to any Person, without duplication, (i) any liability of that Person for borrowed money, whether evidenced by a note, debenture or similar instrument; (ii) all liabilities of such Person under capital leases to the extent required to be capitalized under GAAP, as historically applied; (iii) all reimbursement obligations of such Person under letters of credit, letters of guaranty, bankers’ acceptances and similar obligations to the extent such instruments are then drawn on; (iv) all liabilities of such Person for (A) accrued but unpaid interest and (B) unpaid prepayment penalties, premiums or other expenses or amounts that are payable at any time, but only to the extent such prepayment penalties, premiums or other expenses are incurred in connection with the retirement or prepayment of such liabilities and obligations at the Closing; (v) any earn-out or similar obligations in connection with historical mergers or acquisitions related activity by such Person; (vi) all liabilities of such Person under any interest rate, currency or other hedging or swap agreements; and (vii) all liabilities of such Person for guarantees of another Person in respect of liabilities of the type set forth in clauses (i) through (vi), determined, in the case of each of clauses (i) through (vii), in accordance with GAAP, as historically applied.

(ss)                          “Insurance Policies” means any insurance policies and insurance agreements or arrangements of any kind (other than Employee Benefit Plans), including primary, excess and umbrella policies, comprehensive general liability policies, director and officer liability, fiduciary liability, automobile, aircraft, property and casualty, business interruption, workers’ compensation and employee dishonesty insurance policies, bonds and self-insurance company arrangements, together with the rights, benefits and privileges thereunder.

(tt)                            “Insurance Proceeds” means those monies (i) received by an insured from an unaffiliated third-party insurer within two (2) years of the date on which the corresponding award of Damages was finally determined, or (ii) paid by such third-party insurer on behalf of an insured, in either case net of the present value of any applicable premium adjustment, retrospectively rated premium, deductible, self-insured retentions, costs of collection, cost of reserve paid or held by or for the benefit of such insured or other out-of-pocket costs resulting from such payments.

(uu)                      “Intellectual Property” means any and all intellectual property and proprietary rights, including: (i)  United States or foreign patents, patent applications, utility models, and statutory invention registrations, together with all divisions, continuations, continuations-in-part, reissues, extensions, reexaminations and any other post-grant proceedings thereof related to the foregoing, (ii) Trademarks, (iii) Copyrights, and (iv) trade secrets under applicable Law, including confidential and proprietary information and know-how, processes, formulae, methods and data.

(vv)                      “Knowledge” means, when used with respect to the Buyer or the Seller, the actual knowledge, after reasonable inquiry, of the Persons set forth in Section 1.1(vv) of the Buyer Disclosure Letter or the Seller Disclosure Letter, respectively.

(ww)              “Law” means any law (including export control laws), statute, ordinance, code, regulation, rule or other requirement of any Governmental Authority or Order.

(xx)                      “Legal Action” means any claim, action, audit, investigation, arbitration, litigation, suit or other civil, administrative or criminal proceeding in each case by or before a Governmental Authority.

(yy)                      “Liabilities” means any and all Indebtedness, liabilities or obligations of any kind, whether accrued or fixed, contingent, known or unknown, absolute, inchoate or otherwise, determined or determinable.

(zz)                        “Licensed Intellectual Property” means any Intellectual Property related to the Business that is owned by a third party and licensed to an Acquired Company, other than Off-the-Shelf Software Licenses.

(aaa)                 “Liens” means any mortgages, deeds of trust, liens, pledges, security interests, collateral assignments, claims, retention of title, options, rights of first offer or refusal, conditional sales or other security arrangements, or adverse claims of title, ownership or use, or other encumbrances in respect of any property or asset.

(bbb)              “Lucky Liquidity Event” means (a) a sale of all or substantially all of the direct or indirect ownership interests in, or assets of, the Acquired Companies or the Business in a single transaction or series of transactions to one or more third parties, (b) any consolidation or merger of the Acquired Companies or the Business with or into any third party (whether or not the Buyer or such subsidiary is the surviving entity), or any other corporate reorganization or single transaction or series of transactions in which in excess of fifty percent (50%) of the direct or indirect voting power or equity ownership interests in the Acquired Companies or the Business is transferred through a merger, consolidation, tender offer or similar transaction to one or more third parties, (c) any transaction or series of transactions as a result of which twenty percent (20%) or more of the fair market value of the assets of the Acquired Companies or the Business (including Intellectual Property, but excluding the sale or other disposition of inventory or other assets in the ordinary course of business) are no longer directly or indirectly wholly owned by the Person then providing any substitute instruments and otherwise acting in furtherance of the Buyer’s obligations with respect to the Seller Guarantees set forth in Section 6.5(e), or (d) any transaction or series of transactions for the purpose of avoiding the satisfaction of any of the foregoing conditions, including any assignment, distribution or other transfer (whether direct or indirect) of assets or stock of Acquired Companies to Affiliates of Buyer that are not subsidiaries of Buyer and that do not assume Buyer’s obligations relating to the Business.

(ccc)                 “Material Adverse Effect” means any change, circumstance, occurrence, event, condition or effect that, individually or in the aggregate, (A) has had or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of the Business or (B) would or would reasonably be expected to prevent, materially impair or materially delay the consummation of Pre-Closing Restructuring, the Shared Asset Transactions or Stock Purchase; provided, that the term “Material Adverse Effect” shall not include any such change, circumstance, occurrence, event, condition or effect relating to or arising from or in connection with (i) any national, international or any foreign or domestic regional economic, financial, social or political conditions (including changes therein), including the results of any elections, (ii) changes in any financial, debt, credit, capital or banking markets or conditions (including any disruption thereof, whether resulting from any default or ratings downgrade of the indebtedness of any Governmental Authority or otherwise), (iii) changes in interest, currency or exchange rates or the price of any commodity, security or market index, (iv) changes in legal or regulatory conditions, including changes or proposed changes in Law, GAAP or other accounting principles or requirements, or standards, interpretations or enforcement thereof, (v) changes affecting the fashion or apparel industry in general, (vi) seasonal fluctuations in the Business at times and to degrees reasonably consistent with past performance, (vii) any change in the market price or trading volume of any securities or indebtedness of the Seller or any of its Subsidiaries, any decrease of the ratings or the ratings outlook for the Seller or any of its Subsidiaries by any applicable rating agency and the consequences of such ratings or outlook decrease, or the change in, or failure of the Seller to meet, or the publication of any report regarding, any internal or public projections, forecasts, budgets or estimates of or relating to the Seller or any of its Subsidiaries for any period, including with respect to revenue, earnings, cash flow or cash position (it being understood that nothing in this subclause (vii) shall exclude the facts or circumstances giving rise to such failure from being taken into account in determining whether a “Material Adverse Effect” has occurred), (viii) the actual or threatened occurrence, escalation, outbreak or worsening of any war, police action or military or civil conflicts, whether pursuant to the declaration of an emergency or war or otherwise, (ix) any acts of terrorism, (x) the actual existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any other national, international or regional calamity, (xi) the execution or announcement of this Agreement, the Ancillary Agreements, the identity of the parties hereto or thereto, or any of their respective Affiliates, Representatives or financing sources, including any actual or threatened loss, adverse change, impairment or amendment after the date hereof of any Contract or any customer, supplier, investor, landlord, partner, employee or other business relation to the extent due to any of the foregoing in this subclause (xi), (xii) any actions taken, or not taken, with the written consent, waiver or at the request in writing of the Buyer, or (xiii) any actions taken by the Buyer, or any of its Affiliates, Representatives or financing sources after the date hereof (except as required pursuant to this Agreement); except that, in the case of subclauses

(i), (ii), (iii), (iv), (v), (viii), (ix), and (x), any such change, event, condition or effect which has had a disproportionately adverse effect (but only to the extent of such disproportionate effect) on the Acquired Companies, taken as a whole, compared to other companies which operate in the same industries (and solely with respect to subclauses (ix) and (x), geographies) as the Acquired Companies shall be taken into account in determining whether a “Material Adverse Effect” has occurred.

(ddd)   “Multiemployer Plan” means any multiemployer plan within the meaning of Section 3(37) of ERISA.

(eee)    “Net Indebtedness” means the amount (which may be positive or negative) equal to Cash and Cash Equivalents minus Closing Indebtedness, in each case, calculated as of immediately prior to the Closing (without giving effect to the Stock Purchase, but after giving effect to the Pre-Closing Restructuring and the Shared Asset Transactions).  Notwithstanding anything to the contrary contained herein, in no event shall “Net Indebtedness” include any amount with respect to the Seller Debt Financing, Transaction Expenses, Current Assets or Current Liabilities.

(fff)     “Net Working Capital” means the amount (which may be positive or negative) equal to Current Assets minus Current Liabilities, in each case, calculated as of the Determination Time (without giving effect to the Stock Purchase, but after giving effect to the Pre-Closing Restructuring and the Shared Asset Transactions) and as determined in accordance with the Accounting Rules.  Notwithstanding anything to the contrary contained herein, in no event shall “Net Working Capital” include (i) any amount with respect to Cash and Cash Equivalents, or (ii) any amounts owing from any Acquired Company to any member of the Seller Group or from any member of the Seller Group to any Acquired Company.

(ggg)    “Non-336(e) or 338(h)(10) Affected Tax” means (i) any non-income Tax and (ii) any income Tax imposed by a taxing jurisdiction that does not recognize a Section 336(e) Election or a Section 338(h)(10) Election for purposes of imposing or otherwise determining income Tax on the applicable taxpayer.

(hhh)    “Off-the-Shelf Software License” means a license to Software that is commercially available on standard terms for a price not exceeding $50,000 on either an annual basis or as a one-time license fee.

(iii)       “Order” means any order, decision, judgment, writ, injunction, decree, award or other determination of any Governmental Authority.

(jjj)       “Owned Intellectual Property” means any and all Intellectual Property related to the Business that is owned by any Acquired Company, as the case may be.

(kkk)    “Permitted Lien” means (i) any Lien for Taxes which are not yet due or which are being contested in good faith by appropriate proceedings and, in each case, which are adequately reserved or accrued for in the Financial Statements in accordance with the Accounting Rules, (ii) Liens securing indebtedness or Liabilities set forth on Section 1.1(lll) of the Seller Disclosure Letter, (iii) non-monetary Liens (other than any Lien securing Indebtedness) or other imperfections of title, if any, that are not individually or in the aggregate, materially adverse to the Business or to the use or occupancy of any material leased, subleased or licensed real property for the purposes for which it is currently used, including (A) easements whether or not shown by the public records, overlaps, encroachments and any matters not of record that would be disclosed by an accurate survey or a personal inspection of the property and (B) title to any portion of the premises lying within the right of way or boundary of any public road or private road, (iv) Liens imposed or promulgated by Laws with respect to real property and improvements, including zoning regulations and statutory exceptions to title which are not violated by the current condition, use and operation of any leased, subleased or licensed real property, (v) Liens disclosed on existing title reports or existing surveys that have (together with all title exception documents) been delivered to the Buyer, (vi) mechanics’, construction builders’, carriers’, workmen’s, repairmen’s and similar Liens incurred in the ordinary course of business for amounts not yet due or that are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established, in each case, to the extent required by GAAP and that are not, individually or in the aggregate, materially adverse to the Business, (vii) (A) in the case of real property leased, subleased or licensed to any Acquired Company or member of the Seller Group, any Lien, whether registered or unregistered, to which the fee (or any other interest in the leased, subleased or licensed property of which such Acquired Company’s or member’s interest is derivative) is subject which Lien is not caused by or the responsibility of such Acquired Company or member to cure under the applicable lease, sublease or license, (B) any Lien or other right in favor of the applicable landlord, sublandlord, licensor or any other Person set out in any lease, sublease or license, and (C) any subleases, licenses or other occupancy contracts set forth in Section 4.15 of the Seller Disclosure Letter; (viii) licenses of Intellectual Property and (ix) Liens that will be fully released (and with reasonable evidence of such release provided to the Buyer) no later than Closing.

(lll)       “Person” means any natural person, corporation, company, partnership, association, limited liability company, limited partnership, limited liability partnership, trust or other legal entity or organization, including any Governmental Authority, and including any successor by merger or otherwise of any of the foregoing.

(mmm)    “Regulations” means the U.S. Treasury regulations promulgated under the Code, as amended.

(nnn)    “Representatives” means, when used with respect to the Buyer or the Seller, the directors, officers, employees, consultants, accountants, legal counsel, financing sources, investment bankers or other financial advisors, agents and other representatives of the Buyer or the Seller, as applicable, and their respective Subsidiaries. Notwithstanding the foregoing, in no event shall the Seller or any member of the Seller Group be in any way deemed a Representative of the Buyer.

(ooo)    “Required Bank Information” means the (i) information described in clause (v)(B) under the Section entitled “Conditions Precedent to Closing” in Exhibit A to the Debt Commitment Letter and (ii) the data that would be required to complete the borrowing base certificate (as described in the Debt Commitment Letter).

(ppp)    “Restricted Cash” means Cash and Cash Equivalents that is restricted for use, as determined in accordance with the Accounting Rules.

(qqq)    “Rights” means any rights, title, interest or benefit of whatever kind or nature.

(rrr)      “Secured Notes Indenture” means the Indenture dated as of April 7, 2011 between the Seller and U.S. Bank, National Association, as Trustee and Collateral Agent, relating to the Seller’s 10.50% Senior Secured Notes due 2019, as amended by the First Supplemental Indenture, dated September 21, 2011, the Second Supplemental Indenture, dated October 7, 2011 and the Third Supplemental Indenture, dated December 27, 2012, and as the same may be further amended, amended and restated, supplemented and otherwise modified from time to time.

(sss)     “Securities Act” means the U.S. Securities Act of 1933, as amended.

(ttt)      “Seller Business” means the business of the Seller and its Subsidiaries, including relating to the design, retail and marketing of women’s, men’s and children’s apparel, accessories and fragrance products internationally, but excluding the Business.

(uuu)    “Seller Debt Financing” means the debt financing contemplated by the Seller Debt Financing Documents.

(vvv)    “Seller Employee” means any individual who as of an applicable date of reference is employed by the Seller or any of its Subsidiaries, other than the Acquired Companies, and whose services primarily relate to the Seller Business.  For this purpose, an individual shall be deemed employed on a date of reference even though such individual is absent from employment on such date due to illness, injury, military service or mobilization or other authorized absence, including due to disability, pregnancy, parental leave, personal leave of absence or lay-off.

(www) “Seller Group” means, collectively, (i) the Seller and (ii) the Subsidiaries of the Seller (other than the Acquired Companies).

(xxx)    “Shared Asset Transactions” means the transactions contemplated by Section 7.1.

(yyy)    “Shared Assets” means any assets of the Acquired Companies or, to the extent used in or necessary for the Business, the members of the Seller Group, in each case that neither primarily nor exclusively relates to the Business, in each case as described on Section 1.1(yyy) of the Seller Disclosure Letter.

(zzz)    “Shared Proprietary Software” means all the proprietary software owned and controlled by the Seller or any of its Subsidiaries that is used by the Seller and its Subsidiaries in connection with the operation of the Business and is provided to the Buyer under the Transition Services Agreement.

(aaaa)   “Software” means computer software programs including source code and object code.

(bbbb)  “Subsidiary” means, when used with respect to any Person, any other Person that such Person directly or indirectly owns or has the power to vote or control more than 50% of the voting stock or other interests the holders of which are generally entitled to vote for the election of the board of directors or other applicable governing body of such other Person (or, in the case of a partnership, limited liability company or other similar entity, control of the general partnership, managing member or similar interests).

(cccc)   “Target Net Working Capital” means thirty-five million dollars ($35,000,000).

(dddd) “Tax Returns” means any and all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements supplied or required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

(eeee)   “Taxes” means any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including (i) taxes imposed on, or measured by, income, franchise, profits or gross receipts, (ii) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated, withholding, employment, social security (or similar), escheat, disability, registration, alternative or add-on minimum, unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties or other tax, levy, fee, impost, duty or similar governmental charge of any kind whatsoever, and (iii) any Liability for the payment of any amounts of the type described above as a result of any express or implied obligation to pay any such amounts or to indemnify any other Person for such amounts (in each case, pursuant to a Tax Sharing Agreement), assumption, transferee or successor Liability in respect of such amounts, operation of Law in respect of such amounts, Regulations Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision under Law) in respect of such amounts or otherwise.

(ffff)    “Trademarks” means any and all United States or foreign trademarks, service marks, trade dress, logos, domain names and other source or business identifiers (whether registered or unregistered), together with the goodwill associated with any of the foregoing and all registrations, applications for registration, renewals and extensions of any of the foregoing.

(gggg)  “Transactions” means the transactions contemplated by this Agreement and the Ancillary Agreements (other than, for the avoidance of doubt, the Seller Debt Financing).

(hhhh)  “Transaction Expenses” means, without duplication, and to the extent unpaid as of the Closing, the aggregate amount of the following out-of-pocket costs, fees and expenses payable by the Acquired Companies or for which any Acquired Company becomes liable after the Closing in respect of obligations in effect prior to the Closing Date (and is actually paid by such Acquired Company, or otherwise paid or caused to be paid at Closing by Buyer as directed by Seller pursuant to Section 3.4), in each case as a result of the consummation of the Stock Purchase, the Pre-Closing Restructuring or the Shared Asset Transactions: (i) the fees and expenses of outside legal counsel, accountants, advisors, brokers, and other third parties and (ii) all “single-trigger” change-in-control or retention bonuses paid by the Acquired Companies to employees of the Acquired Companies as a result of the Closing, other than as set forth on Section 1.1(hhhh) of the Seller Disclosure Letter and all applicable fees, expenses related thereto and the employer portion of any payroll Taxes relating to the payments set forth in clause (ii).  For the avoidance of doubt, all severance under the Employee Severance Agreements set forth on Section 4.13 of the Seller Disclosure Letter shall not be Transaction Expenses, including if any severance thereunder is triggered by any request by the Buyer for an officer’s resignation from such position with any Acquired Company, as contemplated by this Agreement.

(iiii)      “Transition Services Agreement” means a transition services agreement to be entered into at the Closing between the Seller, on the one hand, and each of the Acquired Companies, on the other hand, in form and substance set forth on Exhibit C hereto.

(jjjj)      “TSA Contracts” means any material Contracts of the members of the Seller Group with any Third Party Service Providers (as defined in the Transition Services Agreement) governing services to be provided pursuant to the Transition Services Agreement.

(kkkk)  “Willful Breach” means (i) an action or failure to act by one of the parties hereto that constitutes a material breach of this Agreement, and such action was taken or such failure occurred with such party’s knowledge or intention that such action or failure to act would reasonably be expected to constitute a material breach of this Agreement or (ii) the failure of Buyer or Seller to consummate the Closing when required under Section 3.1.

ARTICLE II

PURCHASE AND SALE OF THE ACQUIRED COMPANY SHARES

Section 2.1      Purchase and Sale of the Acquired Company Shares.  Upon the terms and subject to the conditions of this Agreement, the Buyer agrees to purchase from the Seller, and the Seller agrees to sell to the Buyer, all of the Acquired Company Shares at the closing of the transactions contemplated hereby (the “Closing”), free and clear of all Liens (other than (a) Liens on transfer imposed under applicable securities Laws and (b) Liens created by Buyer or any of its Affiliates), for the consideration specified in Section 2.2 (the “Stock Purchase”).

Section 2.2      Payment of Estimated Purchase Price.  At the Closing, the Buyer shall pay the Estimated Purchase Price (less the face amount of the Seller Debt Financing consummated at the Closing) in immediately available funds by wire transfer to an account or accounts that have been designated in writing by the Seller to the Buyer not less than two (2) Business Days prior to the Closing.  The term “Estimated Purchase Price” means the amount resulting from: (i) the Consideration, plus (ii) the Initial Adjustment Amount.  The Estimated Purchase Price shall be subject to adjustment following the Closing pursuant to Section 2.4 (as so adjusted, the “Purchase Price”).

Section 2.3      Pre-Closing Statement.  No later than three (3) Business Days prior to the anticipated Closing Date, the Seller shall deliver to the Buyer a certificate executed by an executive officer of the Seller (the “Pre-Closing Statement”) setting forth its good faith estimates of (i) Net Working Capital (the “Estimated Net Working Capital”), (ii) Net Indebtedness (the “Estimated Net Indebtedness”), (iii) Transaction Expenses (the “Estimated Transaction Expenses”) and (iv) the Initial Adjustment Amount.  Estimated Net Working Capital shall be calculated in accordance with the Accounting Rules, and each of Estimated Net Indebtedness and Estimated Transaction Expenses shall be calculated in accordance with the definitions thereof (including, for the avoidance of doubt, any definitions of terms referred to therein).  For purposes of this Agreement, “Initial Adjustment Amount” means an amount (which may be positive or negative) equal to (A) the Estimated Net Working Capital, plus (B) the Estimated Net Indebtedness, minus (C) the Estimated Transaction Expenses, minus (D) the Target Net Working Capital.  The amount of the Initial Adjustment Amount shall be denominated in Dollars.  The Parties acknowledge and agree that the amounts set forth in the Pre-Closing Statement are solely for purposes of determining the Initial Adjustment Amount and the Estimated Purchase Price pursuant to Section 2.2, and the exclusive recourse of Buyer with respect to inaccuracies or disputes with respect thereto is the resolution procedures in Section 2.4.

Section 2.4      Post-Closing Adjustments.

(a)        Within ninety (90) days following the Closing Date or, if earlier, within thirty (30) days of delivery by the Seller to the Buyer, pursuant to the Transition Services Agreement (to the extent required thereby), of the data required to complete the Closing Statement, the Buyer shall deliver to the Seller a certificate executed by an executive officer of the Buyer (the “Closing Statement”) setting forth the actual amounts of (i) Net Working Capital (the “Post-Closing Net Working Capital”), (ii) Net Indebtedness (the “Post-Closing Net Indebtedness”), (iii) Transaction Expenses (the “Post-Closing Transaction Expenses”) and (iv) the Post-Closing Adjustment Amount, together with reasonable supporting documentation.  For purposes of this Agreement, “Post-Closing Adjustment Amount” means an amount (which may be positive or negative) equal to (A) the Post-Closing Net Working Capital, plus (B) the Post-Closing Net Indebtedness, minus (C) the Post-Closing Transaction Expenses, minus (D) the Target Net Working Capital.  The amount of the Post-Closing Adjustment Amount shall be denominated in Dollars.  The Buyer agrees to prepare the Closing Statement and determine the Post-Closing Net Working Capital in accordance with the Accounting Rules, and determine Post-Closing Net Indebtedness and Post-Closing Transaction Expenses in accordance with the definitions thereof  (including, for the avoidance of doubt, any definitions of terms referred to therein).  Such calculations are not intended to, and shall not, permit the introduction of different components, judgments, accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies for the purpose of preparing the Closing Statement or determining the Post-Closing Net Working Capital, Post-Closing Net Indebtedness and Post-Closing Transaction Expenses other than the Accounting Rules and the applicable definitions (including, for the avoidance of doubt, any definitions of terms referred to therein) of Post-Closing Net Working Capital, Post-Closing Net Indebtedness and Post-Closing Transaction Expenses, as the case may be, or to take into account any events, conditions or developments occurring after Closing with respect to any such calculations, components, judgments, accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies.  Without limiting the foregoing, the Buyer agrees that the Closing Statement shall entirely disregard (i) any and all effects on the assets or liabilities of the Acquired Companies of any financing or refinancing arrangements entered into at any time by the Buyer or any other transaction entered into by the Buyer in connection with the consummation of the transactions contemplated hereby, and (ii) any of the plans, transactions, or changes which the Buyer (or the Acquired Companies) intends to initiate or make or causes to be initiated or made after the Closing with respect to the Acquired Companies or their business or assets, or any facts or circumstances that are unique or particular to the Buyer or any of its assets or liabilities.

(b)        Within thirty (30) days after the Seller’s receipt of the Closing Statement, the Seller may deliver to the Buyer a written statement either accepting the Closing Statement or specifying any objections thereto (including therein the Seller’s calculations of any disputed items or amounts and the Seller’s grounds for such disagreement in reasonable detail) (an “Objections Statement”).  If the Seller does not deliver an Objections Statement to the Buyer within thirty (30) days after the Seller’s receipt of the Closing Statement, the Closing Statement will be final and binding upon the Seller and the Buyer.

(c)        If the Seller delivers an Objections Statement, then the Seller and the Buyer shall, during the thirty (30) days following such delivery, negotiate in good faith to reach agreement on the disputed items or amounts in order to determine, as may be required, the amount of Net Working Capital, Net Indebtedness and/or Transaction Expenses.  If the Seller and the Buyer are unable to reach such agreement during such period, then they shall promptly thereafter appoint Ernst & Young or, if such firm is unavailable, an independent accountant of nationally recognized standing reasonably satisfactory to the Seller and the Buyer (the “Accounting Firm”) to promptly review this Agreement and the disputed items or amounts for the purpose of calculating the actual amount of Net Working Capital, Net Indebtedness and/or Transaction Expenses.  The Accounting Firm, acting as an expert and not as an arbitrator, shall determine in accordance with this Agreement (including the Accounting Rules attached hereto) the actual amount of Net Working Capital, Net Indebtedness and/or Transaction Expenses and shall deliver to the Seller and the Buyer a written report setting forth such calculations.  In resolving any disputed item, the Accounting Firm (i) shall be bound by the provisions of this Section 2.4 and the definitions of Net Working Capital,  Net Indebtedness and/or Transaction Expenses, (ii) shall limit its review to the disputed items submitted to the Accounting Firm for resolution, and shall be instructed not to otherwise investigate matters independently and (iii) shall further limit its review solely to whether the Closing Statement has been prepared in accordance with this Section 2.4 or contains any mathematical or clerical error.  The determination of any disputed items cannot, however, be in excess of, or less than, the greatest or lowest value, respectively, claimed for any such item in the Closing Statement or Objections Statement. Such report shall be final and binding upon the Seller and the Buyer, absent manifest error. The fees, costs and expenses of the Accounting Firm shall be allocated 50% to the Seller, on the one hand, and 50% to the Buyer, on the other hand.

(d)       During the period of time from and after the Closing Date through the final determination of the Final Adjustment Amount in accordance with this Section 2.4, the Buyer shall afford, and shall cause the Acquired Companies to afford, to the Seller and the Accounting Firm, if any, and any accountants, counsel or other Representatives retained by the Seller and/or the Accounting Firm, if any, during reasonable business hours and upon reasonable notice to the Buyer, direct access to, and, to the extent applicable, paper and electronic copies of, the properties, books, contracts, personnel, Representatives (including the Buyer’s accountants) and records of the Acquired Companies, their respective Subsidiaries and such Representatives (including the work papers of the Acquired Companies’ accountants) that are reasonably relevant to the review of the Closing Statement and the calculation of Net Working Capital, Net Indebtedness and Transaction Expenses in accordance with this Section 2.4.  Except to the extent disclosure is required by applicable Law, the Seller agrees that it shall, and shall use reasonable best efforts to cause any accountants, counsel or other Representatives retained by the Seller to, hold all information acquired pursuant to this Section 2.4(d) in confidence in accordance with Section 7.3  Following the Closing, the Buyer shall not destroy or amend the books and records of the Acquired Companies to the extent such actions would materially and adversely affect the preparation of the Closing Statement or the review thereof.  No actions taken by the Buyer on its own behalf or on behalf of the Acquired Companies or their respective Subsidiaries, on or following the Closing Date shall be given effect for purposes of determining the Post-Closing Net Working Capital, Post-Closing Net Indebtedness or Post-Closing Transaction Expenses.

(e)        As used herein, “Final Adjustment Amount” means (i) if the Seller fails to deliver an Objections Statement in accordance with Section 2.4(b), the Post-Closing Adjustment Amount as set forth in the Closing Statement, or (ii) if a dispute between the Seller and the Buyer with respect to the Net Working Capital, Net Indebtedness and/or Transaction Expenses is resolved by resolution of the Buyer and the Seller or by submission of any remaining disputes to the Accounting Firm, as contemplated by this Section 2.4, the Post-Closing Adjustment Amount calculated using the Net Working Capital, Net Indebtedness and Transaction Expenses as so resolved.  The amount of the Final Adjustment Amount shall be denominated in Dollars.

(f)        If the Final Adjustment Amount is greater than the Initial Adjustment Amount, then the Buyer shall promptly (but in any event within five (5) Business Days following the determination of the Final Adjustment Amount) deliver to the Seller the amount of such excess by wire transfer of immediately available funds to an account or accounts designated by the Seller in writing.  If the Final Adjustment Amount is less than the Initial Adjustment Amount, then the Seller shall promptly (but in any event within five (5) Business Days following the determination of the Final Adjustment Amount) deliver to the Buyer the amount of such shortfall by wire transfer of immediately available funds to an account or accounts designated by the Buyer in writing.

Section 2.5      Withholding Rights.  The Buyer and the Acquired Companies shall be entitled to deduct and withhold from any amounts payable in connection with the transactions contemplated by this Agreement such amounts as the Buyer or any Acquired Company is required by U.S. federal, state or local Tax Law to deduct and withhold, with respect to the making of such payment; provided, that the Buyer shall notify and consult with the Seller at least ten (10) Business Days before any such required deduction or withholding made by the Buyer with respect to the purchase of the Acquired Company Shares from the Seller.  All such amounts shall be so withheld and paid over to or deposited with the relevant Governmental Authority by the Buyer or the applicable Acquired Company, and such amounts shall be treated for all purposes of this Agreement or an Ancillary Agreement, as applicable, as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

CLOSING

Section 3.1      Closing.  Subject to the terms and conditions of this Agreement, the Closing shall take place (a) at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York, at 9:00 a.m., Eastern time, on the first Business Day following the Fiscal Month End Date on which the conditions set forth in Article X (other than any conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) are satisfied or waived in accordance with this Agreement or (b) at such other place and time as the Buyer and the Seller may agree in writing.  The date on  which the Closing occurs is referred to as the “Closing Date.”  Notwithstanding the foregoing or any other provision to the contrary in this Agreement, the Closing shall not occur prior to the date that is thirty (30) calendar days after (and including) the date hereof without the prior written consent of the Buyer.

Section 3.2      Deliveries by the Seller.  At the Closing, the Seller shall deliver to the Buyer the following:

(a)        Ancillary Agreements.  The Ancillary Agreements to which any member of the Seller Group or either Acquired Company is a party, duly executed by the applicable Seller Group member or Acquired Company;

(b)        Officer’s Certificate.  The certificate, signed by an executive officer of the Seller, to be delivered pursuant to Section 10.2(c);

(c)        Stock Certificates and Stock Powers.  Stock certificates representing the Acquired Company Shares, together with stock powers endorsed in blank necessary to transfer such stock certificates to the Buyer;

(d)       Consent and Release Documentation.  Executed copies of the Consent and Release Documentation;

(e)        Affiliated Transactions.  Evidence of termination, in form reasonably acceptable to the Buyer, of the Affiliated arrangements contemplated by Section 6.4; and

(f)        FIRPTA Certificate.  The certification contemplated by Section 11.8(l).

(g)        Seller Debt Financing Documents.  The Seller Debt Financing Documents to which any member of the Seller Group or either Acquired Company is a party, duly executed by the applicable Seller Group member or Acquired Company.

Section 3.3      Deliveries by the Buyer.  At the Closing, the Buyer shall deliver, or cause to be delivered, to the Seller the following:

(a)        Estimated Purchase Price.  An amount in cash equal to (x) the Estimated Purchase Price minus (y) the face amount of the Seller Debt Financing consummated at the Closing, by wire transfer of immediately available funds to an account or accounts at a bank or banks designated by the Seller in writing no later than two (2) Business Days prior to the Closing;

(b)        Ancillary Agreements.  The Ancillary Agreements to which the Buyer is a party duly executed by the Buyer; and

(c)        Officer’s Certificate.  The certificate, signed by an executive officer of the Buyer, to be delivered pursuant to Section 10.3(c).

Section 3.4      Transaction Expenses.  The Buyer shall pay, or cause to be paid, on behalf of the Acquired Companies, all Transaction Expenses to be paid by the Acquired Companies at the Closing and with respect to which the Seller has delivered to Buyer final invoices prior to the Closing Date by wire transfer of immediately available funds or as otherwise directed by the Seller (the “Closing Transaction Expenses”).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLER

Except as set forth in the corresponding sections or subsections of the disclosure letter delivered by the Seller to the Buyer concurrently with the execution of this Agreement (the “Seller Disclosure Letter”), or such other sections or subsections of the Seller Disclosure Letter in accordance with Section 13.11, the Seller hereby represents and warrants to the Buyer that:

Section 4.1      Organization and Power.  The Seller, each other member of the Seller Group that is or will be a party to an Ancillary Agreement and each Acquired Company is duly organized, validly existing and in good standing, to the extent such good standing is recognized under each relevant jurisdiction, under the Laws of its jurisdiction of organization and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted, except where any failure to be in good standing would not reasonably be expected to be material to the Acquired Companies, taken as a whole.

Section 4.2      Foreign Qualifications; Organizational Documents.  Each Acquired Company is duly qualified to do business as a foreign corporation, limited liability company or other legal entity and is in good standing in each jurisdiction in which it leases real property and each other jurisdiction in which the conduct of its business and the lease and operation of its assets makes such qualification necessary, except where any failure to be so qualified or in good standing would not reasonably be expected to be material to the Acquired Companies, taken as a whole.  The Seller has made available to the Buyer true, correct and complete copies of the certificate of incorporation and bylaws (or the equivalent organizational documents) of the Seller and the Acquired Companies as in effect on the date of this Agreement (collectively, the “Acquired Company Organizational Documents”).

Section 4.3      Corporate Authorization.  Each of the Seller, each other member of the Seller Group that is or will be a party to an Ancillary Agreement and each Acquired Company have all necessary corporate (or equivalent) power and authority to enter into, deliver and perform this Agreement and each of the Ancillary Agreements to which it is or will be a party and to consummate the Transactions.  The execution, delivery and performance of this Agreement and the Ancillary Agreements by each of the Seller, each other member of the Seller Group that is or will be a party to an Ancillary Agreement and each Acquired Company, and the consummation by each of the Seller or such Subsidiaries of the Transactions have been duly and validly authorized by all necessary corporate, shareholder or other equivalent or similar action on the part of the Seller and such Subsidiaries, as applicable.  No vote or other approval of the stockholders of the Seller is required to consummate the Transactions.

Section 4.4      Enforceability.  This Agreement has been, and each of the Ancillary Agreements will be at or prior to the Closing, duly and validly executed and delivered by the Seller, the Acquired Companies (as applicable) and any applicable member of the Seller Group which is party to any Ancillary Agreement. This Agreement constitutes, and upon execution and delivery, each Ancillary Agreement to which a member of the Seller Group is a party shall constitute, a legal, valid and binding agreement of such member of the Seller Group, enforceable against such member of the Seller Group in accordance with their respective terms, subject to the Enforceability Exceptions.

Section 4.5      Governmental Authorizations.  Assuming that the representations and warranties of the Buyer contained in Section 5.4 are true and correct, the execution, delivery and performance of this Agreement and Ancillary Agreements by the Seller and the relevant members of the Seller Group and the consummation by the Seller of the Stock Purchase does not and will not require any consent, approval or other authorization of, or filing with or notification to any Governmental Authority (collectively, “Governmental Authorizations”) other than:

(a)        the filing with the Securities and Exchange Commission (the “SEC”) of any filings and reports that may be required in connection with this Agreement and the Stock Purchase under the Securities Exchange Act of 1934 (the “Exchange Act”);

(b)        compliance with United States Competition Law;

(c)        the post-Closing notification required to be made by the Buyer pursuant to the Investment Canada Act; and

(d)       where the failure to obtain such Governmental Authorizations would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies or the Business.

Section 4.6     Non-Contravention.  The execution, delivery and performance of this Agreement by the Seller, the Ancillary Agreements to which each of the Seller and its Subsidiaries, as applicable, is a party, and the consummation by the Seller and its Subsidiaries of the Transactions does not and will not (a) contravene or conflict with, or result in any violation, breach or default (with or without notice or lapse of time or both) of, any provision of the organizational documents of the Seller, the other members of the Seller Group that are or will be a party to an Ancillary Agreement or the Acquired Company Organizational Documents, (b) contravene or conflict with, give rise to a right of termination, modification, acceleration or cancellation, or result in any violation, breach or default (with or without notice or lapse of time or both) of any Law applicable to the Seller, the other members of the Seller Group that are or will be a party to any Ancillary Agreement or any Acquired Company or by which any assets of the Acquired Companies are bound, assuming that all Governmental Authorizations described in Section 4.5 have been obtained or made, (c) result in any violation or breach of, give rise to a right of termination, modification, acceleration or cancellation of any right or obligation, or constitute a default (with or without notice or lapse of time or both) under, any Material Contracts, (d)  result in the loss, forfeiture, cancellation, suspension, limitation, termination or other impairment of, or give rise to any right of any Person to cancel, suspend, limit, terminate, or otherwise impair the right of the Acquired Companies to own or use or otherwise exercise any other rights that the Acquired Companies currently have with respect to, any Owned Intellectual Property, or (e) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Material Contracts other than (i) as set forth on Section 4.6 of the Seller Disclosure Letter and (ii) in the case of clauses (c) or (d) of this Section 4.6, as would not individually or in the aggregate, reasonably be expected to be material to the Acquired Companies or the Business.

Section 4.7      Capitalization of the Acquired Companies.

(a)        A complete and accurate list of the authorized and outstanding Capital Stock of each Acquired Company as of the date hereof is set forth on Section 4.7(a) of the Seller Disclosure Letter.  All such outstanding Capital Stock is directly or indirectly owned as of the date hereof beneficially and of record by the applicable members of the Seller Group or an Acquired Company as set forth on Section 4.7(a) of the Seller Disclosure Letter.  Except as set forth on Section 4.7(a) of the Seller Disclosure Letter, there are no other equity securities of the Acquired Companies issued, reserved for issuance, or outstanding and there are no outstanding or authorized options, warrants, rights to acquire, agreements to issue, convertible or exchangeable securities, subscriptions, other rights or obligations (including any preemptive rights), calls or commitments of any character whatsoever, relating to the equity securities of the Acquired Companies, to which any Acquired Company is a party or is bound that provide for the issuance, delivery or sale of equity securities in any Acquired Company, in each case excluding this Agreement and each Ancillary Agreement.

(b)        All outstanding Capital Stock of each Acquired Company is duly authorized, validly issued, fully paid and non-assessable and not subject to any pre-emptive, registration, subscription or first refusal rights, and are owned free and clear of any Liens, other than (i) Permitted Liens which shall be released at or prior to Closing and Liens to be released pursuant to the Consent and Release Documentation, (ii) Liens on transfer imposed under applicable securities Laws and (iii) Liens created by Buyer or any of its Affiliates.

(c)        There are no outstanding contractual obligations of any Acquired Company to repurchase, redeem or otherwise acquire any Capital Stock of any member of the Seller Group.

(d)       There are no voting trusts, proxies or similar agreements, arrangements or commitments to which any Acquired Company is a party with respect to the voting of any shares of Capital Stock of the Acquired Companies.  There are no bonds, debentures, notes or other Indebtedness issued by any Acquired Company that entitle the holder thereof to vote (or convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) together with stockholders of the applicable member on any matters.

(e)        There are no Contracts to which the Acquired Companies are party or by which their respective assets are bound that prevent or restrict the payment of dividends or other distributions by the Acquired Companies.

Section 4.8      Financial Statements.

(a)        Section 4.8(a) of the Seller Disclosure Letter contains a true, correct and complete copy of each of (i) the unaudited consolidated balance sheet of the Business (the “Latest Balance Sheet”) as of September 28, 2013 and the related statement of income for the nine (9) month period then ended (together with the Latest Balance Sheet, the “Interim Financial Statements”) and (ii) the unaudited consolidated balance sheets of the Business (the “Year End Balance Sheet”) and related statement of income for the fiscal years ended December 31, 2011 and December 29, 2012 (together with the Year-End Balance Sheet, the “Year-End Financial Statements”).  The Year-End Financial Statements and the Interim Financial Statements, collectively, are hereinafter referred to as the “Financial Statements.”  The Financial Statements have been prepared from the books and records of the Seller in accordance with the Accounting Rules, consistently applied throughout the periods indicated, and present fairly in all material respects the consolidated financial condition and results of operations of the Business as of the times and for the periods referred to therein.

(b)        Section 4.8(b) of the Seller Disclosure Letter sets forth the Indebtedness of the Acquired Companies as of the date of this Agreement (other than to the extent owed to an Acquired Company).

(c)        No Acquired Company and no member of the Seller Group (with respect to the Business) is a party to, or has any commitment to become a party to, any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC) or which would not be required to be reflected or reserved on the Financial Statements in accordance with the Accounting Rules, in each case where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Business in the Financial Statements.

Section 4.9      Absence of Changes.

(a)        Since the Latest Balance Sheet there has not occurred any Material Adverse Effect.

(b)        Since the Latest Balance Sheet through the date hereof (i) Seller has conducted the business of the Acquired Companies in the ordinary course consistent with past practice of business in all material respects and (ii) no Acquired Company has taken any action or omitted to take any action which, if taken or omitted to be taken after the date hereof, would require the consent of Buyer in accordance with Section 6.1(a), (b),(c), (d), (e),(f), (g), (h), (i), (j), and, to the extent relating to the foregoing clauses, Section 6.1(p).

Section 4.10    Material Contracts.  Section 4.10 of the Seller Disclosure Letter sets forth a list of all of the following Contracts by which any Acquired Company or any of its respective properties or assets are, or the Business is, bound as of the date of this Agreement (in each case, other than any Real Property Lease, Assigned Benefit Plan or TSA Contract) (collectively, together with the Contracts required to be disclosed in Section 4.8(b) of the Seller Disclosure Letter, the “Material Contracts”):

(a)        any Contract (or group of related Contracts) for the purchase or lease of materials, supplies, goods, services or equipment that is not terminable by an Acquired Company or member of the Seller Group on sixty (60) days’ notice without penalty or premium and that provides for or is reasonably likely to require either (1) annual aggregate payments by or to, or other consideration from or to, such Acquired Company of $250,000 or more for such Contract (or group of related Contracts), or (2) aggregate payments from or to such Acquired Company of $500,000 or more over the remaining term of such Contract (or Group of related Contracts);

(b)        (i) any Contract requiring an annual or lump-sum payment of $250,000 or more relating to the employment of any officer, individual employee or other Person on a full-time or consulting basis or (ii) any employment, severance, retention, change in control or similar agreement (including any offer letters), excluding in the case of this subclause (ii) any such agreement or offer letter that may be terminated at the election of the applicable Acquired Company upon notice of sixty (60) days or less without cost or penalty.

(c)        Contracts under which such Acquired Company has directly or indirectly guaranteed outstanding Liabilities of any Person (which guarantee obligations exceed $100,000 individually or in the aggregate) (other than any guarantees of Liabilities of any Acquired Company and any endorsements for the purpose of collection in the ordinary course of business);

(d)       Contracts containing (1) a covenant or covenants which purport to limit such Acquired Company’s ability or right to compete with any Person or to engage in any material business or (2) covenants of any other Person not to compete with the Acquired Companies in any material business;

(e)        Contracts that generate a guaranteed annual minimum royalty of $100,000 pursuant to which an Acquired Company grants a third party the right to use any Intellectual Property;

(f)        Contracts pursuant to which an Acquired Company grants an exclusive right or license to a third party to use any material Owned Intellectual Property;

(g)        Contracts pursuant to which a third party grants to an Acquired Company the right to use any material Intellectual Property, other than Software, that involved annual payments from the Acquired Companies in an amount in excess of $50,000 during the 12-month period ended December 31, 2012 or will involve annual payments from the Acquired Companies in an amount in excess of $50,000 during the 12-month period ending December 31, 2013;

(h)        Contracts under which such Acquired Company, directly or indirectly, agreed to make any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than any Acquired Company or extensions of trade credit in the ordinary course of business) in any such case which the outstanding balance still owed by such

Acquired Company, individually, is in excess of $250,000 and, together with any related Contract,  in excess of $500,000;

(i)         Contracts evidencing any Indebtedness;

(j)         Contracts relating to collective bargaining or Contracts with labor unions (or any similar employee organizations);

(k)        Contracts that relate to the future acquisition from or disposition to another Person (other than an Acquired Company) of material operating assets, business or Capital Stock or other equity interest of another Person (other than an Acquired Company) or have contingent payment or indemnification obligations outstanding which, individually, may reasonably be expected to have a value in excess of $250,000 individually or together with any related Contract;

(l)         Contracts for joint ventures, strategic alliances, partnerships or similar arrangements, in each case that are material to the Business (other than the Acquired Company Organizational Documents); and

(m)       Contracts with any customer of the Acquired Companies pursuant to which such customer receives any material (individually or in the aggregate) discount, rebate or credit based on the volume of such customer’s business with the Acquired Companies, or pursuant to which such customer may be entitled to any refunds in excess of five percent (5%) of the revenue from such customer’s business with the Acquired Companies.

(n)        any other Contract not described above in this Section 4.10 (other than (i) purchase orders entered into in the ordinary course of business with retailers and suppliers and (ii) Employee Benefit Plans)  that, individually or together with any other related Contract, involves consideration in excess of $2,000,000 (or, in the case of expenditures by the Acquired Companies, $500,000) in the current fiscal year of the Business or any future fiscal year.

The Seller has made available to the Buyer true and complete copies of all Material Contracts as in effect on the date hereof.  Each Material Contract is, subject to the Enforceability Exceptions, a valid and binding agreement of the applicable Acquired Company except where failure to be valid and binding would not be, individually or in the aggregate, reasonably expected to be material to the Acquired Companies or the Business.  Except as otherwise set forth on Section 4.10 of the Seller Disclosure Letter or where such breach or default is not, individually or in the aggregate, reasonably expected to be material to the Acquired Companies or the Business, (i) none of the Acquired Companies are in breach of or default under any Material Contract, (ii) to the Knowledge of the Seller, no other party to such Material Contract is in breach of or default under, any such Material Contract, (iii) none of the Acquired Companies have received any written claim or written notice of a breach of or default under any such Material Contract, (iv) to the Knowledge of the Seller, no event has occurred which would be reasonably expected to result in a breach of or a default under any Material Contract, or (v) no party has given written notice of any significant dispute with respect to any Material Contract.

Section 4.11    Sufficiency of Assets.  After giving effect to any assets or services to be provided to the Acquired Companies under the Transition Services Agreement, the Pre-Closing Restructuring and the Shared Asset Transactions, the assets of the Acquired Companies and any Delayed Assets constitute all of the material assets, both tangible and intangible, necessary to operate the Acquired Companies in all material respects from and after the Closing as they have been operated in the twelve months prior to the date of this Agreement.

Section 4.12    Liabilities.  Except as set forth on Section 4.12 of the Seller Disclosure Letter, no Acquired Company has Liabilities of any kind that would have been required to be reflected in, reserved against or otherwise described on the Latest Balance Sheet or in the notes thereto in accordance with the Accounting Rules and were not so reflected, reserved against or described, other than (i) Liabilities incurred in the ordinary course of business after the date of the Latest Balance Sheet (none of which results from or arises out of any material breach of or material default under any Contract, material breach of warranty, tort, material infringement or material violation of Law and which would not reasonably be expected to be material to the Acquired Companies, taken as a whole, (ii) Liabilities incurred by the Acquired Companies in connection with the transactions contemplated hereby or (iii) Liabilities that would not exceed $250,000 in the aggregate.

Section 4.13    Benefit Plans; Employees.

(a)        Section 4.13(a) of the Seller Disclosure Letter lists all material Employee Benefit Plans.  For purposes of this Agreement, “Employee Benefit Plans” means all “employee benefit plans” (as defined in Section 3(3) of ERISA) and all other employee benefit, fringe benefit, profit-sharing, compensation, termination, pension, retirement, retirement savings, equity or equity-based compensation, stock appreciation, health, welfare, medical, dental, disability, life insurance, stock purchase, stock option, severance, employment, consulting, change-of-control, retention, bonus, incentive and deferred compensation plans, programs, agreements, arrangements and policies, whether or not subject to ERISA, whether formal or informal, oral or written, legally binding or not, that are sponsored, maintained or contributed to by the Seller, any Acquired Company or any of their respective Subsidiaries, or with respect to which the Seller, any Acquired Company or any of their respective Subsidiaries has or could have any obligation or liability, contingent or otherwise, in each case for the benefit of or with respect to any Acquired Company Employee or Former Acquired Company Employee or any dependent or beneficiary thereof.  No Acquired Company currently sponsors or maintains any Employee Benefit Plans that are subject to ERISA.

(b)        All Employee Benefit Plans are in compliance in all material respects with all applicable requirements of ERISA, the Code and other applicable laws and have been administered in accordance with their terms and such laws, except where any such failure to so comply would not, individually or in the aggregate, reasonably be expected to result in liability of any Acquired Company or any Subsidiary respectively thereof.  The Seller has made available to the Buyer copies of the Employee Benefit Plans (and, if applicable, related trust agreements) and all amendments thereto together, if applicable, with the most recent annual report (Form 5500), the most recent actuarial valuation report prepared in connection with any Employee Benefit Plan, and the most recent determination letter received from any taxation authority with respect to any Employee Benefit Plan.  Except as set forth in Section 4.13(b) of the Seller Disclosure Letter, no Employee Benefit Plans are maintained outside the jurisdiction of the United States, and each Employee Benefit Plan set forth on such schedule (each, a “Foreign Plan”) (i) is and at all times has been administered in compliance in all material respects with applicable law and maintained in good standing with all applicable Governmental Authorities, (ii) if intended to qualify for special tax treatment, such Foreign Plan meets all requirements for such treatment, (iii) if intended to be funded and/or book reserved, such Foreign Plan is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions; and (iv) no material liability exists or could reasonably be expected to be imposed on any Acquired Company or any Subsidiary respectively thereof with respect to any Foreign Plan.

(c)        Except as set forth in Section 4.13(c) of the Seller Disclosure Letter, neither the Seller nor any of its Subsidiaries nor any ERISA Affiliate has, in the six-year period preceding the date of this Agreement, sponsored, maintained, contributed to or been required to maintain or contribute to, or incurred or could have incurred any actual liability under, any Employee Benefit Plan that is subject to Title IV of ERISA or is otherwise a defined benefit plan.  No Acquired Company nor any Subsidiary thereof is obligated to contribute to or has or had any liability with respect to any Multiemployer Plan with respect to any Acquired Company Employee or Former Acquired Company Employee.  No Employee Benefit Plan provides health, medical or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code), and  no circumstances exist that could result in any Acquired Company becoming obligated to provide any such benefits.

(d)       There are no pending or, to the Knowledge of the Seller, threatened Legal Actions with respect to any Employee Benefit Plan, other than ordinary and usual claims for benefits by participants and beneficiaries, that could individually or in the aggregate reasonably be expected to result in any material liability of any Acquired Company or any Subsidiary respectively thereof.

(e)        Except as set forth in Section 4.13(e) of the Seller Disclosure Letter, the execution and delivery by the Seller of this Agreement and the consummation by the Seller of the Stock Purchase is not reasonably expected to result in the acceleration of the time of payment or vesting of any compensation or benefits to any Acquired Company Employee or Former Acquired Company Employee.  No amount or other entitlement that could be received as a result of the transactions contemplated hereby (alone or in conjunction with any other event) by any Acquired Company Employee that is a “disqualified individual” (as defined in Section 280G(c) of the Code) with respect to any Acquired Company will constitute an “excess parachute payment” (as defined in Section 280(G)(b)(1) of the Code.  Each Employee Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A of the Code) has at all times been in compliance in all material respects with the requirements of Section 409A of the Code and no Acquired Company Employee or Former Acquired Company Employee is entitled to receive any gross-up or additional payment by reason of the tax required by Section 409A or 4999 of the Code being imposed on such person.

(f)        There is no unfair labor practice, charge, complaint, material grievance or arbitration proceeding in progress or, to the Knowledge of the Seller, threatened against any of the Acquired Companies that could individually or in the aggregate reasonably be expected to result in a material liability of any Acquired Company or any Subsidiary respectively thereof.

(g)        Except as disclosed in Section 4.13(g) of the Seller Disclosure Letter, during the past five years (i) neither the Seller nor any Acquired Company is or was party to any collective bargaining agreement governing the rights of and obligations to any Acquired Company Employee, (ii) no Person or other trade union holds or held bargaining rights with respect to any Acquired Company Employee, (iii)  no labor organization or group of Persons has made a pending demand for recognition, and no representation proceedings or petitions seeking a representation proceeding are presently pending or, to the Knowledge of the Seller, are or were threatened to be brought or filed with the National Labor Relations Board or other labor relations tribunal with respect to any Acquired Company Employee, (iv) there is and has been no organizing activity involving any Acquired Company pending, or to the Knowledge of the Seller, threatened by any labor organization or group of Persons with respect to Acquired Company Employees, (v) no individual who has performed services for any Acquired Company or any Subsidiary thereof has been improperly excluded from participation in any Employee Benefit Plan, (vi) except as would not be, individually or in the aggregate, material to the Acquired Companies, no Acquired Company nor any Subsidiary thereof has or had any direct or indirect liability, whether absolute or contingent, with respect to any misclassification of any Person as an independent contractor rather than as an employee, as having exempt status rather than non-exempt status for purposes of overtime, or with respect to such Person’s status as an employee leased from another employer, and (vii) no Acquired Company nor any Subsidiary thereof has received any written claim that any Person providing services to any Acquired Company or Subsidiary thereof has been misclassified as an independent contractor rather than an employee or as having exempt status rather than non-exempt status for purposes of overtime.

(h)        Each of the Acquired Companies is in compliance in all material respects with all Laws relating to the employment of labor, including all such Laws relating to employment, equal employment opportunity, nondiscrimination, employment and reemployment rights of members of the uniformed services, immigration, wages, hours, benefits, the Worker Adjustment and Retraining Notification Act of 1988 (“WARN”) and any similar state or local “mass layoff” or “plant closing” Law, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation, and the collection and payment of withholding and/or social security taxes and any similar tax (collectively, “Employment Laws”), and no Acquired Company nor any Subsidiary thereof is liable for the payment of material taxes, fines, penalties or other amounts, however designated, for failure to comply at any time with any of the foregoing Employment Laws.

Section 4.14    Intellectual Property.

(a)        Section 4.14 of the Seller Disclosure Letter sets forth a complete and accurate list of all Owned Intellectual Property that, as of the date of this Agreement, is registered, issued or the subject of a pending application for registration (the “Registered IP”), identifying for each such registration and pending application (i) its registration (as applicable) and application numbers and the relevant jurisdiction, (ii) its owner of record and, if different, its beneficial owner, (iii) its current status, and (iv) in the case of Trademarks, the international class of goods or services specified in such registration or application.

(b)        An Acquired Company (i) owns and possesses (or will, as of the Closing, own and possess) all right, title and interest in and to the Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens) and (ii) has (or will, as of the Closing, have) a right to use the Licensed Intellectual Property.  All material Registered IP is subsisting and, to the Knowledge of the Seller, and except as set forth on Section 4.14(b) of the Seller Disclosure Letter, valid and enforceable.  The Acquired Companies have taken commercially reasonable actions to avoid the abandonment of, and to prosecute through registration or issuance, all of the material Registered IP.  No representation or warranty is made that any item of Registered IP that is the subject of a pending application will proceed to registration or issuance in the applicable intellectual property office where such application has been filed.  Section 4.14(b) of the Seller Disclosure Letter sets forth all actions with respect to the Registered IP which are due before the date that is one hundred fifty (150) days following the date hereof.

(c)        To the Knowledge of the Seller, the operations, products and services of the Business do not infringe, constitute an unauthorized use of, misappropriate, dilute or otherwise violate any Intellectual Property right of any Person. As of the date of this Agreement, to the Knowledge of the Seller, no Person is infringing, misappropriating, diluting or otherwise violating any Owned Intellectual Property, or engaging in any activities that constitute unfair competition with respect to the Business, (but excluding any claims or proceedings relating to counterfeit goods that reasonably could not be expected to have, either individually or in the aggregate, a Material Adverse Effect).

(d)       There is no Legal Action pending, or, to the Knowledge of the Seller, threatened against, any Acquired Company and, since January 1, 2011, neither the Acquired Companies nor members of the Seller Group have (i) received any written notice, based upon, or challenging or seeking to deny or restrict, the validity, enforceability, registration, use or ownership by such Acquired Company of any of the Owned Intellectual Property, (ii) received any written notice alleging that the use or exploitation of the Owned Intellectual Property or products manufactured or sold by such Acquired Company or any Affiliates or licensees of such Acquired Company, do or may conflict with, misappropriate, infringe, dilute or otherwise violate any Intellectual Property right of any Person, or (iii) received any written notice alleging that such Acquired Company has infringed, misappropriated, diluted or otherwise violated any Intellectual Property right of any Person, in each of clauses (i), (ii) or (iii), except as such matters have been resolved, and to the Knowledge of the Seller no reasonable basis for any claims in each of clauses (i), (ii) or (iii) exist.  Since January 1, 2011, neither the Acquired Companies nor members of the Seller Group have entered into any settlement or coexistence agreement with respect to any Intellectual Property.  As of the date of this Agreement, there are no opposition or cancellation proceedings against any Acquired Company relating to any Trademark registration or pending application for registration of a Trademark and, to the Knowledge of the Seller, no such proceeding is threatened with respect to any of the Trademarks contained in the Registered IP.  To the Knowledge of the Seller, no Registered IP is subject to any outstanding order, judgment, decree or stipulation by a Governmental Authority restricting the use, licensing or other exploitation thereof by an Acquired Company.

(e)        The Acquired Companies and the Seller Group have taken adequate measures, consistent with commercially reasonable practices in the industry, to protect the confidentiality of all trade secrets and confidential and proprietary information related to the Business.

(f)        The Acquired Companies and the Seller Group have implemented commercially reasonable procedures to monitor for and take action to stop infringement of the Trademarks included in the Registered IP and the sale of counterfeit products that infringe any such Trademarks, and have taken commercially reasonably steps to preserve and protect the material Registered IP and other material Owned Intellectual Property.

(g)        The Acquired Companies and the Seller Group maintain and enforce physical, technical and logical security procedures with respect to access to and maintenance of their information technology systems and any confidential information stored thereon, which procedures (a) are at least equal to industry standards, (b) comply with applicable Law, and (c) provide reasonably appropriate physical, technical and organizational safeguards against accidental or unlawful destruction, loss, alteration, unauthorized disclosure, theft or misuse. Without limiting the generality of the foregoing, the Acquired Companies and the Seller Group take reasonable measures to secure and defend their locations and equipment against “hackers” and others who may seek, without authorization, to modify or access their systems or the information found therein.

Section 4.15    Real Property.

(a)        The Seller and its Subsidiaries do not use any real property owned by them in the operation of the Business.  The Acquired Companies do not own, and since June 8, 1999 have not owned, any real property.  The Acquired Companies do not operate, and since June 8, 1999 have not operated, any manufacturing operations.  The Acquired Companies have a valid and enforceable right to use and access, or a valid and enforceable leasehold (or subleasehold) interest in, all leased (or subleased) real property (including all buildings, fixtures and other improvements thereto) used in the Business (the “Leased Real Property”).  An Acquired Company enjoys peaceful and undisturbed possession of each material Leased Real Property.  The leasehold (or subleasehold) interest of any Acquired Company in any Leased Real Property is not subject to any Lien, except for Permitted Liens.

(b)        Each of the material leases, subleases and licenses (and any guarantees that may exist related to such leases, subleases and licenses) relating to the Business as of the date of this Agreement (other than certain leases of off-site storage units) is set forth in Section 4.15 of the Seller Disclosure Letter (the “Real Property Leases”).  Each Real Property Lease that is guaranteed by the Seller or any of its Subsidiaries (other than the Acquired Companies) is identified on Section 4.15 of the Seller Disclosure Letter.  The Seller has delivered to the Buyer a true and complete copy of each Real Property Lease.  Each of the material Real Property Leases is, subject to the Enforceability Exceptions, a legal, valid and binding agreement of the Acquired Company party thereto, and, to the Knowledge of the Seller, of the other parties thereto.  No breach or default exists on the part of such Acquired Company or any other party thereto, under any material Real Property Lease, except where such breach or default would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies or the Business.  No event has occurred or circumstance exists which, with the delivery of notice, passage of time or both, would constitute a breach or default by an

Acquired Company under any material Real Property Lease, and the applicable Acquired Company has paid all rent due and payable under the Real Property Leases, except where such breach or default or failure to pay rent due would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies or the Business.  No Acquired Company has subleased, assigned or otherwise granted to any Person the right to use or occupy any property leased pursuant to a material Real Property Lease or any portion thereof, except where such sublease, assignment or grant would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies.

(c)        None of the Seller or any of its Subsidiaries has received any written notice of (i) existing material violations of building codes and/or zoning ordinances or other governmental or regulatory Laws affecting the Leased Real Property, (ii) existing, pending or threatened condemnation proceedings affecting the Leased Real Property, or (iii) existing, pending or threatened zoning, building code or other moratorium proceedings, or similar matters which could reasonably be expected to materially and adversely affect the ability to operate the Leased Real Property as currently operated. Neither the whole nor any material portion of any material Leased Real Property has been damaged or destroyed by fire or other casualty which is not adequately insured by the Acquired Company, which damage or destruction has not been restored or repaired.

Section 4.16    Taxes.

(a)        All income Tax Returns and all other material Tax Returns, in each case required to be filed by or with respect to any Acquired Company have been timely filed, and all such Tax Returns are true, complete and correct in all material respects.

(b)        All material amounts of Taxes payable by or on behalf of any Acquired Company have been fully and timely paid, whether or not shown or required to be shown on any Tax Return.

(c)        There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes of any Acquired Company, for any taxable period, and no request for any such extension or waiver is currently pending.

(d)       No material Tax deficiencies or assessments asserted in writing with respect to any Acquired Company are currently outstanding.

(e)        No audit, examination or other proceeding by any Governmental Authority is pending, in progress or threatened in writing with respect to any Taxes due from or with respect to any Acquired Company.

(f)        No Acquired Company (i) has been a member of a group filing a combined, consolidated, unitary or similar Tax Return (other than a group the common parent of which is the Seller), (ii) has any Liability for the Taxes of any other Person (other than the Seller and its Subsidiaries organized in the United States) under Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract or otherwise, (iii) is or has been a party to any Tax allocation, sharing or indemnification agreement, other than any such agreement not primarily concerned with the sharing, allocation or indemnification of Taxes (a “Tax Sharing Agreement”), (iv) has entered into or participated in any “reportable transaction” within the meaning of Regulations Section 1.6011-4(b), (v) has a permanent establishment (within the meaning of an applicable Tax treaty) in any country other than the country of its organization, or is subject to Tax in a jurisdiction outside the country of its organization, (vi) has granted to any Person any power of attorney that is currently in force with respect to any Tax matter, (vii) has agreed to or is required to make any adjustment pursuant to Section 481(a) of the Code or any similar provision of state, local or foreign Law by reason of a change in accounting method, has any Knowledge that any Governmental Authority has proposed any such adjustment, or has any application pending with any Governmental Authority requesting permission for any such changes in accounting methods that relate to its business or operations that will affect a taxable period (or portion thereof) beginning after the Closing Date, (viii) has executed or entered into a closing agreement pursuant to Section 7121 of the Code (or any predecessor provision thereof or any similar provision of state, local or foreign Law) that is relevant to taxable periods ending after the Closing Date, or (ix) has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement.

(g)        The Seller is not a “foreign person” within the meaning of Section 1445 of the Code.  Since January 1, 2009, no written claim has been made by any Governmental Authority in a jurisdiction where any Acquired Company does not file Tax Returns (or have Tax Returns filed on its behalf) that it is or may be subject to Tax by that jurisdiction or required to file Tax Returns in that jurisdiction.  The Acquired Companies have withheld and timely paid to the appropriate taxing authority all material amounts of Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party and have each complied in all material respects with all Tax information reporting provisions of all applicable Laws.

(h)        No Acquired Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any of the following that occurred or existed on or prior to the Closing Date: (i) an installment sale or open transaction, (ii) a prepaid amount, (iii) an intercompany item under Treasury Regulation Section 1.1502-13 or an excess loss account under Treasury Regulation Section 1.1502-19, or (iv) an election pursuant to Section 108(i) or the Code.

(i)         With respect to any period for which Tax Returns have not yet been filed or for which Taxes of the Acquired Companies are not yet due or owing, the Acquired Companies have made due and sufficient accruals in accordance with GAAP for such Taxes in the Financial Statements.  There are no Liens as a result of any unpaid Taxes upon any of the assets of any Acquired Company (other than Permitted Liens).  The Seller has made available to the Buyer complete copies of (i) pro forma federal, state and provincial income Tax Returns of the Acquired Companies relating to taxable periods since 2009 and (ii) any audit report issued within the last three years relating to Taxes due from any Acquired Company.

(j)         No Tax rulings, requests for rulings, private letter rulings, technical advice memoranda or other similar agreements or rulings have been entered into with, issued by, or filed with any Governmental Authority with respect to or relating to an Acquired Company that could affect the Tax Returns or Taxes of the Acquired Company for taxable periods (or portions thereof) beginning after the Closing Date.

(k)        To the Knowledge of the Seller, Lucky is not a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(l)         No Acquired Company that is not organized in the United States (i) has an investment in U.S. property within the meaning of Section 956 of the Code, (ii) is engaged in a United States trade or business for U.S. federal income Tax purposes, (iii) is, or has been, a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or treated as a U.S. corporation under Section 7874(b) of the Code or (iv) has elected under Section 897(i) of the Code to be treated as a domestic corporation.

(m)       Each Acquired Company that is organized in the United States is a member of a consolidated group within the meaning of Regulations Section 1.1502-1(h) and is not the common parent of the group.

(n)        No representation or warranty contained in this Section 4.16 (other than subsections (f)(iii), (f)(vi), (f)(vii), (f)(viii), the second sentence of (g), (h), (j), (l) and (m) thereof) shall be deemed to apply directly or indirectly with respect to any taxable period (or portion thereof) beginning after the Closing Date.

Section 4.17    Permits; Compliance with Law.

(a)        (i) Each member of the Seller Group (as it relates to the Business) and each Acquired Company is in possession of all material franchises, grants, authorizations, licenses, easements, variances, exceptions, consents, certificates, approvals and other permits of any Governmental Authority (“Permits”) necessary for it to own, lease and operate its properties and assets related to the Business as it is now being conducted (collectively, the “Acquired Company Permits”) and (ii) except as would not be, individually or in the aggregate, material to the Business or the Acquired Companies, all such Acquired Company Permits are legal, valid, binding and in full force and effect.  No suspension or cancellation of any of the Acquired Company Permits is pending or, to the Knowledge of Seller, threatened in writing.

(b)        No Acquired Company or member of the Seller Group (as it relates to the Business), nor, to the Knowledge of the Seller, any officer, director, employee, agent or other authorized Person acting on behalf of the Acquired Companies (in each case, in their capacity as such) is in conflict with, or in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of, (i) any Law applicable to such Acquired Company or by which its assets and properties are bound (including the Foreign Corrupt Practice Act of 1977, as amended, and any other anti-corruption, anti-bribery, export control, trade, anti-boycott, economic sanction or similar Laws of any jurisdiction applicable to such Acquired Company or by which its assets and properties are bound) or (ii) any Acquired

Company Permits, in each case, except with respect to violations, conflicts or defaults that would not, individually or in the aggregate, reasonably be expected to be material.

(c)        None of the Acquired Companies or, to the Knowledge of the Seller, any employee, agent or other authorized Person acting on behalf of the Acquired Companies (in each case, in their capacity as such) has, in connection with the operation of the Business, (i) used any corporate or other funds for unlawful gifts or entertainment, (ii) established or maintained any unlawful or unrecorded funds, (iii) made any indirect unlawful payment to any foreign or domestic government official or employee from corporate funds or (iv) has accepted or received any unlawful contributions, payments, gifts or expenditures.

Section 4.18    Litigation.  There are not (a) any Acquired Company Legal Actions pending or, to the Knowledge of the Seller, threatened by or against the Seller Group or the Acquired Companies that are, individually or in the aggregate, material or would reasonably be expected to be material to the Acquired Companies or the Business, or (b) any Legal Actions pending or, to the Knowledge of the Seller, threatened against any executive officer or director of the Business or any Acquired Company in their capacities as such, in each case that (i) involve any alleged criminal action, (ii) seek (or resulted in) injunctive or other non-monetary relief in a manner that, individually or in the aggregate, are material or would reasonably be expected to be material to the operation of the Business or the Acquired Companies, or (iii) are otherwise material or reasonably be expected to be material to the Business or the Acquired Companies.  There are not any Orders outstanding against any Acquired Company, or any member of the Seller Group with respect to the Business, that are or would reasonably be expected to be material.

Section 4.19    Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Stock Purchase from any Acquired Company based upon arrangements made by or on behalf of the Seller or any of their respective Subsidiaries.

Section 4.20    Insurance.  Section 4.20 of the Seller Disclosure Letter sets forth a correct and complete list of all material Insurance Policies held by the Seller or its Subsidiaries as of the date hereof for the benefit of the Business (collectively, the “Acquired Company Insurance Policies”).  There are no material claims related to the Business pending under any Acquired Company Insurance Policy as to which coverage has been questioned, denied or disputed in any material respect or in respect of which there is an outstanding reservation of rights.  Neither Seller nor any of its Subsidiaries has received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of such material Acquired Company Insurance Policies. All premiums due on such material Acquired Company Insurance Policies have either been paid or, if not yet due, accrued.  All such material Acquired Company Insurance Policies (x) are in full force and effect and enforceable in accordance with their terms and (y) have not been subject to any lapse in coverage for any material term.  None of Seller or any of its Subsidiaries is in material default under, or has otherwise failed to comply with, in any material respect, any provision contained in any such material Acquired Company Insurance Policy.  True and complete copies of the Acquired Company Insurance Policies have been made available to the Buyer.

Section 4.21    Affiliated Transactions.  Except for employment agreements with any employee, officer or consultant of any member of the Seller Group otherwise disclosed hereunder to the extent disclosed on the Seller Disclosure Letter and those Contracts disclosed on Section 4.21 of the Seller Disclosure Letter, no Acquired Company is a party to any agreement that is currently in effect with any officer, director or Affiliate of any member of the Seller Group (other than an Acquired Company or any of its Subsidiaries) (each, an “Affiliated Person”).  No Affiliated Person owes any amount to any Acquired Company (other than amounts that will be repaid on or prior to the Closing).  No Acquired Company owes any amount to any Affiliated Person, nor has any Acquired Company committed to make any loan or extend or guarantee credit to or for the benefit of any Affiliated Person (in each case, other than amounts, loans or guarantees that will be repaid or released on or prior to the Closing, and in each case except as contemplated hereunder or under any Ancillary Agreement).

Section 4.22    Retailers and Suppliers.  Section 4.22 of the Seller Disclosure Letter sets forth a list of the fifteen (15) largest third party retailers of the Acquired Companies based on the actual revenue received by the Acquired Companies during the twelve-month period ended September 28, 2013 (the “Retailers”).  Section 4.22 of the Seller Disclosure Letter sets forth a list of the fifteen (15) largest suppliers of the Acquired Companies based on the actual expenditures made by the Acquired Companies during the twelve-month period ended September 28, 2013 (the “Suppliers”).  As of the date hereof, no Retailer or Supplier has advised the Seller or any of the Acquired Companies in writing that it intends to terminate the relationship or decrease their respective business levels with, the Acquired Companies, in each case other than due to seasonal changes in the industries in which such Persons operate that are substantially consistent with historical patterns.

Section 4.23    Accounts Receivable. All accounts receivable shown on the Financial Statements represent, and the accounts receivable of the Acquired Companies outstanding at Closing will represent, amounts due related to sales actually made or services actually performed in bona fide transactions, net of allowances and anticipated discounts, or estimates of such amounts, where appropriate.

Section 4.24    Environmental Matters.  The Acquired Companies, the Business, and the conduct of the Business on the Leased Real Properties are in compliance in all material respects with all Environmental Laws.  There are no material Environmental Claims against any of the Acquired Companies, nor has any of the Acquired Companies received any written notification of any allegation of any material actual or potential responsibility for the disposal, release or threatened release at any location of any Hazardous Materials.  There have been no releases of Hazardous Materials by the Acquired Companies or, to the Knowledge of the Seller, by any other Person, that would reasonably be expected to give rise to an Environmental Claim against any Acquired Company.

Section 4.25    Accounting Rules.  The balances reflected in the Balance Sheets of the Lucky Brand Business (as such terms are used in the Accounting Rules) as prepared in accordance with the Accounting Rules included in Exhibit A (i) include all material balances specific to the Business, which may be contained in JDE company codes that are either Lucky specific or co-mingled and (ii) do not include any material balances that are not specific to the

Business.

Section 4.26    No Other Representations or Warranties. Except as and to the extent expressly set forth in this Article IV and any Ancillary Agreement, or in any agreement, certificate or instrument delivered pursuant to this Agreement, the Seller and its Representatives and Affiliates do not make any representations or warranties, express or implied, with respect to the Acquired Companies, or any of their businesses, assets or liabilities, to the Buyer or any other Person and hereby disclaims all liability and responsibility for any other representation or warranty made, communicated, or furnished to the Buyer or such other Person.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as set forth in the corresponding sections or subsections of the disclosure letter delivered by the Buyer to the Seller concurrently with the execution of this Agreement (the “Buyer Disclosure Letter”), or such other sections or subsections of the Buyer Disclosure Letter in accordance with Section 13.11, the Buyer hereby represents and warrants to the Seller that:

Section 5.1      Organization and Power.  The Buyer is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

Section 5.2      Corporate Authorization.  The Buyer has all necessary corporate power and authority to enter into, deliver and perform this Agreement and the Ancillary Agreements to which the Buyer is a party and to consummate the Transactions.  The execution, delivery and performance of this Agreement and the Ancillary Agreements to which the Buyer is a party by the Buyer and the consummation by the Buyer of the Transactions to which it is a party have been duly and validly authorized by all necessary corporate, shareholder or other equivalent or similar action on the part of the Buyer.

Section 5.3      Enforceability.  This Agreement has been duly and validly executed and delivered by the Buyer. This Agreement constitutes, and upon execution and delivery, each Ancillary Agreement to which the Buyer is a party shall constitute, a legal, valid and binding agreement of the Buyer, enforceable against the Buyer in accordance with their respective terms, subject to the Enforceability Exceptions.

Section 5.4      Governmental Authorizations.  Assuming the representations and warranties of the Seller contained in Section 4.5 are true and correct, the execution, delivery and performance of this Agreement by the Buyer and the consummation by the Buyer of the Stock Purchase do not and will not require any Governmental Authorization, other than:

(a)        the filing with the SEC of any filings or reports that may be required in connection with this Agreement and the Stock Purchase under the Exchange Act;

(b)        compliance with applicable United States Competition Law;

(c)        the post-Closing notification required to be made by the Buyer pursuant to the Investment Canada Act; and

(d)       where the failure to obtain such Governmental Authorizations would not have a Buyer Material Adverse Effect.

Section 5.5      Non-Contravention.  The execution, delivery and performance of this Agreement by the Buyer, the Ancillary Agreements to which Buyer is a party, and the consummation by the Buyer of the Transactions does not and will not: (a) contravene or conflict with, or result in any violation or breach or default (with or without written notice or lapse of time or both) of, any provision of its organizational documents; (b) contravene or conflict with, give rise to a right of termination, modification, acceleration or cancellation, or result in any violation, breach or default (with or without notice or lapse of time or both) of any Law applicable to the Buyer or any of its Subsidiaries or by which any assets of the Buyer or any of its Subsidiaries (“Buyer Assets”) are bound assuming that all Governmental Authorizations described in Section 5.4 have been obtained or made; (c) result in any violation or breach of, give rise to a right of termination, modification, acceleration or cancellation of any right or obligation or constitute a default (with or without notice or lapse of time or both) under, any material Contracts to which the Buyer or any of its Subsidiaries is a party or by which any Buyer Assets are bound (collectively, the “Buyer Contracts”); or (d) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Buyer Contracts, other than in the cases of clauses (b), (c) and (d) of this Section 5.5, as would not have a Buyer Material Adverse Effect.

Section 5.6      Sufficient Funds; Financing.

(a)        Except as set forth in Section 10.2(g), the Buyer’s obligations hereunder are not subject to any conditions regarding the Buyer’s or any other Person’s ability to obtain financing for the consummation of this Agreement and the other transactions contemplated by this Agreement.

(b)        Assuming the consummation of the Seller Debt Financing in accordance with the terms set forth in the Seller Debt Financing Documents, the Buyer will have as of the Closing sufficient cash available to pay all amounts to be paid by the Buyer in connection with this Agreement and the transactions contemplated by this Agreement, including the Buyer’s costs and expenses, the Estimated Purchase Price and the Closing Transaction Expenses on the terms and conditions contained in this Agreement, and there is not, nor will there be, any restriction on the use of such cash or such purpose.

(c)        Section 5.6(c) of the Buyer Disclosure Letter sets forth a true and complete copy of an executed equity commitment letter from Green Equity Investors VI, L.P., a Delaware limited partnership, and Green Equity Investors Side VI, L.P., a Delaware limited partnership (collectively, the “Sponsors”) to provide equity financing to the Buyer to which the Seller is an express third-party beneficiary (the “Equity Commitment Letter”)  The Equity Commitment Letter is a legal, valid and binding obligation of the Buyer and the other parties thereto, enforceable in accordance with its terms.  The Equity Commitment Letter is in full force and effect, and has not been withdrawn, rescinded or terminated or otherwise amended or modified in any respect, and no such amendment or modification is contemplated.  The Buyer is not in breach of any of the terms or conditions set forth in the Equity Commitment Letter, and no event has occurred which, with or without notice, lapse of time or both, could reasonably be expected to constitute a breach, default or failure to satisfy any condition precedent set forth therein. To the Knowledge of the Buyer, there is no fact or occurrence existing on the date hereof that, with or without notice, lapse of time or both, could reasonably be expected to (A) make any of the assumptions or any of the statements set forth in the Equity Commitment Letter inaccurate, (B) result in any of the conditions in the Equity Commitment Letter not being satisfied, (C) cause the Equity Commitment Letter to be ineffective or (D) otherwise result in the Equity Commitment Letter not being available on a timely basis in order to consummate the Stock Purchase. As of the date hereof, neither Sponsor has notified the Buyer of its intention to terminate the Equity Commitment Letter.  The net proceeds from the Equity Commitment Letter and the Seller Debt Financing will be sufficient to consummate the Stock Purchase, including the payment of the Estimated Purchase Price and the Closing Transaction Expenses and any fees and expenses payable by the Buyer at the Closing and any other amounts required to be paid in connection with the consummation of the Stock Purchase. The Buyer has paid in full any and all commitment or other fees required by the Equity Commitment Letter that are due as of the date hereof, and will pay, after the date hereof, all such commitments and fees as they become due. There are no conditions precedent or other contingencies related to the funding of the full amount of the Equity Commitment Letter or the conditions precedent thereto, other than as explicitly set forth in the Equity Commitment Letter (the “Disclosed Conditions”).  No Person has any right to impose, and the Sponsors and the Buyer do not have any obligation to accept, any condition precedent to such funding other than the Disclosed Conditions nor any reduction to the aggregate amount available under the Equity Commitment Letter on the Closing Date (nor any term or condition which would have the effect of reducing the aggregate amount available under the Equity Commitment Letter on the Closing Date).  The Buyer has no reason to believe that it will be unable to satisfy on a timely basis any conditions to the funding of the full amount of the Equity Commitment Letter, or that the financing provided under the Equity Commitment Letter will not be available to the Buyer on the Closing Date.  Except as set forth in Section 10.2(g), it is not a condition to Closing under this Agreement, nor to the consummation of the Stock Purchase, for the Buyer to obtain the financing pursuant to Equity Commitment Letter, the Debt Financing or any alternative financing.

(d)       Section 5.6(d) of the Buyer Disclosure Letter sets forth a true and complete copy of an executed commitment letter, dated as of the date hereof (the “Debt Commitment Letter”) from the financial institutions party thereto (the “Lenders”) pursuant to which the Lenders have committed, subject to the terms and conditions thereof, to lend the amount set forth therein for, among other things, the purpose of financing the Transactions and the payment of related fees and expenses (the “Debt Financing”).  The Debt Commitment Letter is a legal, valid and binding obligations of the Buyer and, to the knowledge of the Buyer, the other parties thereto, enforceable in accordance with their respective terms, subject to the Enforceability Exceptions.  The Debt Commitment Letter is in full force and effect, and has not, as of the date of this Agreement, been withdrawn, rescinded or terminated or otherwise amended or modified in any respect, and, without limiting any joinder documentation relating to the appointment of additional lenders, lead arrangers, bookrunners, syndication agents or similar roles in respect of the Debt Commitment Letter, no amendment or modification that would reasonably be expected to prevent or materially impair or delay the ability of the Buyer to consummate the Transactions is contemplated.

Section 5.7      Guarantee.  Concurrently with the execution of this Agreement, the Buyer has delivered to the Seller a guarantee of the Sponsors in favor of the Seller dated the date hereof (as amended, modified or supplemented from time to time in accordance with its terms, the “Guarantee”) pursuant to which Sponsors have guaranteed the payment and performance of all obligations of the Buyer hereunder.  The Guarantee is in full force and effect and constitutes the legal, valid and binding obligation of each Sponsor, enforceable in accordance with its terms, and has not been amended, withdrawn or rescinded in any respect.  No event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of either Sponsor under the Guarantee.

Section 5.8      Litigation.  As of the date hereof, there are no Legal Actions pending or, to the Knowledge of the Buyer, threatened, against the Buyer or its Affiliates that would have a Buyer Material Adverse Effect.  There are no Orders outstanding against the Buyer that would have a Buyer Material Adverse Effect.

Section 5.9      No Regulatory Impediment.  The Buyer is not aware of any fact relating to the Buyer or any of its Affiliates’ respective businesses, operations, financial condition or legal status, including any officer’s, director’s or current employee’s status, that might reasonably be expected to impair the ability of the Parties to obtain, on a timely basis, any Governmental Authorization, Permit, Order, consent, declaration or approval of, or ability to contract with, any Governmental Authority or third party necessary for the consummation of the Stock Purchase.

Section 5.10    Investment Intent.  The Buyer acknowledges that the Acquired Company Shares are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Purchaser’s representations contained in this Agreement.  The Buyer is acquiring the Acquired Company Shares for the Buyer’s own account for investment only and not with a view towards their distribution in violation of applicable Law.  The Buyer is an accredited investor within the meaning of Regulation D under the Securities Act.

Section 5.11    Absence of Arrangements with Management.  There are no binding contracts, undertakings, commitments, agreements or obligations between the Buyer or its Affiliates, on the one hand, and any member of the Acquired Companies’ management, on the other hand, relating to the transactions contemplated by this Agreement or the operations of the Seller after the Closing.

Section 5.12    Brokers.  The Seller will not be responsible for any brokerage, finder’s or other similar fee or commission in connection with the Stock Purchase based on arrangements made by or on behalf of the Buyer or its Subsidiaries.

Section 5.13    Independent Investigation.  In entering into this Agreement and each of the other documents and instruments relating to the Stock Purchase, the Buyer has relied solely upon its own investigation and analysis, and the Buyer acknowledges and agrees (a) that, except for the specific representations and warranties of the Seller contained in Article IV (including any that are subject to the Seller Disclosure Letter) and in any Ancillary Agreement, none of the Seller, its Affiliates or any of their respective stockholders, controlling persons or Representatives makes or has made any representation or warranty, either express or implied, with respect to the Seller Group, the Acquired Companies or their respective businesses, operations, technology, assets, liabilities, results of operations, financial condition, prospects, projections, budgets, estimates or operational metrics, or as to the accuracy or completeness of any of the information (including any statement, document or agreement delivered pursuant to this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided (including in any management presentations, information or descriptive memorandum, certain “data rooms” maintained by the Seller, its Affiliates or any of their respective stockholders, controlling Persons or Representatives, supplemental information or other materials or information with respect to any of the above) or otherwise made available to the Buyer or any of its Affiliates, stockholders or Representatives and (b) that, to the fullest extent permitted by applicable Law, none of the Seller, its Affiliates or any of their respective stockholders, controlling Persons or Representatives shall have any liability or responsibility whatsoever to the Buyer, its Affiliates, stockholders or Representatives on any basis (including in contract or tort, at law or in equity, under federal or state securities Laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to the Buyer, its Affiliates, stockholders or Representatives, except as and only to the extent expressly set forth in this Agreement.  The Buyer acknowledges and agrees that it has been furnished with, or given adequate access to, all information and materials relating to the members of the Seller Group and the Acquired Companies that it has requested and Representatives of the Seller have answered all inquiries that the Buyer has made of them concerning the Seller and the Acquired Companies. Notwithstanding the foregoing, any evaluation or investigation by the Buyer or its Representatives shall not affect the representations and warranties made by the Seller in this Agreement or the rights and remedies of the Buyer for breaches of such representations or warranties.

Section 5.14    No Other Representations or Warranties.  Except as and to the extent expressly set forth in this Article V and any Ancillary Agreement (including the Equity Commitment Letter and the Guarantee) or in any other agreement, certificate or instrument delivered pursuant to this Agreement or the Seller Debt Financing, the Buyer and its Representatives and Affiliates do not make any representations or warranties, express or implied, with respect to the Buyer, or its business, assets or liabilities, to the Seller or any other Person and hereby disclaims all liability and responsibility for any other representation or warranty made, communicated, or furnished to the Seller or such other Person.

ARTICLE VI

PRE-CLOSING COVENANTS

Section 6.1      Conduct of the Business.  From and after the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement pursuant to Article XII, except as contemplated by this Agreement, as set forth in Section 6.1 of the Seller Disclosure Letter, or as required by applicable Law, without the prior written consent of Buyer, so long as such consent is not unreasonably withheld, delayed or conditioned, the Seller shall, and shall cause each of the other members of the Seller Group (solely to the extent relating to the Business) and the Acquired Companies to, use its reasonable best efforts to (A) conduct the operations of the Business in the ordinary course of business in all material respects, (B) maintain the material assets (subject to ordinary wear and tear) and preserve the goodwill of the

Business and maintain satisfactory relationships with third parties which whom it has material business relationships related to the Business, and (C) keep available the services of its present officers and key employees (it being understood that in no event shall the Seller or its Subsidiaries be obligated to bear any expense or pay any cost outside of the ordinary course of business, or grant any concession in connection with the exercise of its reasonable best efforts pursuant to this sentence, except, in each case, to the extent required pursuant to the terms of any Contract in effect prior to the date hereof).  Without limiting the generality of the foregoing, and except as otherwise contemplated by this Agreement, including the Pre-Closing Restructuring or the Shared Asset Transactions, as set forth in Section 6.1 of the Seller Disclosure Letter, or as otherwise required by applicable Law, from and after the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement pursuant to Article XII the Seller shall not, and shall not cause any of the other members of the Seller Group (in each case solely to the extent relating to the Business) or any Acquired Company to, take any of the following actions, without the prior written consent of Buyer, so long as, with respect to clauses (d), (k), (l), (m), (n) and, to the extent it relates to the foregoing clauses, clause (p), such consent is not unreasonably withheld, delayed or conditioned:

(a)        Organizational Documents.  Amend any of the Acquired Company Organizational Documents;

(b)        Capital Stock.  (i) Adjust, split, combine or reclassify the Capital Stock of any Acquired Company, (ii) redeem, purchase or otherwise acquire, directly or indirectly, any shares of Capital Stock of any Acquired Company, (iii) grant any Person any right or option to acquire any shares of the Capital Stock of any Acquired Company or (iv) issue, deliver or sell any additional shares of Capital Stock of any Acquired Company;

(c)        Dispositions.  Directly or indirectly (through any merger, consolidation, reorganization, issuance of securities or rights, or otherwise) sell, lease, license, transfer, pledge, encumber, grant any Lien on or dispose of any material assets of the Acquired Companies (including the Capital Stock of any Acquired Company), other than (i) the sale of inventory in the ordinary course of business, (ii) the disposition of used, obsolete or excess equipment in the ordinary course of business, (iii)  any Permitted Liens, or (iv) pursuant to any Contract existing and in effect as of the date hereof or entered into after the date hereof in compliance with this Agreement;

(d)       Compensation and Benefits.  (i) Increase the compensation or benefits payable or to become payable to any Acquired Company Employee or Former Acquired Company Employee, except for non-material increases in salary, hourly wage rates and benefits in the ordinary course of business, with respect to any “non-management” Acquired Company Employee (where “non-management,” for all purposes of this Agreement, means having an employment title of “Director” or lower), (ii) establish, adopt, enter into, amend or terminate any Employee Benefit Plan, except, in the case of each of the foregoing clauses (i) and (ii), to the extent required by applicable Law, this Agreement or any Assigned Benefit Plan as in effect on the date of this Agreement or (y) to comply with Section 409A of the Code and guidance applicable thereunder, or (iii) (A) hire or terminate the employment of any Acquired Company Employee (or any individual who would be an Acquired Company Employee if such individual was employed by Seller or any of its Subsidiaries), except that (I) Seller and its Subsidiaries may hire or terminate the employment of any non-management Acquired Company Employee (or any individual who would be an Acquired Company Employee if such individual was employed by Seller or any of its Subsidiaries) in the ordinary course of business and (II) Seller and its Subsidiaries may terminate the employment of any Acquired Company Employee for Cause, (B) transfer the employment of any Acquired Company Employee from any of the Acquired Companies to the Seller or any of its Subsidiaries (other than the Acquired Companies), or (C) except as set forth on Section 1.1(c) of the Seller Disclosure Letter, transfer the employment of any employee of the Seller or any of its Subsidiaries (other than the Acquired Companies) to any of the Acquired Companies;

(e)        Accounting.  With respect to the Acquired Companies, change its accounting methods, practices, policies or procedures, other than as required by applicable Law;

(f)        Legal Actions.  Waive, release, assign, settle or compromise any Legal Actions relating in whole or in part to the Business or the Acquired Companies, other than in the ordinary course of business, but only to the extent that (i) the loss resulting from such waiver, release, assignment settlement or compromise (A) does not exceed $50,000 individually or $250,000 in the aggregate or (B) is reimbursed in full by an Insurance Policy, and (ii) such waiver, release, assignment settlement or compromise does not impose any material injunctive and non-monetary relief relating to the operation of the Business, and the Acquired Companies are fully and completely released and do not provide for any admission of liability by the Acquired Companies;

(g)        Acquisitions.  Acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all of the assets or otherwise acquire any assets or business of, or acquire any equity interests in, or make any investment in, any Person (other than an Acquired Company), other than acquisitions in the ordinary course of business;

(h)        Loans.  Make any loans or advance to any Person, or make any guaranty for the benefit of any Person (other than an Acquired Company), except for the payment of salary or the reimbursement or advance of business expenses to employees or officers of the Acquired Companies or for loans or advances in the ordinary course of business;

(i)         Tax Matters.  With respect to any of the Acquired Companies, other than in connection with the matters set forth in Section 4.16 of the Seller Disclosure Letter, or in a transaction pursuant to this Agreement, (i) make, change or revoke any material Non-336(e) or 338(h)(10) Affected Tax election outside the ordinary course of business, (ii) change any annual Non-336(e) or 338(h)(10) Affected Tax accounting period, (iii) adopt or change any Non-336(e) or 338(h)(10) Affected Tax accounting method outside the ordinary course of business, (iv) obtain or request any Non-336(e) or 338(h)(10) Affected Tax ruling, (v) enter into (or seek to enter into) any closing agreement, competent authority agreement or voluntary disclosure agreement with respect to Non-336(e) or 338(h)(10) Affected Taxes, (vi) settle any claim or assessment with respect to material Taxes, (vii) surrender any right to claim a refund of material Taxes, (viii) consent to any extension or waiver of the limitation period applicable to any Non-336(e) or 338(h)(10) Affected Tax, (ix) amend any Non-336(e) or 338(h)(10) Affected Tax Return, (x) incur any Liability for Taxes outside the ordinary course of business or (xi) file any

Non-336(e) or 338(h)(10) Affected Tax Return that is not prepared in a manner consistent with past practice (unless otherwise required by applicable Law);

(j)         Liquidations and Restructurings.  Adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Acquired Companies;

(k)        Indebtedness.  Incur additional Indebtedness for borrowed money except for (i) revolving loans under the ABL Credit Agreement, (ii) letters of credit issued pursuant to the ABL Credit Agreement, and (iii) Indebtedness owed by any Acquired Company to another Acquired Company in the ordinary course of business;

(l)         Material Contracts.  Enter into, modify, amend, supplement or terminate (other than pursuant to an expiration in accordance with its terms) any Material Contracts, or waive, release, relinquish or assign any material right under any such Material Contract or cancel or forgive any Indebtedness for borrowed money (other than any Indebtedness for borrowed money owed to a member of the Seller Group or an Acquired Company);

(m)       Intellectual Property.  Abandon, permit to lapse or otherwise dispose of any material Registered IP, except in the ordinary course of business;

(n)        Capital Expenditures.  Enter into any commitment for capital expenditures of the Acquired Companies unless solely for the benefit of the Acquired Companies and in an amount not in excess of $250,000 for any individual commitment and $1,000,000 for all commitments in the aggregate;

(o)        Real Property Leases.  Enter into, modify, amend, supplement or terminate (other than pursuant to an expiration in accordance with its terms) any Real Property Leases, or waive, release, relinquish or assign any material right under any such Real Property Lease; or

(p)        Related Actions.  Enter into any agreement, or otherwise become obligated, to do any of the foregoing.

Any action expressly permitted under any one clause of this Section 6.1 shall be permitted under all other clauses of this Section 6.1. The Buyer acknowledges and agrees that any action, including to the extent inconsistent in any respect with any provision set forth in this Section 6.1, that is taken by the Seller or any of its Subsidiaries to the extent it solely affects the Seller Business and in no way affects in any manner the Acquired Companies or the Business, shall not require the consent of the Buyer and shall not be deemed to constitute a breach of this Section 6.1 by the Seller.  Nothing contained in this Agreement shall give the Buyer, directly or indirectly, rights to control or direct the operations of any member of the Seller Group or the Acquired Companies before the Closing Date.  Before the Closing Date, the Seller shall, consistent with the terms and conditions of this Agreement, exercise complete control and supervision over the operations of each member of the Seller Group and each Acquired Company.  For the avoidance of doubt, the Buyer shall not have any right to control or direct the operations of any member of the Seller Group following the Closing Date.  Notwithstanding anything to the contrary in this Agreement, prior to Closing, the Buyer and its Representatives shall not have the right to conduct appraisal or environmental and engineering inspections of the real property used by the members of the Seller Group and the Acquired Companies and none of the Buyer or its Representatives shall have the right to take and/or analyze any samples of any environmental media (including soil, groundwater, surface water, air or sediment) or any building material or to perform any invasive testing procedure on any building or real property.  Without limiting the foregoing, and notwithstanding anything in this Agreement to the contrary, on the terms and subject to the conditions set forth in this Agreement, the Seller and its Affiliates and Subsidiaries shall take the restructuring steps set forth on Exhibit D (collectively, the “Pre-Closing Restructuring”) on or prior to the Closing Date; provided, that the Seller shall not amend, restate, supplement or otherwise modify the Pre-Closing Restructuring without the consent of the Buyer.

If the Seller or the Acquired Companies desire to take an action which would be prohibited pursuant to this Section 6.1 without the written consent of the Buyer, prior to taking such action the Seller may request such written consent by sending an e-mail to all of the individuals set forth in Section 6.1 of the Buyer Disclosure Letter.  Any of the individuals set forth in Section 6.1 of the Buyer Disclosure Letter may grant consent on behalf of the Buyer to the taking of any action that would otherwise be prohibited pursuant to Section 6.1 by e-mail or such other notice that complies with the provisions of Section 13.5.

Section 6.2      Delayed Assets.

(a)        From and after the Closing Date, notwithstanding any other provision of this Agreement or any Ancillary Agreement relating to the Pre-Closing Restructuring or Shared Asset Transfers, any Contracts or other assets to be assigned, subleased or delegated to an Acquired Company pursuant to the Shared Asset Transactions or the Pre-Closing Restructuring, the assignment, sublease, delegation, transfer, conveyance or delivery of which to the applicable Acquired Company in connection with the Stock Purchase without the consent, authorization, approval or waiver of a third party (a “Consent”) would constitute a breach or other contravention of Law or the terms of such Contract or other asset (other than the Shared Assets described in the first sentence of Item 9 of Section 1.1(yyy) of the Seller Disclosure Letter, which shall be governed by Item 3 of Section 7.1(b) of the Seller Disclosure Letter) (a “Delayed Asset”), shall not be assigned, subleased, delegated, transferred, conveyed or delivered as provided herein until such time as such Consent is obtained, at which time such Delayed Asset shall be automatically assigned, transferred, delegated, conveyed or delivered as provided herein without further action.

(b)        With respect to each Delayed Asset, until such time as the applicable Consent is obtained, (i) each Party (and its applicable Subsidiaries) shall use reasonable best efforts to obtain the relevant Consent, (ii) the Party holding such Delayed Asset shall endeavor to provide, or cause its applicable Affiliates (solely to the extent related to such Delayed Asset) to provide, the Party who is to receive the Delayed Asset as provided herein, with the net benefits under each Delayed Asset as if such Delayed Asset had been transferred as provided herein (including by means of any subcontracting, sublicensing or subleasing arrangement), if the same is permitted under the applicable Delayed Asset, (iii) the Party holding such Delayed Asset shall, and shall cause its applicable Affiliates (solely to the extent related to such

Delayed Asset) to, promptly pay over to the Party who is to receive the Delayed Asset as provided herein, all payments received by such first Party or its Affiliates (solely to the extent related to such Delayed Asset) after the Closing in respect of all Delayed Assets (net of all payments paid by such Party or its Affiliates in respect of such Delayed Asset) and (iv) the Party who is to receive the Delayed Asset shall assume and promptly and fully pay when due, perform and discharge in accordance with their terms all of the Liabilities arising out of or relating to such Delayed Asset.  Notwithstanding any other provision in this Agreement to the contrary, in exercising its reasonable best efforts under this Section 6.2(b) or Section 7.1 (including the actions set forth on Section 7.1(b) of the Seller Disclosure Letter), the members of the Seller Group and their respective Affiliates, on the one hand, and the Buyer, the Acquired Companies and their respective Affiliates, on the other hand, shall not be obligated to pay any consideration, commence or threaten to commence any litigation, grant any accommodation or undertake any obligations to any third party.

(c)        The Buyer hereby agrees that the failure to obtain any Consent referred to in Section 6.2(a) or the failure of any Delayed Asset to be assigned, subleased or delegated to the applicable Acquired Company pursuant to the Pre-Closing Restructuring or the Shared Asset Transactions, or any circumstances resulting therefrom (including, in the case of any Contracts, the exercise by the counterparty to such Contract of any termination rights or other remedies thereunder) shall not constitute a breach by the Seller of any representation, warranty, covenant or agreement under this Agreement or any of the Ancillary Agreements.

Section 6.3      Contact with Customers, Suppliers and Other Business Relations.  The Buyer hereby agrees that it is not authorized to and shall not (and shall not permit any of its Representatives or Affiliates to), contact any employee, tenant, landlord, customer, supplier, distributor or other material business relation of any member of the Seller Group or the Acquired Companies (in each case, in their capacity as such) prior to the Closing without the prior consent of the Seller, so long as such consent is not unreasonably withheld, conditioned or delayed.

Section 6.4      Affiliated Transactions.  Except as otherwise contemplated by this Agreement, the Ancillary Agreements or the Seller Debt Financing or as set forth in Section 6.4 of the Seller Disclosure Letter, all Contracts, intercompany balances, loans, receivables or other similar financial arrangements between a member of the Seller Group or any of their Affiliates (other than the Acquired Companies), on the one hand, and any Acquired Company, on the other hand, shall be terminated with effect as of immediately prior to the Closing with no further costs or Liabilities on the part of the Seller Group and its Affiliates or Buyer or any Acquired Company (including any amounts owing from any Acquired Company to any member of the Seller Group or from any member of the Seller Group to any Acquired Company).  No Acquired Company shall have any liability to Seller or its Affiliates after the Closing for any intercompany balance or similar position that is subject to the Domestic Intercompany Position Agreement attached as Annex C to Exhibit D hereto.

Section 6.5      Efforts; Consents; Filings; Further Action.

(a)        Upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Law, each of the Parties shall, and shall cause its respective Affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the conditions set forth in Article X are satisfied and to consummate the Stock Purchase as promptly as practicable following the date of this Agreement.

(b)        Upon the terms and subject to the conditions of this Agreement (including Section 6.2(b)) and in accordance with applicable Law, each of the Buyer and the Seller shall, and shall cause each of their respective Affiliates to, use its reasonable best efforts to promptly (i) obtain any consents, approvals or other authorizations, and make any filings and notifications, required in connection with the Stock Purchase, (ii) make an appropriate filing of, and not withdraw without the other Party’s consent, a Notification and Report Form pursuant to the HSR Act, which filing shall be made no later than five (5) Business Days after the date hereof, (iii) make any other submissions either required or deemed appropriate by either the Buyer or the Seller in connection with the Stock Purchase under the Securities Act, the Exchange Act, any applicable Competition Law, the DGCL, the CGCL, the Applicable Exchange rules and regulations and any other applicable Law, and (iv) take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 6.5 to cause the expiration of the applicable waiting periods, or receipt of required consents, approvals or authorizations, as applicable, under such Laws as soon as practicable.  The Buyer and the Seller shall cooperate and consult with each other in connection with the making of all such filings and notifications, including by providing copies of all relevant documents to the non-filing party and its advisors before filing.  No Party shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Stock Purchase at the behest of any Governmental Authority without the consent of the other Party.  Notwithstanding anything to the contrary in this Agreement, neither the Seller (or any of its Affiliates), nor the Buyer (or any of its Affiliates, including the Acquired Companies from and after the Closing), shall be required to agree to waive any material rights or to accept any material limitation on its operations or to dispose of any assets in connection with obtaining any such consent, approval or other authorization.

(c)        Each of the Buyer and the Seller shall promptly inform the other Party upon receipt of any material communication from any Governmental Authority regarding the Stock Purchase.  If the Buyer (or any of its Affiliates) or the Seller (or any of its Affiliates) receives a request for additional information from any Governmental Authority that is related to the Stock Purchase, then such party shall endeavor in good faith to make, or cause to be made, to the extent practicable and, if permitted by applicable Law, after consultation with the other Party, an appropriate response to such request.  Neither the Buyer (or any of its Affiliates) nor the Seller (or any of its Affiliates) shall, to the extent permitted by applicable Law, participate in any meeting or engage in any material substantive conversation with any Governmental Authority without giving the other Party prior notice of the meeting or conversation and, unless prohibited by such Governmental Authority or applicable Law, the opportunity to attend or participate.  The Buyer shall advise the Seller promptly of any understandings, undertakings or agreements (oral or written) which the Buyer (or any of its Affiliates) proposes to make or enter into with any Governmental Authority in connection with the Stock Purchase.  In furtherance and not in limitation of the foregoing, and subject to the last sentence of Section 6.5(b) the Buyer shall use its reasonable best efforts to resolve any objections that may be asserted with respect to the Transactions under any antitrust, competition or trade regulatory Law as promptly as practicable.

(d)       Notwithstanding anything to the contrary in this Agreement and subject to Section 6.5(e) and the last sentence of Section 6.5(b), each of Buyer and Seller shall use reasonable best efforts to obtain any consents, approvals or other authorizations necessary in connection with the Transactions or to avoid the entry or to effect the dissolution of, or vacate or lift, any Order which would otherwise have the effect of preventing, impairing or delaying the Closing or any of the Transactions; provided that, no member of the Seller Group shall be obligated to bear any expense or liability or pay any cost or grant any concession in connection with obtaining (or failing to obtain) any consents, authorizations or approvals described above (including without limitation any obligation or other adverse consequence resulting from terminations or modifications of the terms of any Real Property Leases in connection with the transactions contemplated by this Agreement), which expenses, liabilities and costs shall be borne by the Buyer or by the Acquired Companies following the Closing, as applicable, in each case, subject (in the case of costs and expenses of actions taken by any member of the Seller Group which are not de minimis) to the Buyer’s, or, after the Closing, an Acquired Company’s, prior written consent (not to be unreasonably withheld, conditioned or delayed), it being agreed that Seller shall have no obligation under this Section 6.5(d) to take any action if Buyer or the Acquired Company, as applicable, does not consent to the costs and expenses thereof.

(e)        Notwithstanding anything to the contrary in this Agreement, prior to and after Closing, each of the Parties shall use their reasonable best efforts to, and shall cause its respective Affiliates to use their reasonable best efforts to, take, or cause to be taken, all reasonable actions and do, or cause to be done, all things reasonably necessary, proper or advisable to obtain as promptly as practicable the irrevocable and unconditional release of the Seller Group from the guarantee, indemnity, contingent liabilities and other obligations described in Section 6.5(e) of the Seller Disclosure Letter (the “Seller Guarantees”); it being understood that in connection therewith, no party shall be obligated to pay any consideration, commence or threaten to commence any litigation, grant any accommodation or undertake any obligations to any third party and, without the prior written consent of the other Party hereto, neither Buyer nor Seller (nor their respective Affiliates) shall enter into any agreement or take any other action that would result in any cost or expense to be borne by the other Party pursuant to this Section 6.5(e), including (1) any effecting or consenting to any renewals, extensions, modifications, replacements or supplements that would extend or expand the duration or potential magnitude of any Seller Guarantees as in effect on the date of this Agreement (and assuming no renewals, extensions, modifications, replacements or supplements) or (2) entering into any binding amendments, supplements, modifications, waivers or assignments that would impose Liabilities or obligations upon the Buyer or its Affiliates that are not contingent upon the occurrence of the Closing.  In furtherance of the foregoing, the Buyer shall, and shall cause each of its controlled Affiliates to, use reasonable best efforts to cooperate with the Seller to minimize the Seller Guarantees, including, to the extent practicable, by providing or procuring as promptly as practicable substitute instruments to replace each of the Seller Guarantees, providing appropriate notices and information to landlords to allow for the effectuation of any releases of Seller Guarantees that are available under any Real Property Leases or any real property leases entered into, renewed or modified by or on behalf of an Acquired Company after the date of the Agreement or (in each case) any guarantees, assignments, subleases or other instruments relating thereto, provided, that, the Buyer shall not be obligated to post letters of credit or security deposits or make similar financial commitments or arrangements in exercising its reasonable best efforts in furtherance of any of the foregoing in this Section 6.5(e).  To the extent any Seller

Guarantee continues after Closing, the Buyer shall, and shall cause each of its Affiliates to, (i) comply with the obligations supported by such Seller Guarantee, (ii) within five (5) Business Days of written notice of any claim against, or requirement to provide funds in respect of, such Seller Guarantee (a “Seller Guarantee Claim”), pay to the applicable party the amount of such Seller Guarantee Claim or to dispute such claim in writing to the applicable party (a “Lease Dispute Notice”), and otherwise indemnify and hold harmless the applicable member(s) of the Seller Group and their Affiliates from and against any Seller Guarantee Claim (including, if any, other Damages incurred or suffered as a result of a Lease Dispute Notice or any claim against such Seller Guarantee); provided that the Seller Group shall not be entitled to reimbursement or indemnification under this Section 6.5(e) (x) to the extent such Seller Guarantee Claim arises as the result of any lease defaults by the applicable Acquired Company or member of the Seller Group arising prior to the Closing (other than any such default consisting of a failure to obtain any consents, authorizations or approvals where Seller and the Acquired Companies have complied with their obligations under Section 6.5(d), or to deliver any documentation or information to the applicable landlord (where the Seller has provided to such landlord and the Buyer information necessary therefor relating to the Seller or its Affiliates which is requested by such landlord or the Buyer and which is then in the Seller’s or any Acquired Company’s possession or otherwise reasonably available to Seller or any Acquired Company), in each case in connection with the Transactions), (y) to the extent such Seller Guarantee Claim arises as the result of any default by a member of the Seller Group in its capacity as the guarantor under such Seller Guarantee (unless caused by the tenant, or arising in connection with a default by the tenant, in each case following the Closing or arising in connection with a failure to obtain any consents, authorizations or approvals where Seller and the Acquired Companies have complied with their obligations under Section 6.5(d), or to deliver any documentation or information to the applicable landlord (where the Seller has provided to such landlord and the Buyer information necessary therefor relating to the Seller or its Affiliates which is requested by such landlord or the Buyer and which is then in the Seller’s or any Acquired Company’s possession or otherwise reasonably available to Seller or any Acquired Company), in each case in connection with the Transactions) or (z) if the Buyer has timely delivered a Lease Dispute Notice to the applicable party and is continuing to contest the Seller Guarantee Claim in good faith, to the extent the Seller makes any payment to the applicable party without  the Buyer’s prior written consent, and (iii) not modify in a manner materially adverse to the Seller, renew, or extend the contractual terms of such Seller Guarantee or the obligations supported thereby without securing the release of such Seller Guarantee in form and substance reasonably satisfactory to Seller.  From and after Closing, as a condition to and prior to a Lucky Liquidity Event, the Buyer shall, or shall cause the transferee, purchaser or other appropriate party to the transaction effecting a Lucky Liquidity Event, to provide Seller with a bank letter of credit in form and substance reasonably acceptable to Seller in an amount equal to 20% of the aggregate face amount of all Seller Guarantees (calculated as if all of such any contingent liabilities were accelerated and became due and payable immediately prior to the Lucky Liquidity Event), which amount shall be adjusted annually as mutually agreed by the Buyer and Seller based on the remaining Seller Guarantees. The provisions of this Section 6.5(e) relating to provision of a letter of credit in connection with a Lucky Liquidity Event shall survive the Closing until no Seller Guarantees remain outstanding.

(f)        On or prior to the Closing, with respect to the surety bonds, letters of credit or other similar facilities or instruments under which such letters of credit were issued as set forth in Section 6.5(f) of the Seller Disclosure Letter (the “Performance Assurance

Instruments”), Buyer shall (i) provide or procure replacement or substitute surety bonds, letters of credit or similar facilities or instruments, (ii) pledge and deposit with or deliver to the applicable financial institution(s) issuing such Performance Assurance Instruments, for the benefit of such issuers, cash or deposit account balances as collateral for the obligations of such issuers under such Performance Assurance Instruments in the full amount of such obligations, in each case in accordance with the ABL Credit Agreement and otherwise pursuant to documentation in form and substance reasonably satisfactory to such issuers or (iii) provide a back-to-back letter of credit in form and substance, and issued by an institution, reasonably acceptable to the Seller.  Upon expiration of the term of any Performance Assurance Instrument that remains outstanding after the Closing, Seller shall not be required to renew or extend such Performance Assurance Instrument (and may deliver notice of its election to terminate any automatic renewals thereof).

(g)        Consent and Release of Liens.  The Seller shall, and shall cause its controlled Affiliates to, use best efforts to obtain, as promptly as practicable following the date of this Agreement, (i) from the applicable lenders under the ABL Credit Agreement a consent to the Transactions and, in connection therewith, from the agent under the ABL Credit Agreement one or more termination and release letters, financing statements and similar documents that (x) terminate and release the Liens under the ABL Credit Agreement on the Acquired Company Shares and the assets of the Acquired Companies and (y) terminate and release the obligations of the Acquired Companies under the ABL Credit Agreement and related loan documents, in each case, effective immediately upon (or prior to) the occurrence of the Closing, and (ii) from the (x) indenture trustee under the Secured Notes Indenture one or more supplemental indentures or other documents or agreements releasing the obligations of the Acquired Companies under the Secured Notes Indenture and related documents and (y) collateral agent under the Secured Notes Indenture one or more termination and release letters, financing statements and similar documents that terminate and release the Liens under the Secured Notes Indenture on the Acquired Company Shares and the assets of the Acquired Companies, in each case effective immediately prior to the occurrence of the Closing (the documents and instruments described in this Section 6.5(g), the “Consent and Release Documentation”).

Section 6.6      Equity Financing.  The Buyer shall obtain, and shall cause the Sponsors to provide, proceeds pursuant to the Equity Commitment Letter on or prior to the Closing on the terms and subject to the conditions described in the Equity Commitment Letter.  Without limiting the foregoing, Buyer shall (i) comply with its obligations under the Equity Commitment Letter, (ii) satisfy on a timely basis all conditions applicable to the Buyer contained in the Equity Commitment Letter, (iii) maintain in effect the Equity Commitment Letter and (iv) enforce all of its rights under the Equity Commitment Letter.

Section 6.7      Resignation of Directors and Officers.  The Seller shall obtain resignations of each member of the Board of Directors of each Acquired Company and its Subsidiaries and such officers of the Acquired Companies and their respective Subsidiaries, in each case which have been requested in writing by the Buyer at least five (5) days prior to the Closing Date.    To the extent any such resignation results in an Acquired Company Employee having “Good Reason” to terminate employment and collect severance under any employment or similar agreement set forth on Section 4.13(a) of the Seller Disclosure Letter, such severance shall be the sole liability and responsibility of the Buyer.

Section 6.8      Ancillary Agreements; Approved Restructuring.

(a)        The Parties shall negotiate in good faith the terms of each of the Ancillary Agreements consistent with the term sheets attached hereto as an Exhibit (if a term sheet is attached for the applicable Ancillary Agreement) and on other customary terms for transactions of this type.  Notwithstanding the foregoing, to the extent an Ancillary Agreement is attached hereto as a form agreement, such Ancillary Agreement will be executed in the form attached hereto absent the consent of each of the Parties.

(b)        Notwithstanding anything to the contrary in this Agreement but without modifying the terms of that certain agreement to be entered into by and between Lucky and Lucky Brand Dungarees Stores, Inc. pursuant to the Pre-Closing Restructuring in the form attached as Annex E to Exhibit D hereto, prior to Closing, the Seller shall have the right (i) to, and to cause any of its Subsidiaries (including any Acquired Company) to, form a Delaware limited liability company that is treated as disregarded entity for tax purposes (the “New Subsidiary”), (ii) to cause one or more of the Acquired Companies to contribute or otherwise transfer to the New Subsidiary, on or prior to the Closing, the assets described on Section 6.8(b)(i) of the Seller Disclosure Letter, (iii) to directly or indirectly sell or, cause its Subsidiary to sell, all of the equity interests of such New Subsidiary directly to the Buyer at the Closing, (iv) if a Subsidiary sells the equity interests of the New Subsidiary, to have such Subsidiary (and any other Subsidiary owner of such Subsidiary) distribute or be deemed to have distributed for income Tax purposes any consideration received in the sale of the equity interests of the New Subsidiary (collectively, the “Approved Restructuring”) and (v) take such other actions as may be necessary to implement the Approved Restructuring in accordance with its terms, in each case so long as the actions contemplated by the foregoing clauses (i) – (v) of this Section 6.8(b) would treat New Subsidiary as an Acquired Company and would not (A) increase the aggregate consideration payable by the Buyer hereunder, (B) prevent, impair or delay the consummation of the Transactions, (C) cause any consent, approval or other authorization to be required under the terms of any Contract by which any Acquired Company or any of its properties or assets are, or the Business is, bound or any Permit, or (D) otherwise effect the Buyer, or following the Closing, the Acquired Companies, in a manner adverse to the Buyer or the Acquired Companies, in the case of clauses (B), (C) and (D), in a manner that would not have been the case in the absence of such Approved Restructuring.  At Seller’s request, the Buyer will negotiate in good faith and reasonably cooperate with the Seller to amend the terms of the Agreement prior to the Closing to reflect and give effect to the Approved Restructuring, including any appropriate allocation of consideration among the Acquired Companies and the New Subsidiary, so long as any such amendment would treat New Subsidiary as an Acquired Company and would not (A) increase the aggregate consideration payable by the Buyer hereunder, (B) prevent, impair or delay the consummation of the Transactions, (C) cause any consent, approval or other authorization to be required under the terms of any Contract by which any Acquired Company or any of its properties or assets are, or the Business is, bound or any Permit, or (D) otherwise effect the Buyer, or following the Closing, the Acquired Companies, in a manner adverse to the Buyer or the Acquired Companies, in the case of clauses (B), (C) and (D), in a manner that would not have been the case in the absence of such Approved Restructuring.  The Seller shall indemnify and hold harmless the Buyer and its Affiliates (including, after the Closing, the Acquired Companies), and their respective directors, officers, employees and other Representatives, from and against any and all Damages incurred by any of them in connection with the Approved

Restructuring in respect of the matters set forth on Section 6.8(b)(ii) of the Seller Disclosure Letter.  On the Closing Date or following the termination of this Agreement, the Seller shall promptly, upon written request, reimburse the Buyer or its Affiliates for any and all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees and accountants’ fees) incurred by the Buyer or its Affiliates in connection with its compliance with this Section 6.8(b) which cost and expense would not have been in incurred in the absence of such Approved Restructuring.

Section 6.9                        Expenses.  Except as expressly provided otherwise in this Agreement, whether or not the Stock Purchase is consummated, all expenses (including those payable to Representatives) incurred by any Party or on its behalf in connection with this Agreement and the Stock Purchase (“Expenses”) shall be paid by the Party incurring those Expenses, except that Expenses incurred in connection with the filing fees for any filings made under applicable Competition Law shall be shared equally between the Buyer and the Seller.

Section 6.10                No Solicitation.

(a)                               From the period commencing on the date of this Agreement and ending on the earlier of the Closing or the termination of this Agreement pursuant to Article XII, the Seller will not, and the Seller will cause each member of the Seller Group and the Acquired Companies not to, and will direct their respective officers, directors, employees and Representatives not to, directly or indirectly:

(i)                                  solicit, initiate or knowingly encourage or assist in the making, submission or announcement of any proposal from a third party (other than the Buyer and its Affiliates) to acquire, or enter into or conduct any negotiations with any third party (other than the Buyer and its Affiliates) in respect of, or consummate or enter into any agreement, arrangement or understanding with any third party (other than the Buyer and its Affiliates) to consummate a sale of the Business; or

(ii)                              knowingly disclose any non-public information relating to the business operations or affairs of the Business to any third party (other than the Buyer and its Affiliates) or afford any such third party access to the books, records, or information of the Business, in each case to the extent in furtherance of a sale of the Business to such third party.

(b)                              The Seller agrees to, and the Seller shall cause the Seller Group and the Acquired Companies to, and shall direct their respective officers, directors, employees and Representatives to, immediately cease and terminate any existing activities, discussions and negotiations with any parties other than the Buyer and its Affiliates with respect to any of the foregoing.

(c)                               Notwithstanding anything to the contrary in Section 6.1 or this Section 6.10, no provision of Section 6.1 or this Section 6.10 shall restrict or limit the Seller, any other member of the Seller Group, the Acquired Companies or their respective officers, directors, employees or Representatives from taking any action (or omitting to take any action), including any of the actions set forth in Section 6.1 or Section 6.10(a), if such action or inaction is in furtherance of any actual or potential transaction involving all or a majority of the assets or equity securities of the Seller and its Subsidiaries, taken as whole; provided that, in the case of any purchaser of all or a majority of the assets or equity securities of the Seller and its Subsidiaries, such purchaser expressly assumes the rights and obligations of the Seller Group under this Agreement and the Ancillary Agreements and expressly acknowledges and agrees that the obligations of the Seller Group under this Agreement and the Ancillary Agreements shall remain in full force and effect.

ARTICLE VII

ADDITIONAL COVENANTS

Section 7.1                        Shared Asset Transactions.

(a)                               Except as otherwise provided in this Section 7.1, notwithstanding anything to the contrary set forth in this Agreement, the Parties acknowledge and agree that following the Closing Date, the Shared Assets shall continue to be exclusively owned by the applicable members of the Seller Group.

(b)                              Without limiting the foregoing, the Seller shall, and shall cause the applicable Acquired Companies to, take the actions set forth in Section 7.1(b) of the Seller Disclosure Letter with respect to the Shared Assets described therein.

(c)                               Subject to the terms and conditions of this Agreement, the Seller (on behalf of itself and its Subsidiaries), hereby grants to the Buyer and its Subsidiaries an irrevocable, perpetual, fully-paid, royalty-free, transferable, worldwide right and license to use, distribute, reproduce, modify, create derivative works of and otherwise exploit the Shared Proprietary Software in connection with the Business.  Notwithstanding anything to the contrary set forth in this Agreement or in the Transition Services Agreement, the Seller expressly disclaims any and all representations or warranties with respect to the provision of the Shared Proprietary Software including warranties of merchantability, fitness for a particular purpose or non-infringement.

Section 7.2                        Trademarks.

(a)                               Except as otherwise specifically provided in this Agreement or any Ancillary Agreement, as soon as reasonably practicable after the Closing, but in any event within six (6) months thereafter, the Buyer shall, and shall cause each Acquired Company to, (i) cease all use of any signs, billboards, advertisements, vehicle and equipment markings, stationary, letterhead, sales literature, invoices, purchase orders, forms, business cards and other media, including respective online material, bearing or incorporating any Trademarks owned by the Seller and its Subsidiaries, which are not owned by an Acquired Company or any of their respective Subsidiaries (the “Seller Trademarks”), (ii) cease to hold themselves out as having any affiliation, either expressly or by implication, with the Seller and its Subsidiaries and (iii) except as may be required under applicable Law, remove all references to any and all entities owned by Seller on any and all websites used in the Business, including , without limitation, in its privacy policies, terms of use and notice provisions associated therewith.  Any use by the Buyer, the Acquired Companies or their respective Subsidiaries of the Seller Trademarks during the phase-

out periods provided in this Section 7.2(a) shall be subject to all quality control and related requirements that are consistent with the use of such Seller Trademarks made by the Acquired Companies prior to the Closing.  Notwithstanding the foregoing, the restrictions contained in this Section 7.2(a) shall not apply to any advertising (in whatever form) that has been purchased prior to the Closing Date.

(b)                              Except as otherwise specifically provided in this Agreement or any Ancillary Agreement, as soon as reasonably practicable after the Closing, but in any event within six (6) months thereafter, the Seller shall, and shall cause its Subsidiaries, to (i) cease all use of any signs, billboards, advertisements, vehicle and equipment markings, stationary, letterhead, sales literature, invoices, purchase orders, forms, business cards and other media, including respective online material, bearing or incorporating any Trademarks listed on Section 4.14(a) of the Seller Disclosure Schedule (the “Buyer Trademarks”), (ii) cease to hold themselves out as having any affiliation, either expressly or by implication, with the Buyer or any Acquired Company and (iii) except as may be required under applicable Law, remove all references to any and all entities owned by the Buyer on any and all websites used in the Seller Business, including, without limitation, in its privacy policies, terms of use and notice provisions associated therewith.  Any use by the Seller or its Subsidiaries of the Buyer Trademarks during the phase-out periods provided in this Section 7.2(b) shall be subject to all quality control and related requirements that are consistent with the use of such Buyer Trademarks made by the Seller and its Subsidiaries prior to the Closing.  Notwithstanding the foregoing, the restrictions contained in this Section 7.2(b) shall not apply to any advertising (in whatever form) that has been purchased prior to the Closing Date.

Section 7.3                        Insurance.

(a)                               Subject to the other provisions of this Section 7.3, the Seller shall provide commercially reasonable cooperation to the Buyer in order to afford the Buyer and its Subsidiaries (including, for the avoidance of doubt, the Acquired Companies), access to coverage, carriers and the right to make claims, after the Closing Date, under any insurance policies of the Seller and its Subsidiaries that covered the Business prior to the Closing Date with respect to any claim or loss that is covered by such policies and arises out of, results from or relates to any of the Current Assets, Current Liabilities or operations of the Business prior to the Closing, including claims currently being processed under such insurance policies and claims arising due to incurred but not reported events (other than as set forth in Section 7.3 of the Seller Disclosure Letter) (collectively, the “Pre-Closing Occurrence Based Insurance Claims”); provided, that the Seller and its Subsidiaries shall not be required to maintain, extend or renew any of the insurance policies that covered the Business prior to the Closing Date, or any other insurance policies. For any incurred but not reported claim as of the Closing Date, any such rights of the Buyer to receive payment on any such insurance claim shall be subject to any deductibles, self-insured retentions, retained amounts, retentions, including claims handling costs or exclusions as well as pro-rata allocation thereof as between the Seller and the Buyer based on the value of the aggregate covered claims asserted by each under the respective policy, and the Buyer shall reimburse the Seller for any actual out of pocket expense incurred by the Seller pursuant to this sentence of this Section 7.3(a).

(b)                              With respect to Pre-Closing Occurrence Based Insurance Claims, solely to the extent not known or reported prior to the Closing, (i) the Buyer shall report such claims directly to the applicable insurer (with a copy to the Seller) and (ii) the Buyer shall individually, and not jointly, assume and be responsible for the reimbursement Liability (i.e., deductible or retention) and/or any retrospective premium charges associated with the claim so submitted by it, unless otherwise agreed in writing by the Seller.  The Seller shall cooperate and assist the Buyer with respect to such claims (at the reasonable expense of the Buyer).

Section 7.4                        Public Announcements; Confidentiality.

(a)                               Except as provided for in this Agreement, the Buyer and the Seller shall, and shall cause their respective Affiliates to, consult with each other before issuing any press release or otherwise making any public statements about this Agreement or the Stock Purchase.  Neither the Buyer nor the Seller shall (or shall permit their respective Affiliates to) issue any such press release or make any such public statement prior to such consultation and the receipt of the prior consent of the other Party, except to the extent required by applicable Law or the Applicable Exchange requirements, in which case that Party shall use its reasonable best efforts to consult with the other Party before issuing or permitting any such release or making any such public statement.  Notwithstanding the foregoing, (x) without the prior consent of the Buyer, the Seller and any of its Subsidiaries may (i) communicate with customers, vendors, suppliers, financial analysts, investors and media representatives in a manner consistent with its past practice and (ii) disseminate the information included in a press release or other document previously approved for external distribution by the Buyer and (y) without the prior consent of the Seller, the Buyer and its Affiliates may disclose, or may permit disclosure of, this Agreement or the Stock Purchase to their current or future potential general or limited partners, members, stockholders or equity-holders in the ordinary course of business consistent with past practice; provided, that such recipients are subject to confidentiality obligations with respect to such information.

(b)                              Except as otherwise provided in this Agreement, the Buyer and the Seller shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, dated March 22, 2013 (the “Confidentiality Agreement”), between Leonard Green & Partners, L.P. and the Seller with respect to the information disclosed under this Section 7.4.  The Buyer hereby acknowledges and agrees that it is bound by the Confidentiality Agreement in the same manner as Leonard Green & Partners, L.P. and as though it were an original party thereto.  Effective as of the Closing, the Confidentiality Agreement shall terminate and none of the Buyer or the parties thereto shall have any liability with respect to the Confidentiality Agreement (except for Section 9.1 of the Confidentiality Agreement, which shall survive in accordance with its terms).

(c)                               From and after the Closing, except as otherwise permitted by this Agreement or with the prior written consent of the other Party, each of the Seller and the Buyer shall, and shall cause their respective Subsidiaries and Affiliates (including, with respect to the Buyer, the Acquired Companies) to, and shall use their reasonable best efforts to cause their respective Representatives to, hold in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law or the rules of any stock exchange on which such Person’s securities are listed or sought to be listed, all confidential documents and information concerning the other Party and its Affiliates (including any information provided to a requesting Party pursuant to this Article VII or Article IX, except (i) to the extent that such information can be shown to have been in the public domain through no fault of such Party or its Subsidiaries or Affiliates, (ii) to the extent that such information can be shown to have been later lawfully acquired by such Party (in the case of the Buyer and its Subsidiaries and Affiliates, from sources other than those (A) related to their prior affiliation with the Seller or its Subsidiaries and (B) the Stock Purchase, the transactions contemplated by the Ancillary Agreements and the Seller Debt Financing and the due diligence investigation undertaken in connection therewith), (iii) that such Party may disclose, or may permit disclosure of, such information to its respective auditors, attorneys, financial advisors, bankers and other appropriate consultants and advisors who have a need to know such information for auditing and other non-commercial purposes and are informed of their obligation to hold such information confidential to the same extent as is applicable to the Parties and in respect of whose failure to comply with such obligations, the applicable Party will be responsible and (iv) that such Party may disclose, or may permit disclosure of, such information as required in connection with any legal or other proceeding by such Party against the Seller (in the case of the Buyer and the Acquired Companies) or the Buyer and the Acquired Companies (in the case of the Seller)).  The obligation of each of the Seller, the Buyer and their respective Subsidiaries and Affiliates to hold any such information in confidence shall be satisfied if they exercise the same care with respect to such information as they would take to preserve the confidentiality of their own similar information.

Section 7.5                        Misallocated Assets or Liabilities.

(a)                               If at any time or from time to time following the Closing, any member of the Seller Group, on the one hand, or any of the Buyer or any Acquired Company, on the other hand (such applicable party, the “Initiating Party”) reasonably determines in good faith that (i) an Acquired Company or any of its Subsidiaries, on the one hand, or a member of the Seller Group, on the other hand (such applicable party, the “Other Party”) is in possession of any asset that should or should not, as applicable, have been transferred to or retained by the Initiating Party in connection with the Stock Purchase, the Pre-Closing Restructuring and/or the Shared Asset Transactions or (ii) the Initiating Party is, or is not, as applicable, subject to any Liability that should, or should not, as applicable, have been transferred to or retained by the Other Party in connection with the Stock Purchase, the Pre-Closing Restructuring and/or the Shared Asset Transactions (any such asset or Liability, a “Misallocated Asset/Liability”), then the Initiating Party may provide written notice, in reasonable detail, to the Other Party informing the Other Party of such Misallocated Asset/Liability.  Upon receipt of such notice, the Initiating Party and the Other Party shall negotiate in good faith to reach agreement on the allocation of the Misallocated Asset/Liability so as to give effect to the provisions of this Agreement.

(b)                              If the Initiating Party and the Other Party are unable to reach such agreement on the allocation of the Misallocated Asset/Liability, then such parties shall within thirty (30) days of the Other Party’s receipt of notice pursuant to Section 7.5(a) (such date, the “Dispute Resolution Date”) appoint Ernst & Young (the “Consulting Firm”) to determine the allocation of all Misallocated Assets/Liabilities existing on such Dispute Resolution Date.  The Consulting Firm, acting as an expert and not as an arbitrator, shall determine, in accordance with the provisions of this Section 7.5(b), in a manner consistent with the allocations of similar assets or Liabilities hereunder and based on the historical usage of such asset or Liability as evidenced by the properties, books, records and working papers, and personnel of the members of the Seller Group, the allocation of each such Misallocated Asset/Liability.  Each of the Initiating Party and the Other Party shall provide the Consulting Firm with reasonable access to such party’s properties, books, records and working papers and personnel for interviews, depositions, testimonies and other relevant procedures in order to determine the historic usage of such asset or Liability.  Such decision shall be set forth in writing and shall be final and binding upon such parties.  The cost of such review and determination by the Consulting Firm shall be borne equally by the Seller, on the one hand, and Buyer or any of its Subsidiaries (including Lucky), on the other hand.

(c)                               The Parties shall, and shall cause their respective Affiliates to, cooperate and assist in transferring, and take all actions necessary to transfer, or cause to be transferred, any Misallocated Asset/Liability to the appropriate Party or its applicable Subsidiary, including by making available to the extent necessary their respective books, records, work papers and personnel.  In case of any transfer of an asset that is a Misallocated Asset/Liability, the Other Party shall be deemed to have held such asset in trust for the Initiating Party or its applicable Subsidiary during the period from the Closing to the date of such transfer.

Section 7.6                        Directors’ and Officers’ Indemnification and Insurance.

(a)                               From and after the Closing, the Buyer shall, and shall cause each Acquired Company to, cause all rights to indemnification, advancement of expenses and exculpation now existing in favor of any present or former director or officer of any Acquired Company or Acquired Company Employee (the “Lucky Indemnified Parties”) as provided in (i) the Acquired Company Organizational Documents, (ii) the minutes of any meetings of the board of directors (or equivalent governing body) of any Acquired Company or any committee thereof identified on Section  7.6 of the Seller Disclosure Letter, or (iii) agreements existing as of the date of this Agreement between a Lucky Indemnified Party and any Acquired Company, to survive the Stock Purchase and to continue in full force and effect for a period of not less than six (6) years after the Closing Date or, if longer, for such period as is set forth in any applicable agreement with an Lucky Indemnified Party in effect on the date of this Agreement.

(b)                              From and after the Closing, the Buyer shall, and shall cause each Acquired Company to, jointly and severally, indemnify all Lucky Indemnified Parties to the fullest extent permitted by applicable Law with respect to all acts and omissions arising out of or relating to their services as directors, officers or employees of an Acquired Company, whether asserted or claimed at or after or occurring before the Closing Date (including in connection with the negotiation and execution of this Agreement and the consummation of the Stock Purchase).  If any Lucky Indemnified Party is or becomes involved in any Legal Action in connection with any matter subject to indemnification hereunder, then the Buyer shall, and shall cause each Acquired Company to, jointly and severally, advance as incurred any Damages arising out of or incurred in connection with such Legal Action, subject to the Buyer’s receipt of an undertaking by or on behalf of such Lucky Indemnified Party, if permitted by applicable Law, to repay such Damages if it is ultimately determined under applicable Law that such Lucky Indemnified Party is not entitled to be indemnified.  In the event of any such Legal Action, (i) the Buyer shall, and shall cause each Acquired Company to, cooperate with the Lucky Indemnified Party in the defense of any such Legal Action and (ii) the Buyer shall not, and shall cause each Acquired Company not to, settle, compromise or consent to the entry of any judgment in any Legal Action pending or threatened in writing to which a Lucky Indemnified Party is a party (and in respect of which indemnification could be sought by such Lucky Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Lucky Indemnified Party from all liability arising out of such Legal Action.

(c)                               The Buyer shall, and shall cause each Acquired Company to, jointly and severally, maintain in effect for at least six (6) years after the Closing Date the current policies of the directors’ and officers’ liability insurance or policies maintained by the Seller with respect to the Acquired Companies of at least the same coverage and amounts containing terms and conditions which are no less advantageous with respect to claims arising out of or relating to events which occurred before or at the Closing Date (including in connection with the negotiation and execution of this Agreement and the consummation of the Stock Purchase) so long as the Buyer and the Acquired Companies are not required to pay an annual premium in excess of 200% of the last annual premium paid for such insurance before the date of this Agreement (such 200% amount being the “Maximum Premium”); provided, that such coverage shall not require a total limit of liability in excess of $50,000,000 or dedicated Side-A (Non-Indemnifiable Loss only) insurance coverage.  If the Buyer and the Acquired Companies are unable to obtain the insurance described in the prior sentence for an amount less than or equal to the Maximum Premium, then the Buyer shall, and shall cause each Acquired Company to, jointly and severally, instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Premium.  Notwithstanding the foregoing, in lieu of the arrangements contemplated by this Section 7.6(c), before or on the Closing Date, the Buyer shall be entitled to purchase a non-rescindable “tail” directors’ and officers’ liability insurance policy covering the matters described in this Section 7.6(c) and, if the Buyer elects to purchase such a policy before or on the Closing Date, the Buyer’s obligations under this Section 7.6(c) shall be satisfied so long as the Buyer and the Acquired Companies cause such policy to be maintained in effect for a period of six (6) years following the Closing Date.  The Seller shall maintain in effect for at least six (6) years after the Closing Date the directors and officers liability insurance coverage currently maintained by the Seller with respect to any insureds other than the Acquired Companies with at least the same coverage and amounts and containing terms and conditions that are no less advantageous with respect to claims arising out of or relating to events which occurred before or at the Closing Date (including in connection with the negotiation and execution of this Agreement and the consummation of the Stock Purchase); provided, that such coverage shall not require a total limit of liability in excess of $50,000,000 or dedicated Side-A (Non-Indemnifiable Loss only) insurance coverage.  Notwithstanding anything to the contrary in this Section 7.6(c), in no event shall the Buyer or, after the Closing, the Acquired Companies be required to maintain directors’ and officers’ liability insurance or policies which in the aggregate cost in excess of $500,000.

(d)                             The Buyer hereby acknowledges that the Lucky Indemnified Parties may have certain rights to indemnification, advancement of expenses and/or insurance provided by other Persons.  The Buyer hereby agrees that with respect to the indemnification obligations in this Section 7.6 (i) from and after the Closing, to the extent relating to the Business, the Buyer and the Acquired Companies shall be the indemnitor of first resort (i.e., their obligations to the Lucky Indemnified Parties are primary and any obligation of such other Persons to advance expenses or to provide indemnification for the same expenses or liabilities incurred by any such

Lucky Indemnified Party are secondary), (ii) from and after the Closing, to the extent relating to the Business, the Buyer and the Acquired Companies shall be required to advance the full amount of expenses incurred by any such Lucky Indemnified Party and shall be liable for the full indemnifiable amounts, without regard to any rights any such Lucky Indemnified Party may have against any such other Person and (iii) the Buyer irrevocably waives, relinquishes and releases, and from and after the Closing, the Buyer shall cause each Acquired Company to, waive, relinquish and release such other Persons from any and all claims against any such other Persons for contribution, subrogation or any other recovery of any kind in respect thereof.  The Buyer further agrees that no advancement or payment by any of such other Persons on behalf of any such Lucky Indemnified Party with respect to any claim for which such Lucky Indemnified Party has sought indemnification from the Buyer or the Acquired Companies shall affect the foregoing and, to the extent permitted hereunder, such other Persons shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Indemnified Party against the Buyer and the Acquired Companies.

(e)                               The covenants contained in this Section 7.6 are intended to be for the benefit of, and shall be enforceable by, each of the Lucky Indemnified Parties and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which an Lucky Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.

(f)                                In the event that the Buyer and following the Closing, the Acquired Companies, or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Buyer shall, and shall cause each Acquired Company to, take all necessary action so that the successors or assigns of the Buyer and the Acquired Companies, as the case may be, shall succeed to the obligations set forth in this Section 7.6.

Section 7.7                        Communications; Notices.

(a)                               After the Closing Date, the Seller, on the one hand, and the Buyer, on the other hand, shall, and shall cause each of their respective Subsidiaries to deliver to the other Party all communications or notices received by any such Party or its Subsidiaries from any customer or any other Person relevant to any of the Acquired Companies (if such other Party is the Buyer) or the Seller Group (if such other Party is the Seller) as soon as reasonably practicable following receipt of the same.

(b)                              If at any time or from time to time after the Closing Date, any of the Seller and its Subsidiaries, on the one hand, or any of the Buyer and its Subsidiaries (including the Acquired Companies), on the other hand, receives any cash, checks or other property, including any insurance proceeds, which properly belongs to the other Party or its Subsidiaries (the “Post-Closing Collection Amounts”), (i) such Post-Closing Collection Amounts shall be received by the receiving Party as agent for and on behalf of the other, and (ii) the receiving Party shall promptly notify the other thereof and shall promptly remit all such receipts to the other as soon as practicable, and shall provide to the other information as to the nature, source and classification of such payment.

Section 7.8                        Access to Information.

(a)                               From and after the Closing for a period of six (6) years following the  Closing Date, the Seller, on the one hand, and the Buyer, on the other hand, shall each afford the other and its accountants, counsel, financing sources and other designated Representatives reasonable access upon reasonable advance notice and duplicating rights (including the right to make and keep paper and electronic copies) during normal business hours to all records, agreements, documents, files, books, Contracts, instruments, computer data and other data and information in its possession relating to the business and affairs of the other or its Subsidiaries (including, with respect to the Buyer, the Acquired Companies), insofar as such access is reasonably required by the other Party, including for audit, accounting and litigation purposes.  In addition, promptly upon a request from the Seller at any time from and after the Closing (which request shall not be made more than once during any calendar quarter), the Buyer shall, and/or shall cause its Affiliates to, deliver a certificate stating whether, as of the date of such certificate, any real property lease in respect of which a Seller Guarantee remains in effect is in full force and effect.  Nothing herein shall require any Party or its respective Subsidiaries to disclose information to the extent such disclosure (i) would result in a waiver of attorney-client privilege, work product doctrine or similar privilege, or (ii) would violate any applicable Law or any confidentiality obligation of such Party or its respective Subsidiaries.

(b)                              Any information owned by one Party or any of its Subsidiaries that is provided to a requesting Party pursuant to this Article VII or Article IX shall be deemed to remain the property of the providing Party.  Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any such information.

Section 7.9                        Retention of Records.  Except as otherwise required by Law, provided herein or agreed to in writing, from and after the Closing Date, each of the Buyer and the Seller shall, and shall cause their respective Subsidiaries (including, with respect to the Buyer, the Acquired Companies) to, retain all information relating to the other Party’s business in accordance with the past practice of such Party.  Except as otherwise provided herein, either such Party and its Subsidiaries may destroy or otherwise dispose of any such information at any time; provided, that until the sixth anniversary of the Closing Date, no such Party shall destroy or permit any of its Subsidiaries to destroy any information that in whole or in part relates to the other Party without first notifying the other Party of the proposed destruction (specifying the information that is proposed to be destroyed) and giving the other Party a reasonable opportunity to take possession of such information prior to such destruction, at the expense of the Party taking possession.

Section 7.10                Attorney-Client Privilege and Conflict Waiver.  Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Seller’s Counsel”) has represented the members of the Seller Group and the Acquired Companies in connection with the Stock Purchase and the transactions contemplated by the Ancillary Agreements and the Seller Debt Financing.  The Parties recognize the community of interest that exists and will continue to exist until the Closing, and the Parties agree and acknowledge that such community of interest should continue to be recognized after the Closing.  Specifically, the Parties agree that following the Closing the Buyer shall not, and shall cause each Acquired Company not to, seek to have Seller’s Counsel disqualified from representing the Seller or its Subsidiaries in any dispute (whether in contract or tort) that may arise between an Acquired Company formerly represented by Seller’s Counsel, on the one hand, and the Seller or any of its Subsidiaries, on the other hand, based upon, arising out of or related to this Agreement or any of the Stock Purchase or the transactions contemplated by the Ancillary Agreements or the Seller Debt Financing in whole or in part.  The covenants contained in this Section 7.10 are intended to be for the benefit of, and shall be enforceable by, Seller and Seller’s Counsel and shall not be deemed exclusive of any other rights to which Seller or Seller’s Counsel is entitled, whether pursuant to Law, Contract or otherwise.

Section 7.11                Privileged Matters.

(a)                               The Parties recognize that legal and other professional services that have been and will be provided prior to the Closing (the “Pre-Closing Services”) have been and will be rendered for the collective benefit of the Seller and its Subsidiaries, and that each of the Seller and its Subsidiaries (other than the Acquired Companies), on the one hand, and the Acquired Companies, on the other hand, should be deemed to be the client with respect to such Pre-Closing Services for the purposes of asserting all privileges which may be asserted under applicable Law, except that:

(i)                                  The Seller shall be entitled, in perpetuity, to control the assertion or waiver of all privileges in connection with privileged information which relates solely to the Seller Business, whether or not the privileged information is in the possession of or under the control of the Seller or the Buyer and the Acquired Companies.

(ii)                              The Buyer and the Acquired Companies shall be entitled, in perpetuity, to control the assertion or waiver of all privileges in connection with privileged information that either relates (i) solely to the Business or (ii) to a Legal Action set forth on Section 4.18 of the Seller Disclosure Letter, whether or not the privileged information is in the possession of or under the control of the Seller or the Buyer and the Acquired Companies.

(b)                              The Parties agree that they shall have a shared privilege, with equal right to assert or waive, subject to the restrictions in this Section 7.11, with respect to all privileges pertaining to Pre-Closing Services not allocated pursuant to the terms of Section 7.11(a)(i) or (ii), including with respect to Group Legal Actions.  All privileges relating to any claims, proceedings, litigation, disputes, or other matters which involve both the Seller and the Buyer in respect of which the Parties retain any responsibility or Liability under this Agreement, shall be subject to a shared privilege among them.

(c)                               No Party may waive any privilege that could be asserted under any applicable Law, and in which any other Party has a shared privilege, without the consent of the other Party, which shall not be unreasonably withheld, conditioned or delayed or as provided in subsections (d) or (e) below.  Each Party shall use its reasonable best efforts to preserve any privilege held by the other Party if that privilege is a shared privilege or has been allocated to the other Party pursuant to Section 7.11(a)(i) or (ii).

(d)                             In the event of any Legal Action or dispute between or among the Buyer or any of its Subsidiaries (including after the Closing, the Acquired Companies), on the one hand, and the Seller or any of its Subsidiaries, on the other hand, either such Party may waive a privilege in which the other Party or its Subsidiaries have a shared privilege, without obtaining the consent of the other Party; provided, that such waiver of a shared privilege shall be effective only as to the use of information with respect to the litigation or dispute between the relevant Parties and/or their applicable Subsidiaries, and shall not operate as a waiver of the shared privilege with respect to third parties.

(e)                               Upon receipt by any Party or by any Subsidiary thereof of any subpoena, discovery, Order or other request which arguably calls for the production or disclosure of information subject to a shared privilege or as to which the other Party has the sole right hereunder to assert a privilege, or if any Party obtains knowledge that any of its or any of its Subsidiaries’ current or former directors, officers, agents or employees have received any subpoena, discovery or other request which arguably calls for the production or disclosure of such privileged information, such Party shall promptly notify the other Party of the existence of the request and shall provide the other Party a reasonable opportunity to review the information and to assert any rights it or they may have under this Section 7.11 or otherwise to prevent the production or disclosure of such privileged information.

(f)                                The transfer of all information pursuant to this Agreement is made in reliance on the agreement of the Seller and the Buyer as set forth in this Section 7.11, to maintain the confidentiality of privileged information and to assert and maintain all applicable privileges.  Nothing provided for herein or in any Ancillary Agreement shall be deemed a waiver of any privilege that has been or may be asserted under this Agreement, any Ancillary Agreement or otherwise.

Section 7.12                Financing Cooperation.

(a)                               Prior to the Closing, the Seller shall, and shall cause its Subsidiaries (including the Acquired Companies) and its and their officers, directors, employees, accountants, consultants, legal counsel, agents, financial advisors and other agents and representatives to, use commercially reasonable efforts to cooperate with the Buyer in connection with the Debt Financing contemplated in the Debt Commitment Letter, including to (i) provide, at the Buyer’s sole expense, all necessary or customary cooperation reasonably requested by the Buyer in connection with the Debt Financing; (ii) promptly furnish (when requested by the Buyer) the Buyer and the parties to the Debt Commitment Letter with the Required Bank Information and the Debt Financing Deliverables (it being understood and agreed that for purposes of this Agreement, the requirement to furnish the Required Bank Information shall be deemed satisfied so long as the Required Bank Information is prepared in accordance with the Accounting Rules); (iii) facilitate the actions contemplated by the foregoing, including the pledge and perfection of liens securing and the provisions of guarantees supporting the Debt Financing and (iv) assist with and permit any appraisals, field examinations, collateral audits and similar examinations that are customary for asset-based credit facilities with respect to the inventory and accounts receivable of the Acquired Companies upon reasonable notice and during normal business hours.

(b)                              The Seller hereby consents to the Buyer’s reproduction of the logos of the Acquired Companies solely in connection with the Debt Financing; provided that (i) such logos are reproduced in a manner consistent with the Acquired Companies’ reproduction of such logos

(e.g., size and proportions) and (ii) such logos are used solely in a manner that is not intended to, and is not reasonably likely to, harm or disparage any of the Acquired Companies.

(c)                               Notwithstanding anything in this Agreement to the contrary, (x) none of the Seller or its Subsidiaries (including the Acquired Companies) or their respective directors, officers, employees or other Representatives shall (1) be required to pay any commitment or other similar fee, (2) be required to, in connection with the Debt Financing, (A) assist in the preparation of, or participate in, any meetings or presentations, (B) other than as set out in Section 7.12(a), prepare, assist in the preparation of, execute or deliver any certificates, letters, opinions, instruments or other documentation, (C) prepare, assist in the preparation of other information to the extent such disclosure (x) may result in a waiver of attorney-client privilege, work product doctrine or similar privilege, or (y) may violate any applicable Law or any confidentiality obligation of the Seller or its Subsidiaries or (D) take any corporate and other actions, (3) have any liability under any loan agreement or any related document or any other Contract related to the Debt Financing, unless and until the Closing occurs and, in such case, limited solely to the Acquired Companies and (y) no person that is a director, officer or employee of Seller or any of its Subsidiaries (including the Acquired Companies) shall be required to take any action in such capacity with respect to the Debt Financing.

(d)                             The Buyer shall indemnify and hold harmless the Seller and its Subsidiaries (including the Acquired Companies), and their respective directors, officers, employees and other Representatives, from and against any and all Damages incurred by any of them in connection with the arrangement of the Debt Financing and the utilization of any information in connection therewith (other than information provided in writing specifically for use by the Seller).  On the Closing Date or following the termination of this Agreement, the Buyer shall promptly, upon written request, reimburse the Seller or its Subsidiaries for any and all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees and accountants’ fees) incurred by the Seller or its Subsidiaries in connection with its compliance with this Section 7.12.

(e)                               Notwithstanding anything to the contrary, the condition set forth in Section 10.2(b) of this Agreement, as it applies to the Seller’s obligations under this Section 7.12, shall be deemed satisfied unless the Debt Financing (or any alternative financing) has not been obtained primarily as a result of the Seller’s willful and material breach of its obligations under this Section 7.12.

Section 7.13                Seller Debt Financing.  The Parties shall, and shall cause their Affiliates to, and the Buyer shall use its reasonable best efforts to cause its lenders (including the lenders party to the Debt Commitment Letter) to, (i) negotiate and agree upon, prior to Closing, the definitive documentation contemplated by the Description of Notes set forth on Exhibit E on terms no less favorable in any material respect to the Seller than those set forth on Exhibit E (such definitive documentation, the “Seller Debt Financing Documents”) and (ii) execute and deliver the Seller Debt Financing Documents at the Closing.

Section 7.14                Benefit Plan Transition Cooperation.  Prior to the Closing, the Seller shall use its commercially reasonable efforts to, and shall use its commercially reasonable efforts to cause its Subsidiaries (including the Acquired Companies) and its and their respective officers, directors, employees, agents, attorneys, accountants, advisors and other agents and representatives to, provide all necessary or customary cooperation reasonably requested by the Buyer in connection with establishing the Buyer U.S. Benefit Plans (as defined in Section 9.4) (including any stop-loss policies thereunder) and the Buyer’s Savings Plan (as defined in Section 9.9), including facilitating communications with the relevant insurance companies and furnishing the Buyer and its advisors as promptly as reasonably practicable with such information related thereto as Buyer may reasonably request.

ARTICLE VIII

RELEASES

Section 8.1                        Buyer Release.  Notwithstanding anything to the contrary in this Agreement and, effective as of the Closing, the Buyer, on behalf of itself and each of its respective Affiliates, successors and assigns (including, after the Closing, the Acquired Companies) (collectively, the “Buyer Releasing Parties”) (a) releases, acquits and forever discharges the Seller Group Released Parties from any and all claims, demands, damages, actions, causes of action, rights, costs, losses, expenses, compensation or suits in equity, of whatsoever kind or nature, in contract or in tort, at law or in equity, that such Buyer Releasing Party might have in each case arising out of anything done, omitted, suffered or allowed to be done by any Seller Group Released Party, including pursuant to any agreement, understanding, representation or promise by, between or among any Seller Group Released Party, on the one hand, and any Buyer Releasing Party, on the other hand, in each case whether heretofore or hereafter accrued or unaccrued and whether foreseen or unforeseen or known or unknown, including any claim for indemnification, contribution or other relief, any claim relating to the valuation or prospects of the Business, or any claim relating to any inducement to enter into this Agreement in each case to the extent related to matters or events occurring prior to the Closing (collectively, the “Buyer Released Matters”); provided, that, notwithstanding the foregoing, Buyer Released Matters shall not include any claims by the Buyer Indemnitees expressly permitted pursuant to this Agreement or the Ancillary Agreements, including (i) any indemnification claims by the Buyer Indemnitees expressly permitted pursuant to Section 11.1(b) or Section 11.8(b), (ii) any payment claims by the Buyer Group Releasing Parties under the Transition Services Agreement, (iii) any claims pursuant to, and in compliance with, Section 13.13 to specifically enforce any covenants or agreement of the Seller in this Agreement or the Ancillary Agreements, in each case, to the extent such covenant or agreement, by its terms, expressly contemplates performance after the Closing Date or (iv) any Purchase Price adjustment claims made pursuant to Section 2.4; (v) any claims pursuant to Section 7.4 and (vi) any claims against a Party for its Fraud, and (b) agrees never to commence or participate in a manner adverse to any Seller Group Released Party in any legal action or other proceeding based in whole or in part upon any Buyer Released Matters and (c) acknowledges and agrees that it has provided this release, on behalf of itself and the other Buyer Releasing Parties, voluntarily, with the intention of fully and finally extinguishing all Buyer Released Matters.

Section 8.2                        Seller Group Release.  Notwithstanding anything to the contrary in this Agreement, effective as of the Closing, the Seller Group, on behalf of itself and each of its respective Affiliates, successors and assigns (collectively, the “Seller Group Releasing Parties”)

(a) releases, acquits and forever discharges the Buyer Released Parties from any and all claims, demands, damages, actions, causes of action, rights, costs, losses, expenses, compensation or suits in equity, of whatsoever kind or nature, in contract or in tort, at law or in equity, that such Seller Group Releasing Party might have in each case arising out of anything done, omitted, suffered or allowed to be done by any Buyer Released Party, including pursuant to any agreement, understanding, representation or promise by, between or among any Buyer Released Party, on the one hand, and any Seller Group Releasing Party, on the other hand, in each case whether heretofore or hereafter accrued or unaccrued and whether foreseen or unforeseen or known or unknown, including any claim for indemnification, contribution or other relief, any claim relating to the valuation or prospects of the Business, or any claim relating to any inducement to enter into this Agreement in each case to the extent related to matters or events occurring prior to the Closing (collectively, the “Seller Group Released Matters”); provided, that, notwithstanding the foregoing, Seller Group Released Matters shall not include any claims by the Seller Indemnitees expressly permitted pursuant to this Agreement or the Ancillary Agreements, including (i) any indemnification claims by the Seller Indemnitees expressly permitted pursuant to Section 11.1(a) or Section 11.8(a), (ii) any payment claims by the Seller Group Releasing Parties under the Transition Services Agreement or any claims in connection with the Seller Debt Financing, (iii) any Purchase Price adjustment claims made pursuant to Section 2.4, (iv) any claims pursuant to, and in compliance with, Section 13.13 to specifically enforce any covenants or agreement of the Buyer or its Affiliates in this Agreement or the Ancillary Agreements, in each case, to the extent such covenant or agreement, by its terms, expressly contemplates performance after the Closing Date and (v) any claims against a Party for its Fraud and (b) agrees never to commence or participate in a manner adverse to any Buyer Released Party in any legal action or other proceeding based in whole or in part upon any Seller Group Released Matters  and (c) acknowledges and agrees that it has provided this release, on behalf of itself and the other Seller Group Releasing Parties, voluntarily, with the intention of fully and finally extinguishing all Seller Group Released Matters.

Section 8.3                        Acknowledgments. Each party, on behalf of itself and with respect to Buyer, the Buyer Releasing Parties and with respect to Seller, the Seller Group Releasing Parties (as applicable, the “Releasing Parties”), in each case, without limiting the provisions of Section 8.1(vi) and Section 8.2(vi),

(a)                               acknowledges that this release shall apply to all unknown or unanticipated results of any action of any Seller Group Released Party (in the case of the Buyer Releasing Parties) or any Buyer Group Released Party (in the case of the Seller Group Releasing Parties), as well as those known and anticipated;

(b)                              acknowledges and agrees that the Releasing Parties may hereafter discover claims or facts in addition to or different from those that they now know or believe to exist with respect to the subject matter of this release and which, if known or suspected at the time of executing this release, may have materially affected this Agreement, but nevertheless expressly accept and assume the risk of such possible differences in fact, agree that this release shall be and remain effective, notwithstanding any such differences and hereby waive any rights, claims or causes of action that might arise as a result of such different or additional claims or facts and acknowledge that they understand the significance and potential consequence of such a release of unknown claims;

(c)                               in furtherance thereof, and without limiting the foregoing, expressly waives any and all rights and benefits conferred by the provisions of Section 1542 of the California Civil Code (“Section 1542”) and by any similar provision of the applicable Laws of any other jurisdiction, including California, Delaware, New York and Virginia, and expressly consents that this release shall be given full force and effect according to each of its express terms, including those relating to unknown or unsuspected claims.  Section 1542 provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM, MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR; and

(d)                             represents that this release is executed voluntarily with full knowledge of its significance and legal effect, consents that the claims released hereunder be construed as broadly as possible and acknowledges and agrees that with respect to Buyer, no Buyer Releasing Party and with respect to Seller, no Seller Group Releasing Party, has relied, in whole or in part, on any statements or representations made by or on behalf of any Buyer Released Parties or Seller Group Released Parties, as applicable, in connection herewith or otherwise.  Any breach of this covenant by a Buyer Releasing Party or Seller Group Releasing Party not to sue shall be deemed a breach of this Agreement by Buyer (in the case of a breach of such covenant by a Buyer Releasing Party) or Seller (in the case of a breach of such covenant by a Seller Group Releasing Party).

Section 8.4                        Released Parties.  For purposes of this Agreement, (i) “Seller Group Released Parties” means (A) each of the members of the Seller Group and each of their respective Affiliates, (B) each current, former and future holder of any equity, voting, partnership, limited liability company or other interest, controlling person, subsidiary, director, officer, employee, member, manager, general or limited partner, stockholder, agent, attorney, representative, affiliate, heir, assignee or successor of any of the members of the Seller Group or any of their respective Affiliates, and (C) each current, former and future holder of any equity, voting, partnership, limited liability company or other interest, controlling person, subsidiary, director, officer, employee, member, manager, general or limited partner, stockholder, agent, attorney, representative, affiliate, heir, assignee or successor of any of the foregoing Persons in clause (i)(A) or (i)(B); provided, that, notwithstanding the foregoing, no Acquired Company shall constitute a Seller Group Released Party and (ii) “Buyer Released Parties” means (A) Buyer and its respective Affiliates (including the Acquired Companies and their respective Subsidiaries after the Closing), (B) each current, former and future holder of any equity, voting, partnership, limited liability company or other interest, controlling person, subsidiary, director, officer, employee, member, manager, general or limited partner, stockholder, agent, attorney, representative, affiliate, heir, assignee or successor of any of the members of Buyer or any of its Affiliates and (C) each current, former and future holder of any equity, voting, partnership, limited liability company or other interest, controlling person, subsidiary, director, officer, employee, member, manager, general or limited partner, stockholder, agent, attorney, representative, affiliate, heir, assignee or successor of any of the foregoing Persons in clause (ii)(A) or (ii)(B).

ARTICLE IX

EMPLOYEE MATTERS

Section 9.1                        Employment Continuation.

(a)                               With respect to each Acquired Company Employee, on and after the Closing, the Buyer shall continue the employment of each such Acquired Company Employee in accordance with the terms and conditions of employment applicable to such Acquired Company Employee immediately prior to the Closing or, if such Acquired Company Employee is not employed by an Acquired Company immediately prior to the Closing, shall offer employment to such Acquired Company Employee in accordance with and subject to the terms of this Article IX.

(b)                              Section 9.1(b) of the Seller Disclosure Letter identifies all individuals who are Acquired Company Employees as of the date hereof, and with respect to each individual listed, indicates (i) whether such individual is absent from work on such date due to illness, injury, military service or mobilization or other authorized absence, including due to disability, pregnancy, parental leave, or personal leave of absence and (ii) an estimate of the amount of such individual’s paid time off that has been earned or accrued but unused as of the date of this Agreement.  Section 9.1(b) of the Seller Disclosure Letter shall be updated as necessary from time to time prior to the Closing to reflect (i) any change in the employment of an Acquired Company Employee (in accordance with Section 6.1(d)(iii)), (ii) if any Acquired Company Employee becomes absent from work due to illness, injury, military service or mobilization or other authorized absence, including due to disability, pregnancy, parental leave, or personal leave of absence and (iii) any updates to the estimates of each Acquired Company Employee’s earned or accrued but unused paid time off.

(c)                               Except as expressly provided in this Article IX, nothing contained in this Agreement shall be construed to limit any rights the Buyer or its Subsidiaries may have to terminate the employment of any Acquired Company Employee following the Closing Date.

Section 9.2                        Compensation and Benefits Continuation.  Except as otherwise agreed between the Buyer and any Acquired Company Employee, the Buyer shall provide, or cause one of its Subsidiaries or Affiliates to provide, during the period beginning on the Closing and ending on December 31, 2014 (the “Continuation Period”) (a) to each Acquired Company Employee, salary, wage rate, annual cash commission opportunity and/or annual cash incentive opportunity that are substantially comparable in the aggregate to the salary, wage rate, annual cash commission opportunity and/or annual cash incentive opportunity such Acquired Company Employee was eligible to receive immediately prior to the Closing or, in the case of any annual cash incentive opportunity, was eligible to receive in respect of 2013 and (b) to Acquired Company Employees, employee benefits substantially comparable in the aggregate to those provided to such Acquired Company Employees immediately prior to the Closing pursuant to an Employee Benefit Plan listed on Section 4.13(a) of the Seller Disclosure Letter; provided that equity, equity-based compensation, retention or change-in-control arrangements, any SERP arrangements and long-term incentive arrangements (including any LTIP awards) available to Acquired Company Employees prior to the Closing shall not be taken into account in determining whether benefits are substantially comparable.

Section 9.3                        Severance.  Without limiting in any way the other terms of this Article IX, including Section 9.2, effective upon and after the Closing, each Acquired Company Employee shall be immediately eligible to participate in all plans, policies, programs and arrangements sponsored by the Buyer and its Subsidiaries that provide for severance payments and benefits or pay in lieu of notice of termination, as determined by the Buyer in its sole discretion and as in effect from time to time (“Buyer Severance Plans”), and, to the extent that any corresponding Seller Severance Plan (as defined below) provided such service credit, each Acquired Company Employee’s service with the Seller and its Subsidiaries or predecessors prior to the Closing, and service with the Buyer and its Subsidiaries and Affiliates on and following the Closing, shall be credited for purposes of determining the amount of severance payments and benefits and pay in lieu of notice which such Acquired Company Employee is eligible to receive under the Buyer Severance Plans in the event of any termination of employment by the Buyer or its Subsidiaries or Affiliates without Cause that occurs after the Closing, including for purposes of calculating any severance payments and benefits due as a result of the application of this Section 9.3.  Without limiting in any way the other terms of this Article IX, including Section 9.2, with respect to each Acquired Company Employee whose employment with the Buyer or its Subsidiaries or Affiliates is terminated by the Buyer or its Subsidiaries or Affiliates without Cause during the “Severance Continuation Period” (defined below) under circumstances that would, under any Employee Benefit Plan in which such Acquired Company Employee participated immediately prior to the Closing (each a “Seller Severance Plan”) cause such Lucky Acquired Company Employee to be eligible for severance payments and benefits or pay in lieu of notice, the Buyer shall provide, or cause one of its Subsidiaries or Affiliates to provide, severance payments and benefits or pay in lieu of notice equal to the amounts such Acquired Company Employee would have been entitled to receive under the applicable Seller Severance Plan if it applied to the Acquired Company Employee on the date of termination (and, for the avoidance of doubt, such payment and benefits shall be in lieu of any payments and benefits such Acquired Company Employee would otherwise be eligible to receive under the Buyer Severance Plans).  In addition, and notwithstanding any provision of any Seller Severance Plan or any Buyer Severance Plan to the contrary, if at any time during the Severance Continuation Period, any Acquired Company Employee is asked by the Buyer or any of its Subsidiaries or Affiliates to relocate such Acquired Company Employee’s principal place of employment to a location that would increase the Acquired Company Employee’s one-way commute by more than 50 miles, and the Acquired Company Employee does not agree to relocate, then the Buyer shall be required to provide or shall cause its Subsidiaries or Affiliates to provide the Acquired Company Employee with the same severance payments and benefits or pay in lieu of notice required under the immediately preceding sentence.  For purposes of this Agreement, “Severance Continuation Period” shall mean the period from the Closing through the nine-month anniversary of the Closing Date.

Section 9.4                        Welfare Benefit Plans.  The Buyer agrees to use commercially reasonable efforts to effective as of the Closing, establish employee welfare benefit plans to provide welfare benefits to the Acquired Company Employees employed in the United States (the “U.S. Acquired Company Employees”) that, in each case, is substantially similar to the Employee Benefit Plan identified on Section 9.4(a) of the Seller Disclosure Letter (the “Buyer U.S. Benefit Plans”), subject to the terms and conditions of this Section 9.4.  In the case of each of the Employee Benefit Plans identified on Section 9.4(b) of the Seller Disclosure Letter,  the corresponding Buyer Benefit Plan shall generally be a “clone” of such Employee Benefit Plan and shall (i) be structured to operate in conjunction with the payroll portal of Seller (which will be available after Closing by Seller pursuant to the Transition Services Agreement) and (ii) be identical to the Employee Benefit Plan in such respects as are necessary in order for such payroll portal to be utilized; provided that, if under applicable Law or due to restrictions imposed by insurance carriers such U.S. Buyer Benefit Plan may not be a “clone”, the Buyer shall use its commercially reasonably efforts to provide that such U.S. Buyer Benefit Plan shall include provisions that are as similar as reasonably possible to the corresponding Employee Benefit Plan from Section 9.4(b) of the Seller Disclosure Letter, as permitted under such Law or restrictions and the Parties shall cooperate and take commercially reasonable efforts to provide that the payroll portal of Seller may be utilized with respect to any such U.S. Buyer Benefit Plan.  Immediately upon the Closing, to the extent permitted by law and the terms of the applicable Buyer U.S. Benefit Plans, the U.S. Acquired Company Employees shall be eligible to participate in such Buyer U.S. Benefit Plans to the same extent they were eligible to participate in the corresponding Employee Benefit Plan on Section 9.4 of the Seller Disclosure Letter immediately prior to the Closing.  The Buyer shall use commercially reasonable efforts to cause the Buyer U.S. Benefit Plans, the Acquired Companies or applicable insurance carriers to waive all limitations as to pre-existing conditions, if any, with respect to participation and coverage requirements (and any eligibility waiting periods, active employment requirements or requirements to show evidence of good health) applicable to the U.S. Acquired Company Employees or their covered dependents under any Buyer U.S. Benefit Plan, to the extent any such U.S. Acquired Company Employee was not subject to any such limitations under the corresponding Employee Benefit Plan, in each case, to the extent permitted by law and the terms of the applicable Buyer U.S. Benefit Plan.  On and after the Closing, the Buyer U.S. Benefit Plans shall have all liabilities in respect of claims first incurred by the U.S. Acquired Company Employees after the Closing under such Buyer U.S. Benefit Plans.  In this connection, effective as of the Closing or, if later, the applicable Buyer U.S. Benefit Plan Start Date (as defined below), the Seller will cause all of the U.S. Acquired Company Employees to cease participating as active employees in the Employee Benefit Plans set forth on Section 9.4 of the Seller Disclosure Letter.  Notwithstanding any other provision of this Section 9.4, if the Buyer is not able to establish the Buyer U.S. Benefit Plans by Closing, the Seller intends to use its best efforts to permit  Acquired Company Employees to remain as active participants in the applicable Employee Benefit Plan set forth on Section 9.4 of the Seller Disclosure Letter during the period beginning on the Closing Date and ending on the date of establishment of the applicable Buyer U.S. Benefit Plan, which date shall be no more than 60 days following the Closing Date (the “Buyer U.S. Benefit Plan Start Date”) on the terms set forth in the Transition Services Agreement, and Seller agrees to use commercially reasonable efforts to, to the extent applicable, make arrangements such that claims brought by any US. Acquired Company Employees during such period shall be covered by the stop-loss policies maintained by the Seller or any of its Subsidiaries with respect to the applicable Employee Benefit Plan.  The Seller and the Buyer, or their respective Subsidiaries, successors and assigns, will from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may, after the Closing, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Section 9.4.  For purposes of this Section 9.4, a claim shall be deemed to be incurred as follows:  (i) life, accidental death and dismemberment and business travel accident insurance benefits, upon the death, accident or illness giving rise to such benefits and (ii) health, dental and prescription drug benefits (including in respect of any hospital confinement), upon provision of the related services, materials or supplies.  In the case of claims for short-term disability benefits, Buyer and the U.S. Buyer Benefit Plans shall be responsible for providing and paying for such benefits for any portion of the disability period that occurs after the Closing, even if the disability period commenced prior to the Closing.  In the case of claims for long-term disability, (i) the applicable Employee Benefit Plan shall be responsible for providing such benefits to any U.S. Acquired Company Employee who transitions from receiving benefits under the applicable Employee Benefit Plan providing short-term disability benefits to receiving benefits under the applicable Employee Benefit Plan providing long-term disability benefits prior to the Closing, and (ii) an applicable Buyer U.S. Benefit Plan, if any, shall be responsible for providing such benefits to any U.S. Acquired Company Employee who is receiving short-term disability benefits on the Closing or who becomes eligible to receive short-term disability benefits after the Closing.   In the case of all other welfare benefit plan claims, the Seller and the Employee Benefit Plans shall be liable for all claims incurred prior to the Closing, and the Buyer or the applicable Buyer U.S. Benefit Plan shall be liable for all claims incurred after the Closing, including for any period after the Closing and before the Buyer U.S. Benefit Plan Start Date.  The parties acknowledge and agree that the Seller shall be solely responsible for compliance with the requirements of Section 4980B of the Code and part 6 of subtitle B of Title I of ERISA and the regulations promulgated thereunder (“COBRA”) with respect to all current and former employees of the Acquired Companies (and their spouses and qualified dependents) for whom a “qualifying event” (within the meaning of COBRA) occurs before the Closing.  With respect to any Buyer U.S. Benefit Plan that provides for flexible spending reimbursement accounts under a cafeteria plan qualifying under Section 125 of the Code (the “Buyer’s Cafeteria Plan”), (i) the Buyer agrees to use commercially reasonable efforts to cause the Buyer’s Cafeteria Plan to accept a spin-off of the flexible spending reimbursement accounts from the corresponding Employee Benefit Plan and to honor and continue through the end of the calendar year in which the Closing Date, or, if later, the applicable Buyer U.S. Benefit Plan Start Date, occurs the elections made by each U.S. Acquired Company Employee under the corresponding Employee Benefit Plan for such calendar year in respect of the flexible spending reimbursement accounts that are in effect immediately prior to such date, (ii) the Seller agrees to use commercially reasonable efforts to cause to be transferred to the Buyer the excess of the aggregate accumulated contributions to the flexible spending reimbursement accounts made by U.S. Acquired Company Employees to the corresponding Employee Benefit Plan prior to the Closing Date or, if later, the Buyer U.S. Benefit Plan Start Date for the Buyer’s Cafeteria Plan during the year in which such date occurs over the aggregate reimbursement payouts made for such year from such accounts to such U.S. Acquired Company Employees, and (iii) if the aggregate reimbursement payouts from the flexible spending reimbursement accounts made during such year under the corresponding Employee Benefit Plan to U.S. Acquired Company Employees exceed the aggregate accumulated contributions to such accounts for such year by such U.S. Acquired Company Employees, the Buyer shall cause such excess to be transferred to the Seller or its designee as soon as practicable following such date.  For the avoidance of doubt, the parties acknowledge and agree that the Employee Benefit Plans that provide welfare benefits to Acquired Company Employees employed in Canada (“Canada Acquired Company Employees”) are sponsored by the Acquired Companies and, accordingly, the Canada Acquired Company Employees shall automatically continue to participate in such Employee Benefit Plans from and after the Closing on the same terms and conditions that applied immediately prior to the Closing.  The parties hereto understand and agree that they do not intend hereby that the Seller or any of its Subsidiaries or employees be performing any functions as an ERISA fiduciary in fulfilling its commitments under this Section 9.4 to cooperate in the establishment and cloning of the Buyer U.S. Benefit Plans.

Section 9.5                        Assigned Benefit Plans.  With respect to each of the Assigned Benefit Plans set forth on Section 9.5(a) of the Seller Disclosure Letter, effective as of the Closing, the Seller hereby assigns and transfers to the Buyer all of the Seller’s rights, duties, obligations and liabilities under those Assigned Benefit Plans, and the Buyer hereby accepts such assignment and transfer and assumes all rights, duties, obligations and liabilities with respect to such Assigned Benefit Plans.  The Seller and the Buyer agree that the Seller will cause such Assigned Benefit Plans to be amended effective as of the Closing, as required, to give effect to this Agreement.  Notwithstanding anything to the contrary in this Section 9.5, the Seller shall retain the obligation to pay the amounts set forth on Section 9.5(b) of the Seller Disclosure Letter, and none of Buyer or any of its Subsidiaries or Affiliates shall have any liability or obligation with respect thereto.  The Seller and the Buyer, or their respective Subsidiaries, successors and assigns, will from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may, after the Closing, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Section 9.5.

Section 9.6                        Paid Time Off.  Without in any way limiting any other provisions of this Article IX, the Buyer shall (or shall cause its Subsidiaries or Affiliates to) (a) continue the paid time off policies applicable to the Acquired Company Employees immediately prior to the Closing, and, accordingly, credit each Acquired Company Employee with the amount of paid time off that has been earned or accrued but unused by such Acquired Company Employee as of immediately prior to the Closing, (b) recognize service of each Acquired Company Employee with the Seller and its Subsidiaries or predecessors prior to the Closing, and service with the Buyer and its Subsidiaries and Affiliates on and following the Closing, in each case to the extent recognized under the applicable paid time off policies of the Seller, for purposes of determining entitlement to paid time off following the Closing under the applicable paid time off policy, and (c) permit each Acquired Company Employee to, after the Closing, take any paid time off that has been scheduled and approved by the Acquired Company Employee’s supervisor immediately prior to the Closing.

Section 9.7                        Recognition of Service.  Without in any way limiting the other provisions of this Article IX, the Buyer shall use commercially reasonable efforts to cause each Acquired Company Employee’s service with the Seller and its Subsidiaries or predecessors prior to the Closing, to the extent recognized under the corresponding Employee Benefit Plan, and service with the Buyer and its Subsidiaries and Affiliates on and following the Closing, to be recognized under the Buyer Benefit Plans for purposes of (a) eligibility to participate, (b) vesting, and (c) calculation of disability, vacation or severance benefits, as applicable, but not for purposes of accrual of benefits under any defined benefit pension plan, in each case to the extent permitted by law and the terms of the applicable Buyer Benefit Plan.  Notwithstanding the foregoing, it is not intended that there shall be any duplication of benefits resulting from such service credit.

Section 9.8                        Annual Bonuses; Long-Term Incentives.  Without in any way limiting the other provisions of this Section 9.8, the Seller shall retain the obligation to pay to each Acquired Company Employee the amount of any 2013 annual bonus not otherwise paid to such Acquired Company Employee on or prior to the Closing, that would have been payable to such Acquired Company Employee with respect to the 2013 calendar year had the Acquired Company Employee remained employed by the Seller or any of its Subsidiaries through the applicable payment date, in accordance with the provisions of the applicable policy, plan, arrangement, program, practice or agreement under which any such bonuses would have been paid.  Notwithstanding any other provision of this Agreement, Seller shall retain all liabilities with respect to each “Award” granted under each of the Lucky Brand 2012 LTI II Plan Agreements identified on Section 4.13(a) of the Seller Disclosure Letter (the “LTI II Agreements”) and shall indemnify and hold harmless the Buyer, its Subsidiaries and Affiliates and their respective officers, directors, employees and agents, without any limitation whatsoever, for all claims arising out of or relating to such Awards or the LTI II Agreements, and Buyer and its Subsidiaries and Affiliates shall have no liabilities or obligations with respect thereto.

Section 9.9                        Savings Plans.  As of the Closing or, if later, the Buyer’s Savings Plan Start Date (as defined below), the Buyer shall establish, or cause one of its Subsidiaries to establish, a tax-qualified defined contribution savings plan (the “Buyer’s Savings Plan”), in which, on such date, U.S. Acquired Company Employees shall immediately be eligible to participate and commence accruing benefits to the extent such U.S. Acquired Company Employees were eligible to participate and accrue benefits in Seller’s Savings Plan (as defined below) as of such date.   The Buyer’s Savings Plan shall (i) provide for automatic enrollment for all U.S. Acquired Company Employees enrolled in the Seller’s Savings Plan as of Closing, subject to each such U.S. Acquired Company Employee’s ability to opt out of such enrollment, (ii) permit each U.S. Acquired Company Employee to, at such U.S. Acquired Company Employee’s election, effect a direct rollover of all or any portion of such U.S. Acquired Company Employee’s balance under the Fifth & Pacific 401(k) Savings and Profit Sharing Plan (the “Seller’s Savings Plan”) from the Seller’s Savings Plan to the Buyer’s Savings Plan and (iii) for so long as the payroll services provided under the Transition Services Agreement are provided by Seller pursuant thereto, (x) be administered by Fidelity, (y) be structured to operate in conjunction with the payroll portal of Seller (which will be available after Closing by Seller pursuant to the Transition Services Agreement) and (z) be identical to the Seller’s Savings Plan in such respects as are necessary in order for such payroll portal to be utilized.  In furtherance of the foregoing, prior to the Closing, the Seller shall cooperate with and provide reasonable assistance to the Buyer regarding the establishment of the Buyer’s Savings Plan.  Notwithstanding the foregoing, if Buyer is not able to establish the Buyer’s Savings Plan as of the Closing Date, (i) Buyer shall establish such plan as promptly as practicable following the Closing Date (any such date of establishment, the “Buyer’s Savings Plan Start Date”), (ii) the Seller shall cooperate with, and provide reasonable assistance to, the Buyer regarding the establishment of the Buyer’s Savings Plan on the Buyer’s Savings Plan Start Date, which cooperation and assistance shall be compensated for in accordance with the terms of the Transition Services Agreement, and (iii) promptly following the Buyer’s Savings Plan Start Date, Buyer shall make a contribution to the account of each U.S. Acquired Company Employee who is participating in such Buyer’s Savings Plan on the Buyer’s Savings Plan Start Date and who also was participating in Seller’s Savings Plan on the Closing Date in an amount equal to the amount of the employer match that would have been made to such account in respect of the employee’s deferrals between the Closing Date and the Buyer’s Savings Plan Start Date, assuming the rate of employer match during such period were the same in respect of each U.S. Acquired Company Employee as the rate in effect under the Seller’s Savings Plan on the date of this Agreement.  Effective as of the Closing, the Seller shall cause (i) all of the U.S. Acquired Company Employees to cease participating as active employees in the Seller’s Savings Plan, and (ii) the account balances of the U.S. Acquired Company Employees under the Seller’s Savings Plan to be fully vested.  The parties hereto understand and agree that they do not intend hereby that the Seller or any of its Subsidiaries or employees be performing any functions as an ERISA fiduciary in fulfilling its commitments under this Section 9.9 to cooperate in the establishment and cloning of the Buyer Savings Plan.

Section 9.10                WARN; Other Employment-Related Liability.

(a)                               On and after the Closing, the Buyer and its Subsidiaries shall be responsible for (i) compliance with the Worker Adjustment and Retraining Notification Act of 1988 and any other applicable similar Law with respect to the Acquired Company Employees, including any requirement to provide for and discharge any and all notifications, benefits and liabilities to the Acquired Company Employees and governmental bodies that might be imposed as a result of the consummation of the transactions contemplated by this Agreement or otherwise, and (ii) all WARN liabilities that become due to any employees who suffered an employment loss prior to the Closing as a result of the anticipated consummation of the Transactions that gives rise to WARN liability when aggregated with any post-Closing employment losses imposed as a result of the consummation of the Transactions (and, for the avoidance of doubt, the Seller shall be responsible for all WARN liabilities (whenever they may become due) with respect to any employee who suffered an employment loss prior to the Closing which employment loss was not as a result of the anticipated consummation of the Transactions).  The Seller will provide the Buyer with a list of all employees terminated, and the reason for such termination, prior to the Closing Date.

(b)                              Except as otherwise provided in this Agreement, including in this Section 9.10 or as part of any Post-Closing Adjustments, (i) effective on and after the Closing, the Buyer shall be responsible for all liabilities arising out of or relating to Acquired Company Employees, arising after the Closing with respect to events that occurred on or after the Closing Date (the “Buyer Employee Liabilities”) and (ii) from and after the Closing, the Seller shall be responsible for all liabilities with respect to the Acquired Company Employees other than the Buyer Employee Liabilities.  The Buyer agrees to reimburse, or cause the applicable Acquired Company to reimburse, Seller for all severance payments and benefits that are made by Seller or one of its Subsidiaries to any employee of Seller or any of its Subsidiaries that is set forth on Schedule 9.10(b) if any Acquired Company hires such individual in the twelve (12) month period after the termination of employment from Seller or its Subsidiaries of such individual.

Section 9.11                No Right to Compensation.  The Parties acknowledge and agree that the provisions of this Article IX are included for the benefit of the Seller, the Buyer and the Acquired Companies, and no provision of this Agreement shall be construed to (i) create any right to any compensation or benefits whatsoever on the part of any current or former Acquired Company Employee, Acquired Company Employee or other future, present or former employee of the Seller, the Buyer, the Seller or any of their respective Subsidiaries or Affiliates, or any dependent or beneficiary thereof, (ii) guarantee employment for any period of time or preclude the ability of the Seller, the Buyer, or any of their respective Subsidiaries or Affiliates, to legally terminate any Acquired Company Employee or any other employee or independent contractor for any reason at any time, or (iii) constitute an amendment to any Employee Benefit Plan or other employee benefit or compensation plans or arrangements of the Seller, the Buyer or any of their respective Subsidiaries or Affiliates.  Nothing in this Article IX or elsewhere in this Agreement shall be deemed to make any employee, former employee, or independent contractor of the Seller, the Buyer or any of their respective Subsidiaries or Affiliates, including any Acquired Company Employee  (or any beneficiary or dependent of any of them), a third-party beneficiary of this Article IX or this Agreement or any rights relating hereto.Actions by the Buyer and the Seller.  Any action required to be taken by the Buyer under this Article IX may be taken by the Buyer and its Subsidiaries, and any actions required to be taken by the Seller under this Article IX may be taken by the Seller and its Subsidiaries.

Section 9.12                Actions by the Buyer and the Seller.  Any action required to be taken by the Buyer under this Article IX may be taken by the Buyer and its Subsidiaries, and any actions required to be taken by the Seller under this Article IX may be taken by the Seller and its Subsidiaries.

Section 9.13                Restrictive Covenants.

(a)                               Non-Solicitation.  The Parties shall not, and the Parties shall cause each of their respective Affiliates to not, for a period of twelve (12) months following the Closing, without the prior written consent of the other Party, either directly or indirectly, on their own behalf or in the service or on behalf of others solicit, aid, induce or encourage any individual who is an employee of the Acquired Companies (in the case of the Seller) or the Seller or any of its Subsidiaries, other than the Acquired Companies, (in the case of the Buyer) as of the date of this Agreement to leave his or her employment; provided, however, that nothing under this Section 9.13(a) shall be deemed to prohibit any general solicitation for employment through advertisements and search firms not specifically directed at employees of the Buyer or the Acquired Companies (in the case of the Seller) or the Seller or any of its Subsidiaries (other than the Acquired Companies) (in the case of the Buyer); provided, further, that the applicable Party has not encouraged or advised such firm to approach any such employee.  Notwithstanding anything herein to the contrary, the provisions of this Section 9.13(a) shall not apply to any direct or indirect stockholder of the Seller (other than directors, officers and employees of the Seller and its Affiliates).

(b)                              No Hiring of Certain Employees.  Notwithstanding Section 9.13(a), the Parties shall not, and shall cause their respective Affiliates (including, in the case of the Buyer after the Closing, the Acquired Companies) to not, for a period commencing on the Closing Date and ending on the date of termination of the Transition Services Agreement, without the prior written consent of the other Party, directly or indirectly, on their own behalf or in the service or on behalf of others, hire (x) in the case of the Buyer, any individual who is at the time of commencement of employment discussions between the Buyer or any of its Affiliates and such employee, is or at any time in the six months preceding the Closing Date was, an employee of the Seller or any of its Subsidiaries, other than the Acquired Companies or (y) in the case of the Seller, any of the individuals set forth on Section 9.13(b) of the Seller Disclosure Letter.  The foregoing shall not restrict the Parties or any of their respective Affiliates from hiring any employee who has been terminated by the other Party or any of its Subsidiaries for a period of at least six months prior to commencement of employment discussions between such Party or such Affiliate and such employee.

Section 9.14                Compensation Payment Obligations.  If reasonably requested by Seller, any compensation payment obligations of Seller or its Subsidiaries (other than the Acquired Companies) that are retained by Seller or any of such Subsidiaries, including (i) obligations set forth in Section 9.5 and Section 9.8 of this Agreement, (ii) obligations in respect of the termination and liquidation of the Fifth and Pacific Companies, Inc. 2005 Supplemental Executive Retirement Plan, as amended, account balances of the Acquired Company Employees as contemplated in Section 4.13(e) and Section 6.1 of the Seller Disclosure Letter and (iii) obligations in respect of any stock options or restricted stock units described in Sections 4.13(a)(57) through (87) of the Seller Disclosure Letter (the “Retained Compensation Obligations”), may, at any time after the Closing but during the TSA period, be satisfied by Seller or such Subsidiary by delivery to the Acquired Companies after the Closing of the amount of the applicable payment obligation, together with the employer portion of any employment Taxes and applicable unemployment insurance contributions related thereto.  If the Seller or any such Subsidiary determines to satisfy its payment obligations in the manner described in the preceding sentence, the Buyer shall cause the Acquired Companies to agree to cooperate with and assist the Seller and such Subsidiaries and to take all actions necessary to process such payment obligations through their payroll systems in a timely manner.  Nothing herein shall prohibit the Seller and such Subsidiaries from effecting any such payments immediately prior to but subject to the Closing, but no such payments shall be considered Cash and Cash Equivalents hereunder.

ARTICLE X

CONDITIONS

Section 10.1                Conditions to Each Party’s Obligation.  The respective obligation of each Party to effect the Stock Purchase is subject to the satisfaction or waiver by both the Seller and the Buyer on or before the Closing Date of each of the following conditions:

(a)                               Competition.  The approvals of the applicable Governmental Authorities set forth in Section 10.1(a) of the Seller Disclosure Letter shall have been obtained.

(b)                              No Orders; Violations of Law.  No Governmental Authority in the United States of America or Canada shall have issued any Order (that has not been vacated) or instituted after the date hereof any Law (that has not been repealed) that enjoins or otherwise prohibits consummation of the Stock Purchase or Pre-Closing Restructuring.

(c)                               Consent and Release Documentation.  The Seller shall have received the Consent and Release Documentation.

Section 10.2                Conditions to Obligations of the Buyer.  The obligations of the Buyer to effect the Stock Purchase are also subject to the satisfaction or waiver by the Buyer on or before the Closing Date of the following conditions:

(a)                               Representations and Warranties.  (i) The representations and warranties of the Seller set forth in Section 4.9(a) shall be true and correct in all respects at and as of the Closing Date, as though made on and as of such date, (ii) the Fundamental Representations of the Seller shall be true and correct in all respects (other than the representations set forth in (i) Section 4.7, which shall be true and correct except for any inaccuracies that are de minimis and (ii) Section 4.11, which shall be true and correct in all material respects), in each case, at and as of the Closing Date, as though made on and as of such date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date) and (iii) the representations and warranties of the Seller set forth in Article IV (other than the representations in Section 4.9(a) and the Fundamental Representations of the Seller) shall be true and correct in all respects at and as of the Closing Date, as though made on and as of such date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), unless the failure or failures of such representations and warranties in this clause (iii) to be true and correct in all respects would not have a Material Adverse Effect.  Solely for purposes of clause (iii) in the preceding sentence, qualifications as to “materiality,” or “Material Adverse Effect,” contained in such representations and warranties shall be disregarded (except for any such qualifications to the extent it qualifies an affirmative requirement to list specified items on a section of the Seller Disclosure Letter, as set forth in Section 4.10 (Material Contracts), the first sentence of Section 4.13(a) (Benefit Plans, Employees), the first sentence of Section 4.15(b) (Real Property) and the first sentence of Section 4.20 (Acquired Company Insurance Policies).

(b)                              Performance of Obligations.  The Seller shall have performed in all material respects all obligations required to be performed by it before the Closing Date under this Agreement.

(c)                               Officer’s Certificate.  At the Closing, the Buyer shall have received a certificate, signed by an executive officer of the Seller, certifying as to the matters set forth in Section 10.2(a) and Section 10.2(b).

(d)                             Deliveries by the Seller. At the Closing, the Seller shall have executed and delivered (or caused to be delivered) to the Buyer all of the items set forth under Section 3.2.

(e)                               Ancillary Agreements.  At the Closing, the Seller shall have executed and delivered to the Buyer all Ancillary Agreements to which the members of the Seller Group, either individually or collectively, are required to be a party.

(f)                                Pre-Closing Restructuring.  The Pre-Closing Restructuring shall have occurred as contemplated herein.

(g)                              Financing.  Seller shall have unconditionally and irrevocably offered to execute and deliver the Seller Debt Financing Documents as provided in Section 7.13.

Section 10.3                Conditions to Obligations of the Seller.  The obligation of the Seller to effect the Stock Purchase is also subject to the satisfaction or waiver by the Seller on or before the Closing Date of the following conditions:

(a)                               Representations and Warranties.  The representations and warranties of the Buyer set forth in this Agreement shall be true and correct in all respects, without regard to any “materiality” or “Buyer Material Adverse Effect” qualifications contained in them, as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), unless the failure or failures of such representations and warranties to be true and correct in all respects would not have a Buyer Material Adverse Effect.

(b)                              Performance of Obligations.  The Buyer shall have performed in all material respects all obligations required to be performed by it on or before the Closing Date under this Agreement.

(c)                               Officer’s Certificate.  At the Closing, the Seller shall have received a certificate, signed by an executive officer of the Buyer, certifying as to the matters set forth in Section 10.3(a) and Section 10.3(b).

(d)                             Deliveries by the Buyer. At the Closing, the Buyer shall have executed and delivered (or caused to be delivered) to the Seller all of the items set forth under Section 3.3.

(e)                               Ancillary Agreements.  At the Closing, the Buyer shall have executed and delivered to the Seller all Ancillary Agreements to which the Buyer is required to be a party.

Section 10.4                Frustration of Closing Conditions.  Neither the Seller, on the one hand, nor the Buyer, on the other hand, may rely, either as a basis for not consummating the Stock Purchase or for terminating this Agreement and abandoning the Stock Purchase, on the failure of any condition set forth in Section 10.1, Section 10.2 and Section 10.3, as the case may be, to be satisfied if such failure was materially contributed to by such party’s breach of any provision of this Agreement or failure to use its reasonable best efforts to consummate the Stock Purchase, as required by and subject to Section 6.5.

ARTICLE XI

INDEMNIFICATION

Section 11.1                Indemnification Obligations.

(a)                               Indemnification by the Buyer.  From and after the consummation of the Closing, subject to the limitations set forth in Section 11.3 herein, the Buyer shall, and shall cause each Acquired Company to, jointly and severally, indemnify, defend and hold harmless each member of the Seller Group and each of their respective Subsidiaries and Affiliates, and each of their respective directors, officers, employees, Representatives, agents, advisors, partners, members, shareholders, and their heirs, successors and permitted assigns (the “Seller Indemnitees”) from and against any and all claims, suits, actions, damages, losses, Liabilities, charges, penalties and expenses (including reasonable attorneys’ and other professionals’ fees and disbursements, unless such Seller Indemnitee is not entitled to the reimbursement of such amounts pursuant to Section 11.4), whether or not involving a Third-Party Claim (collectively, “Damages”) suffered by a Seller Indemnitee to the extent directly or indirectly arising out of, relating to or in connection with (i) the breach of any of the representations and warranties made by the Buyer in Article V (or in the certificate delivered pursuant to Section 10.3(c) with respect to such representations and warranties) as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except for representations and warranties expressly stated to relate to a specific date, in which case as of such date), (ii) any breach of any covenant made by the Buyer in this Agreement (other than Section 11.8) (or in the certificate delivered pursuant to Section 10.3(c) with respect to such covenants) or (iii) any Legal Action against any Seller Indemnitees solely to the extent directly and primarily arising out of or relating to the ownership, use or operation of the Business or the Acquired Companies, whether arising before or after the Closing, except to the extent Buyer is specifically entitled to indemnification in respect thereof pursuant to Section 11.1(b)).

(b)                              Indemnification by the Seller.  From and after the consummation of the Closing, subject to the limitations set forth in Section 11.3, the Seller shall indemnify, defend and hold harmless the Buyer and each of its Subsidiaries and Affiliates and its and their respective directors, officers, employees, Representatives, agents, advisors, partners, members, shareholders, and their heirs, successors and permitted assigns (including, following the Closing, the Acquired Companies and their respective Subsidiaries, directors, officers and employees) (the “Buyer Indemnitees”) from and against any and all Damages suffered by any Buyer Indemnitee to the extent directly or indirectly arising out of, relating to or in connection with (i) the breach of any of the representations and warranties made by the Seller in Article IV (other than Section 4.16) (or in the certificate delivered pursuant to Section 10.2(c) with respect to such representations and warranties) as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except for representations and warranties expressly stated to relate to a specific date, in which case as of such date); provided, that for the purposes of this clause (i), qualifications as to “materiality” or “Material Adverse Effect” contained in any of the representations or warranties made by the Seller in this Agreement (or in the certificate delivered pursuant to Section 10.2(c) with respect to such representations and warranties) shall be disregarded for determining whether a breach of such representations and warranties has occurred and in calculating any Damages resulting therefrom (except with respect to the following representations (and the certificate delivered pursuant to Section 10.2(c), to the extent related to such representations)): Section 4.8(a) (Financial Statements), Section 4.9(a) (Absence of Certain Changes) and any qualifications to the extent it qualifies an affirmative requirement to list specified items on a section of the Seller Disclosure Letter as set forth in Section 4.10 (Material Contracts), the first sentence of Section 4.13(a) (Benefit Plans, Employees), the first sentence of Section 4.15(b) (Real Property) and the first sentence of Section 4.20 (Acquired Company Insurance Policies), (ii) any breach of any covenant made by the Seller in this Agreement (or in the certificate delivered pursuant to Section 10.2(c) with respect to such covenants) (other than the covenants set forth in Section 7.12, Section 6.1(i) or Section 11.8), (iii) the Pre-Closing Restructuring and (iv) any Legal Action against any Buyer Indemnitees to the extent directly and primarily arising out of or relating to the ownership, use or operation of the Seller Business or the Seller Group, whether arising before or after the Closing.

Section 11.2                Limitations on Indemnification Obligations.

(a)                               Notwithstanding anything in this Agreement to the contrary, except with respect to claims under Section 11.1(a)(i) or Section 11.1(b)(i) for the failure of any Fundamental Representations made by Seller or Buyer to be true and correct, no indemnification claims for Damages shall be asserted by the Seller Indemnitees or the Buyer Indemnitees, respectively, under Section 11.1(a)(i) or Section 11.1(b)(i) unless any individual Damages or group or series of related Damages exceeds $25,000 (such individual Damages or group or series of related Damages that does not exceed $25,000, the “DeMinimis Damages”).

(b)                              Except with respect to claims under Section 11.1(b)(i) for the failure of any Fundamental Representations made by Seller to be true and correct, (i) the Seller shall not have any obligation to indemnify any Buyer Indemnitee pursuant to Section 11.1(b)(i) unless and until the aggregate amount of all such individual Damages incurred or sustained by all Buyer Indemnitees with respect to which the Buyer Indemnitees would otherwise be entitled to indemnification under Section 11.1(b)(i) (which shall not include for such purposes DeMinimis Damages) exceeds $2,250,000 (the “Deductible”), whereupon the Seller shall be liable for all Damages in excess of the Deductible, and (ii) the aggregate liability of the Seller to indemnify (or to cause to be indemnified) the Buyer Indemnitees for Damages under Section 11.1(b)(i) shall in no event exceed $22,500,000 (the “Cap”).  Notwithstanding anything to the contrary herein, the maximum amount payable by the Seller to all Buyer Indemnitees for Damages pursuant to Section 11.1(b) and Section 11.8 shall not exceed the sum of (A) the portion of the Purchase Price paid to the Seller pursuant to the Stock Purchase that is not funded by the Seller Debt Financing plus (B) the principal amount and any interest thereon paid by the Buyer to the Seller pursuant to the Seller Debt Financing.

(c)                               Except with respect to claims under Section 11.1(a)(i) for the failure of any Fundamental Representations made by Buyer to be true and correct, (i) the Buyer shall not have any obligation to indemnify (or to cause to be indemnified) any Seller Indemnitees pursuant to Section 11.1(a)(i) unless and until the aggregate amount of all individual Damages incurred or sustained by all Seller Indemnitees with respect to which the Seller Indemnitees are entitled to indemnification under Section 11.1(a)(i) (which shall not include for such purposes DeMinimis Damages) exceeds the Deductible, whereupon the Buyer shall be liable for all Damages in excess of the Deductible, and (ii) the aggregate liability of the Buyer to indemnify (or to cause to be indemnified) the Seller Indemnitees for Damages under Section 11.1(a)(i) shall in no event exceed an amount equal to the Cap.  Notwithstanding anything to the contrary herein, the maximum amount payable by Buyer to all Seller Indemnitees for Damages pursuant to this Agreement shall not exceed the sum of (A) the portion of the Purchase Price paid to the Seller pursuant to the Stock Purchase that is not funded by the Seller Debt Financing plus (B) the principal amount and any interest thereon paid by the Buyer to the Seller pursuant to the Seller Debt Financing.

Section 11.3                Additional Indemnity Limitations.

(a)                               Any Liability subject to indemnification pursuant to this Article XI shall be (i) net of Insurance Proceeds actually recovered by any Person entitled to indemnification pursuant to this Article XI (the “Indemnified Party”), (ii) net of any proceeds actually recovered by an Indemnified Party from any third party within two (2) years of the date on which the corresponding award of Damages was finally determined (“Third-Party Proceeds”) and (iii) reduced by any Tax benefit realized by the Indemnified Party in or prior to the taxable year in which the Liability subject to indemnification was incurred or paid, arising from the incurrence or payment of any such Liability.  If an Indemnified Party receives a payment required by this Agreement from any Person required to make such payment pursuant to this Article XI (the “Indemnifying Party”) in respect of any Damages (an “Indemnity Payment”) and subsequently receives Insurance Proceeds or Third-Party Proceeds, then the Indemnified Party shall pay to the Indemnifying Party an amount equal to the excess of the Indemnity Payment received over the amount of the Indemnity Payment that would have been due if the Insurance Proceeds or Third-Party Proceeds had been received, realized or recovered before the Indemnity Payment was made.

(b)                              Notwithstanding anything herein to the contrary, except to the extent such Damages are paid to a third party as part of a Third Party Claim in accordance herewith, (i) no party shall be liable to any Indemnified Party for treble, punitive or exemplary Damages and (ii) an indemnified party shall only be entitled to indirect, special or consequential damages (including lost revenues or profits, diminution of value or any damages based on any type of multiple) to the extent such Damages were reasonably foreseeable by the parties hereto as of the date hereof.

(c)                               No Party hereto shall be obligated to indemnify any other Person under this Article XI with respect to (i) any Damages with respect to any matter to the extent reflected and included in the Final Closing Statement, or (ii) any Damages for which notice of a Third Party Claim was not duly delivered prior to the applicable survival date pursuant to Section 11.5.

(d)                             Each of the Parties shall use its commercially reasonable efforts to mitigate any Damages that are indemnifiable hereunder (other than pursuant to Section 11.8) upon and after becoming aware of any event or condition that would reasonably be expected to give rise to such Damages; provided that such mitigation obligation shall not require such Party to (i) initiate a Legal Action, (ii) take any action that would reasonably be expected to have a materially adverse effect on the operation of its business, including divesting or selling any properties or assets, or disclosing any confidential and competitively sensitive information to any third party without customary and reasonable confidentiality protections or (iii) take any other action that would lead such Party to incur any material costs in order to mitigate Damages.

Section 11.4                Third-Party Claims.  Promptly after the receipt by the Indemnified Party of notice of the commencement of any Legal Action (other than a Contest or Specified Tax Matter) involving a third party (such Legal Action, a “Third-Party Claim”) such Indemnified Party shall, if a claim with respect thereto is to be made against any Indemnifying Party pursuant to Section 11.1, give such Indemnifying Party written notice of such Third-Party Claim in reasonable detail in light of the circumstances then known to such Indemnified Party; provided, that the failure of the Indemnified Party to provide such notice shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent that such failure to give notice shall materially prejudice any defense or claim available to the Indemnifying Party.  The Indemnifying Party shall be entitled to assume the defense of any Third-Party Claim with counsel reasonably satisfactory to the Indemnified Party, at the Indemnifying Party’s sole expense, if the

Indemnifying Party gives notice to the Indemnified Party that it will indemnify the Indemnified Party from and against any Damages arising therefrom (subject to the limitations herein) without any reservation of right.  If the Indemnifying Party assumes the defense of any Third-Party Claim: (i) it shall within thirty (30) days (or sooner, if the nature of the Third Party Claim so requires) of receipt of the foregoing notice (the “Dispute Period”) notify the Indemnified Party of its intent to do so, (ii) it shall not settle or compromise such Third-Party Claim without the prior written consent of the Indemnified Party unless (A) the settlement or compromise does not entail any admission of liability on the part of any Indemnified Party, (B) the settlement or compromise includes an unconditional release of each Buyer Indemnitee or Seller Indemnitee, as applicable, reasonably satisfactory to the Indemnified Party, from all Damages with respect to such Third-Party Claim, and (C) the settlement or compromise is solely for monetary damages that will be promptly paid in full by the Indemnifying Party and (iii) the Indemnified Party shall have the right (but not the obligation) to participate in the defense of such Third-Party Claim and to employ, at its own expense, counsel separate from counsel employed by the Indemnifying Party; provided, that the reasonable fees, costs and expenses of such counsel shall be at the expense of the Indemnifying Party if both are named parties to the proceedings and the Indemnified Party shall have reasonably concluded that representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them.  If the Indemnifying Party does not undertake within the Dispute Period to defend against any Third-Party Claim, then the Indemnified Party will be entitled to assume such defense, at the sole cost and expense of the Indemnifying Party (which cost is a Damage subject to the limitations in this Article XI).  The Indemnified Party shall not settle any Third-Party Claim, unless such settlement is consented to in writing by the Indemnifying Party (which such consent shall not be unreasonably withheld, conditioned or delayed), and if any such Third Party Claim is settled without the consent of the Indemnifying Party (where such consent has not been unreasonably withheld, conditioned or delayed), the Indemnified Party shall be deemed to have waived any right to indemnity therefor hereunder unless the Indemnifying Party subsequently consents in writing.  Each Party shall reasonably cooperate, and cause their respective Affiliates to reasonably cooperate, in the defense or prosecution of any Third-Party Claim.  Notwithstanding anything to the contrary in the foregoing, the Indemnifying Party shall not be entitled to assume the defense of any Third-Party Claim (and the Indemnified Party shall control such defense) if and to the extent (i) the claim is by a Person that has a material business relationship with the Acquired Companies (but not with the Seller), (ii) the claim seeks injunctive relief against the Indemnified Party, (iii) the claim is criminal in nature, (iv) if the Indemnified Party has been advised by counsel that (A) there are one or more legal or equitable defenses available to it with a reasonable prospect of success which are not available to the Indemnifying Party or (B) there exists a reasonable likelihood of a conflict of interest between the Indemnified Party and the Indemnifying Party; (v) the Indemnifying Party elected to conduct such Third-Party Claim and then failed to conduct or withdrew from the Third-Party Claim or (vi) if the Damages with respect to such claim would be subject to the Cap, the claim has a reasonable likelihood of resulting in Damages that would exceed the balance remaining under the Cap.  Any consent to be given by a Buyer Indemnitee under this Section 11.4 shall be given by the Buyer acting on behalf of such Buyer Indemnitee and any consent to be given by a Seller Indemnitee under this Section 11.4 shall be given by the Seller acting on behalf of such Seller Indemnitee.

Section 11.5                Survival.  The representations and warranties contained in this Agreement, any Ancillary Agreement, and any agreement, certificate or other instrument delivered pursuant hereto or thereto shall survive until the date that is 18 months after the Closing Date, except for the Fundamental Representations and the representations and warranties set forth in Section 4.13 (Benefit Plans; Employees) and Section 4.16 (Taxes), which shall in each case survive until the date that is sixty (60) days following the expiration of the applicable statute of limitations, as the same may be waived or extended.  Claims for indemnification under this Agreement for any failure to perform in breach of any covenant in this Agreement that by its terms requires performance prior to Closing (other than the covenants in Article IX, Section 6.1(i) or Section 11.8, which shall survive until the date that is sixty (60) days following the expiration of the applicable statute of limitations, as the same may be waived or extended) shall survive the Closing for a period of eighteen (18) months following the Closing Date and shall expire immediately thereafter.  Claims for indemnification under this Agreement for any failure to perform in breach of any covenant in this Agreement that by its terms requires performance following the Closing shall survive the Closing in accordance with its terms and if no such term is specified, indefinitely.  Claims for indemnification under this Agreement pursuant to Section 11.1(a)(iii), Section 11.1(b)(iii) and Section 11.1(b)(iv) shall survive indefinitely.

Section 11.6                Indemnity Payments.  Any indemnity payments under Section 11.1 or Section 11.8 shall be treated by the Parties for federal, provincial, state and local income tax purposes (whether foreign or domestic) as purchase price adjustment, except to the extent that a contrary treatment is required by applicable Law or pursuant to the good faith resolution of a Contest or Specified Tax Matter.

Section 11.7                Exclusive Remedy.  Notwithstanding anything to the contrary in this Agreement, from and after the Closing, indemnification pursuant to the provisions of this Article XI shall be the sole and exclusive remedy of any Party and each of its respective Affiliates (including, in the case of the Buyer after the Closing, the Acquired Companies) for any misrepresentation or the failure of any representation and warranty to not be true and correct, or any breach of any covenant or other provision or agreement contained in this Agreement or any agreements entered into to effectuate the Pre-Closing Restructuring and for any and all other claims arising under, out of or related to this Agreement or any agreements entered into to effectuate the Pre-Closing Restructuring, the negotiation or execution hereof, or the transactions contemplated by this Agreement or any agreements entered into to effectuate the Pre-Closing Restructuring (in each case other than, for the avoidance of doubt, the Seller Debt Financing), and no Party or any of its respective Affiliates (including, in the case of the Buyer after the Closing, the Acquired Companies) shall have any other entitlement, remedy or recourse, at law or in equity, whether in contract, tort or otherwise, it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the Parties, on behalf of themselves and their respective Affiliates (including, in the case of the Buyer after the Closing, the Acquired Companies), to the fullest extent permitted by Law; provided, that nothing in this Section 11.7 shall limit the right of any Party to (a) specific performance or injunctive relief pursuant to Section 13.13, (b) any Purchase Price adjustment claims made pursuant to Section 2.4, (c) any claims pursuant to Section 7.5, (d) any claims of the Parties as expressly contemplated by the Ancillary Agreements or the Seller Debt Financing Documents (and then only to the extent of the specific obligations undertaken by each such named party in the

Ancillary Agreements or the Seller Debt Financing Documents) or (e) any claims against a Party for its Fraud.

Section 11.8                Tax Matters.

(a)                               Indemnification by the Buyer.  From and after the Closing, subject to the limitations set forth in Section 11.3, the Buyer shall be liable for and pay, and shall indemnify the Seller Indemnitees against, any and all Damages arising out of (i) Taxes of the Seller Group attributable to any action by Buyer or any of its Affiliates on the Closing Date but after the Closing that is outside the ordinary course of business and not contemplated by this Agreement (a “Buyer Tax Act”), (ii) Taxes of the Buyer and its Affiliates (other than the Acquired Companies) for any taxable period (other than as a transferee or successor of an Acquired Company), (iii) a breach by the Buyer of any covenant in Section 11.8 and (iv) the Buyer’s portion of any transfer Taxes pursuant to Section 11.8(i).

(b)                              Indemnification by the Seller.  From and after the Closing, subject to the limitations set forth in Section 11.3, the Seller shall be liable for and pay, and shall indemnify the Buyer Indemnitees against, any and all Damages arising out of (i) (A) Taxes of any Acquired Company for taxable periods (or portions thereof) ending on or before the Closing Date (“Pre-Closing Taxes”) and (B) Taxes of the Seller and its Affiliates (other than the Acquired Companies) for any taxable period and (ii) without duplication, (A) Taxes of any member of an affiliated, consolidated, combined or unitary group of which an Acquired Company is or was a member on or prior to the Closing Date by reason of Liability under Regulations Sections 1.1502-6 or 1.1502-78 or a comparable provision of foreign, state or local Tax Law, (B) the failure of any of the representations or warranties contained in Section 4.16 to be true and correct (determined without regard to any qualification related to “materiality” or “Material Adverse Effect” contained therein), (C) breaches by the Seller of any covenant in Section 6.1(i) or Section 11.8 (including, for the avoidance of doubt, any and all Damages with respect to Tax deductions or similar Tax assets as a result of a breach by the Seller of Section 4.16(m) or Section 11.8(h) or (m)), (D) Taxes attributable to the Pre-Closing Restructuring and (E) Taxes attributable to the Approved Restructuring in excess of amounts that would have been incurred in the absence of such Approved Restructuring.  Notwithstanding the foregoing, (w) without duplication of Section 11.3(c)(i), the Seller shall not be obligated to indemnify the Buyer Indemnitees under this Section 11.8(b) with respect to any Tax liabilities to the extent reflected and included in the Final Closing Statement, (x) for the avoidance of doubt, the Seller shall not indemnify and hold harmless the Buyer Indemnitees pursuant to this Section 11.8(b) against any Damages arising out of any Taxes that are attributable to any Buyer Tax Act or to any breach by the Buyer of any covenant in Section 11.8, (y) for purposes of this Section 11.8(b), Taxes shall include the amount of Taxes that would have been paid but for the application of any credit or net operating loss or capital loss deduction attributable to any taxable period (or portion thereof) beginning after the Closing Date and (z) if an Asset Acquisition Election is not made, the Seller’s aggregate payment obligations under Sections 11.8(e)(i) and (ii) and this Section 11.8(b) shall be reduced, but not below zero, by the amount of any Tax savings realized by the Buyer Indemnitees in the taxable year beginning immediately after the Closing Date, as a result of any deductions or credits attributable to the payment or exercise of stock options or restricted stock units described in Sections 4.13(a)(57) through (87) of the Seller Disclosure Letter.

(c)                               Tax Indemnification Procedures.

(i)                                  After the Closing, each Party shall promptly notify the other Party in writing of any demand, claim or notice of the commencement of an audit received by such Party from any Governmental Authority or any other Person with respect to Taxes for which such other Party is liable pursuant to Section 11.8(a) or Section 11.8(b); provided, however, that a failure to give such notice will not affect such other Party’s rights to indemnification under this Article XI, except to the extent that such Party is actually and materially prejudiced thereby.  Such notice shall contain factual information (to the extent known) describing the asserted Tax liability and shall include copies of the relevant portion of any notice or other document received from any Governmental Authority or any other Person in respect of any such asserted Tax liability.

(ii)                              Payment by an indemnitor of any amount due to an indemnitee under Section 11.8 shall be made within fifteen (15) days following written notice by the indemnitee that payment of such amounts to the appropriate Governmental Authority or other applicable Person is due by the indemnitee; provided, that the indemnitor shall not be required to make any payment earlier than five (5) Business Days before it is due to the appropriate Governmental Authority or other applicable Person. In the event the indemnitor fails to timely make such payment, the indemnitor shall be required to pay the indemnitee interest at the applicable statutory rate for underpayment of Taxes with respect to the amount of such Tax from the date the payment was required to be made until the date the indemnitor actually pays such amount to the indemnitee.

(iii)                          All amounts required to be paid pursuant to this Section 11.8 shall be paid promptly in immediately available funds by wire transfer to a bank account designated by the indemnified party.

(d)                             Tax Audits, Contests and Specified Tax Matters; Cooperation.

(i)                                  The Seller shall control the conduct, through counsel or an advisor of its own choosing at its own expense, of any inquiry, claim, assessment, audit, claim for refund or administrative or judicial proceeding involving any asserted Tax liability or refund of Taxes with respect to the Acquired Companies (other than the matters set forth on Section 6.1(i)(2) of the Seller Disclosure Letter (the “Specified Tax Matters”)) (each, a “Contest”) relating to taxable periods ending on or before the Closing Date (“Pre-Closing Taxable Periods”), the Seller shall keep the Buyer reasonably informed with respect to the commencement, status and nature of any such Contest (other than any such Contest that relates to a consolidated, unitary or combined Tax Return with respect to a jurisdiction where an Asset Acquisition Election is made), and the Seller shall be able to settle, compromise and/or concede such Contest in its sole discretion unless such settlement, compromise or concession could reasonably be expected to materially and adversely affect the Buyer or any of its Affiliates (including any of the Acquired Companies) in a taxable period (or portion thereof) beginning after the Closing Date, in which case the Seller shall not settle, compromise or concede such Contest (or applicable portion thereof) without the Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed).  In addition, the Seller shall control the conduct, through counsel or an advisor of its own choosing at its own expense, of the Specified Tax Matters, and the Buyer or its accountants will be kept timely informed and will receive copies of all correspondence, notices or filings with respect to the

Specified Tax Matters. The Seller shall take all actions in the manner as set forth in Section 6.1(i)(2) of the Seller Disclosure Letter.

(ii)                              The Buyer shall control the conduct, through counsel or an advisor of its own choosing at its own expense, of any Contest relating to a Straddle Period (a “Straddle Period Contest”); provided, however, that (A) the Buyer shall keep the Seller fully and timely informed with respect to the commencement, status and nature of any such Straddle Period Contest, (B) the Buyer shall, in good faith, allow the Seller to make comments to the Buyer regarding the conduct of or positions taken in any such Straddle Period Contest, (C) the Buyer shall provide the Seller copies of all correspondence, notices and other written material received from any Governmental Authority with respect to such Contest and shall otherwise keep the Seller apprised of all substantive developments with respect to such Contest, (D) the Buyer shall provide the Seller with a copy of, and an opportunity to review and comment on, all submissions made to a Governmental Authority in connection with such Contest, (E) the Seller shall have the right to participate in such Straddle Period Contest at its own expense, (F) the Buyer shall not settle, compromise or concede such Straddle Period Contest (or portion thereof) without the prior written consent of the Seller, which consent shall not be unreasonably withheld, conditioned or delayed, and (G) with the written consent of the Buyer in its sole discretion, the Seller shall have the right to assume control of such Contest but shall not be able to settle, compromise and/or concede such Contest (or portion thereof) without the written consent of the Buyer not to be unreasonably withheld, conditioned or delayed.

(iii)                          From and after the Closing, the Seller and the Buyer shall, and the Buyer shall cause each Acquired Company to, furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to books and records) and assistance relating to the Acquired Companies as is reasonably requested for the filing of any Tax Returns and the preparation, prosecution, defense or conduct of any Contest or Specified Tax Matter.  The Seller and the Buyer shall, and the Buyer shall cause each Acquired Company to, reasonably cooperate with each other in the conduct of any Contest, Specified Tax Matter or other proceeding involving or otherwise relating to the Acquired Companies (or their income or assets) with respect to any Tax and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 11.8(d)(iii).  Any information obtained under this Section 11.8(d)(iii) shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or in the conduct of a Contest, Specified Tax Matter or other Tax proceeding.

(iv)                          From and after the Closing, each of the Buyer and the Acquired Companies shall (a) use its reasonable efforts to properly retain and maintain the Tax and accounting records of the Acquired Companies that relate to Pre-Closing Taxable Periods or Straddle Periods for seven (7) years and shall thereafter provide the Seller with ninety (90) days’ written notice prior to any destruction, abandonment or disposition of all or any portions of such records, (b) transfer such records to the Seller upon its written request prior to any such destruction, abandonment or disposition and (c) allow the Seller and its Affiliates and their respective agents and representatives, at times and dates reasonably and mutually acceptable to the Parties, to from time to time inspect and review such records as the Seller may deem necessary or appropriate; provided, however, that in all cases, such activities are to be conducted by the Seller during normal business hours.  Any information obtained under this

Section 11.8(d)(iv) shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or in the conduct of a Contest, Specified Tax Matter or other Tax proceeding.

(v)                              In the event of a conflict between this Section 11.8(d) and Section 11.4, this Section 11.8(d) will control.

(e)                               Preparation of Tax Returns and Payment of Taxes.

(i)                                  The Seller at the Seller’s expense shall prepare (or cause to be prepared) and timely file (or cause to be timely filed) all Tax Returns that are required to be filed by or with respect to the Acquired Companies for Pre-Closing Taxable Periods.  The Seller shall be responsible for the payment of any Taxes due in connection with the filing of such Tax Returns (and, to the extent that Taxes are payable by an Acquired Company, shall remit such Taxes to such Acquired Company for payment to the relevant taxing authority prior to the due date of the applicable Tax Return), except in each case to the extent reflected and included in the Final Closing Statement.  The Seller shall prepare all such Tax Returns that are non-income Tax Returns in accordance with past practices (unless otherwise required by applicable Law).  The Seller shall submit all such Tax Returns with respect to jurisdictions where an Asset Acquisition Election is not made (or, in the case of any such consolidated Tax Return, the portion of such consolidated Tax Return that relates to the Acquired Companies) to the Buyer for its review and comment at least ten (10) days prior to the date on which such Tax Return is due.  No Tax Returns subject to this Section 11.8(e)(i) shall be filed without the Buyer’s approval (such approval not to be unreasonably withheld, conditioned or delayed) if the filing of such Tax Return could reasonably be expected to materially and adversely affect the Buyer or any of its Affiliates (including any of the Acquired Companies) in a taxable period (or portion thereof) beginning after the Closing Date.

(ii)                              With respect to Tax Returns that are required to be filed by or with respect to the Acquired Companies for Straddle Periods (“Straddle Returns”), the Buyer shall prepare (or cause to be prepared) and file (or cause to be filed) such Straddle Returns in a manner consistent with the past practice of the Acquired Companies (unless otherwise required by applicable Law), and the Seller shall be responsible for the Pre-Closing Taxes due in respect of such Straddle Returns, except to the extent reflected and included in the Final Closing Statement.  The Buyer shall notify the Seller of any amounts due from the Seller in respect of any such Straddle Return no later than five (5) Business Days prior to the date on which such Straddle Return is due, and the Seller shall, notwithstanding any dispute between the Parties, remit such payment to the Buyer no later than one (1) Business Day prior to the date such Straddle Return is due.  In the event that the Seller fails to timely make such payment, the Seller shall be required to pay the Buyer interest at the applicable statutory rate for underpayment of Taxes with respect to the amount of such Tax from the date the payment was required to be made until the date the Seller actually pays such amount to the Buyer.  No payment pursuant to this Section 11.8(e)(ii) shall excuse the Seller from its indemnification obligations pursuant to Section 11.8(b) if the amount of Taxes as ultimately determined (on audit or otherwise) for the periods covered by such Straddle Returns that are the responsibility of the Seller exceeds the amount of the Seller’s payment under this Section 11.8(e)(ii).  The Buyer shall deliver any such Straddle Return to the

Seller for its review and approval (such approval not to be unreasonably withheld, conditioned or delayed) at least ten (10) days prior to the date on which such Straddle Return is due.

(iii)                          If the Buyer or the Seller disputes any item on a Tax Return delivered by the other Party pursuant to either Section 11.8(e)(i) or Section 11.8(e)(ii), it shall notify the other Party of such disputed item (or items) and the basis for its objection no later than seven (7) days after delivery by such other Party of such Tax Return to the disputing Party.  The Parties shall act in good faith to resolve any such dispute prior to the date on which the relevant Tax Return is required to be filed.  If the Parties cannot resolve any disputed item within fifteen (15) days of notification of such disputed item, the item in question shall be resolved by the Accounting Firm.  The fees and expenses of the Accounting Firm shall be borne equally by the Seller and the Buyer.  The Seller and the Buyer shall use commercially reasonable efforts to cause the Accounting Firm to render a written report resolving the matters submitted to the Accounting Firm within thirty (30) days of the receipt of such submission; provided, however, that to the extent a Tax Return must be filed prior to the resolution of such disputed item, the Tax Return shall be filed as prepared by the other Party but the Parties will file an amended Tax Return to reflect the decisions of the Accounting Firm.

(iv)                          Neither the Buyer nor any of its Affiliates shall (or shall cause or permit the Acquired Companies to) amend, refile or otherwise modify any Tax Return relating in whole or in part to the Acquired Companies with respect to any Pre-Closing Taxable Period (or with respect to any Straddle Period), without the written consent of the Seller, which consent (A) with respect to Tax Returns for Pre-Closing Taxable Periods, may be withheld in the sole discretion of the Seller and (B) with respect to Straddle Returns, shall not be unreasonably withheld, conditioned or delayed.  Notwithstanding the foregoing, if a Tax Return must be amended as a result of and based upon the resolution of a Contest or Specified Tax Matter, the Buyer agrees to amend such Tax Return solely to reflect the resolution of such Contest or Specified Tax Matter, and the Seller shall not withhold its consent to such amendment.

(f)                                Straddle Periods; Certain Deductions.  For purposes of this Agreement, in the case of any Taxes of the Acquired Companies that are payable with respect to any Tax period that begins on or before and ends after the Closing Date (a “Straddle Period”), the portion of any such Taxes that constitutes Pre-Closing Taxes shall: (i) in the case of Taxes that are either (x) based upon or related to income or receipts, or (y) imposed in connection with any sale, transfer or assignment or any deemed sale, transfer or assignment of property (real or personal, tangible or intangible), be deemed equal to the amount that would be payable if the Tax year or period ended on the Closing Date; and (ii) in the case of Taxes (other than those described in clause (i) above) that are imposed on a periodic basis with respect to the business or assets of the Acquired Companies or otherwise measured by the level of any item, be deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding Tax period) multiplied by a fraction the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period.  For purposes of clause (i) of the preceding sentence, any exemption, deduction, credit or other item (including, without limitation, the effect of any graduated rates of Tax to ensure that the Tax rate applicable to the overall Straddle Period is given effect to both portions of the Straddle Period) that is calculated on an annual basis shall be allocated to the portion of the Straddle Period ending on the Closing Date on a pro rata basis determined by multiplying the total amount of such item allocated to the Straddle Period times a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period.  In the case of any Tax based upon or measured by capital (including net worth or long-term debt) or intangibles, any amount thereof required to be allocated under this Section 11.8(f) shall be computed by reference to the level of such items on the Closing Date. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with past practice of the Acquired Companies, to the extent applicable.

(g)                              Refunds.

(i)                                  If an Acquired Company is entitled to claim a refund from a Governmental Authority of Taxes in respect of any taxable period (or portion thereof) ending on or before the Closing Date or any other Taxes as to which the Seller is responsible to indemnify pursuant to Section 11.8(b), it shall promptly notify the Seller of the availability of such refund claim and, upon the Seller’s request and at the Seller’s expense, shall make a timely claim to such Governmental Authority for such refund.  The Seller will be entitled to any credits in lieu of refunds and refunds of Taxes in respect of any taxable period (or portion thereof) ending on or before the Closing Date or any other Taxes as to which the Buyer Indemnitees have been indemnified by the Seller pursuant to Section 11.8(b) (in each case, (w) including pursuant to a claim for refund made pursuant to the preceding sentence, (x) including interest received thereon from the applicable Governmental Authority, (y) except to the extent such Taxes (and any interest) are reflected and included in the Final Closing Statement and (z) reduced by any Taxes and reasonable out-of-pocket expenses attributable to the receipt or realization of such refunds or credits).  The Buyer shall cause such refund or the amount of such credit to be paid to the Seller promptly after it is received or applied against any Tax Liability which relates to a taxable period (or the portion of a Straddle Period) that begins after the Closing Date.  To the extent a refund or credit against Taxes that gave rise to a payment hereunder is subsequently disallowed or otherwise reduced, the Seller shall pay to the Buyer the amount of such disallowed or reduced refund or credit against Taxes, plus any penalties, interest or other charges imposed by the relevant Governmental Authority with respect thereto.

(ii)                              Except as provided in Section 11.8(g)(i), the Acquired Companies will be entitled to any credits and refunds (including any interest received thereon) in respect of any federal, state, provincial, local or foreign Tax Liability of the Acquired Companies.

(h)                              Section 336 and 338 Elections.

(i)                                  At the request of the Buyer, the Seller shall join with the Buyer in making an election under Section 338(h)(10) of the Code and the Regulations and any corresponding or similar elections under state or local Tax Law with respect to the actual or constructive purchase and sale hereunder of the Capital Stock of Lucky and all other Acquired Companies organized in the United States (collectively, the “Section 338(h)(10) Election”).  Any such request shall be made by the Buyer no later than one hundred and fifty (150) days after the Closing Date. In the event the Buyer does not request that the Seller join in making any Section 338(h)(10) Election, the remainder of the provisions of this Section 11.8(h)(i) shall not apply. If a Section 338(h)(10) Election is to be made, the Buyer will prepare and timely file the IRS Form 8023 (or successor form) and any similar state or local forms (collectively, the “Section 338(h)(10) Forms”) with the applicable Governmental Authority, and the Buyer will provide the Seller with a copy of such filing. The Seller shall execute (or cause to be executed) and deliver to the Buyer the Section 338(h)(10) Forms and any other documents or forms as are necessary to effect and preserve the Section 338(h)(10) Election at least forty-five (45) days prior to the date such Section 338(h)(10) Election is required to be filed.

(ii)                              At the request of the Buyer, (x) the Seller and the Acquired Companies shall enter into a written, binding agreement to make an election under Section 336(e) of the Code and the Regulations and any corresponding or similar elections under state or local Tax Law with respect to the actual or constructive purchase and sale hereunder of the Capital Stock of Lucky and all other Acquired Companies organized in the United States (collectively, the “Section 336(e) Election”) and (y) the Seller shall timely make the Section 336(e) Election in accordance with Section 1.336-2(h) of the Regulations (and any corresponding provisions of state or local Tax Law) and provide the Acquired Companies with a copy of such election on or before the due date of Seller’s consolidated federal income Tax Return for the taxable period that includes the Closing Date.  The Seller shall promptly provide the Buyer with a copy of each such filed Section 336(e) Election.  Any request for a Section 336(e) Election shall be made by the Buyer no later than no later than one hundred and fifty (150) days after the Closing Date.  The parties shall cooperate with each other to take all actions necessary and appropriate (including filing forms, returns, elections, schedules and other documents as may be required) to effect and preserve timely elections in accordance with Section 336(e) of the Code and the Regulations promulgated thereunder (or any comparable provisions of state or local Tax Law) or any successor provisions.

(iii)                          If the Buyer makes an election under Section 338(g) of the Code and the Regulations and any corresponding or similar elections under state or local Tax Law with respect to the actual or constructive purchase and sale hereunder of the Capital Stock of any Acquired Company organized outside the United States (collectively, the “Section 338(g) Election”, and together with any Section 338(h)(10) Election or Section 336(e) Election, the “Asset Acquisition Election”), the Buyer shall promptly so notify the Seller.

(iv)                          If an Asset Acquisition Election is to be made, the Buyer shall prepare a draft IRS Form 8883 (or successor form and any similar state, local or foreign forms) allocating the “aggregate deemed sales price” or “aggregate deemed asset disposition price,” as applicable, with respect to the assets of the Acquired Companies  in accordance with Sections 336(e) or 338 of the Code and the Regulations or comparable provisions for state or local Tax Law and shall revise such allocation as required by applicable Tax Law so as to report any matters that need updating (including Purchase Price adjustments, if any) (as revised, the “Form 8883”).  The Buyer shall forward the draft Form 8883 to the Seller, and the Seller shall have thirty (30) days to review the draft Form 8883 (from the date of the last revision) and shall notify the Buyer of any dispute with respect to the draft Form 8883.  If the Seller objects to the draft Form 8883, the Parties shall act in good faith to resolve any such dispute prior to the due date of the Asset Acquisition Election.  If the Seller does not timely object to the draft Form 8883, or upon resolution of the disputed items by the Parties, the draft Form 8883 shall become a “Final Form 8883.”  If the Parties cannot resolve any disputed item, the item in question shall be resolved by the Accounting Firm.  The Parties shall act in good faith to cause the Accounting Firm to deliver a Final Form 8883 within thirty (30) days after such submission, and the fees and expenses of the Accounting Firm shall be borne equally by the Seller and the Buyer.  Any Form 8883 delivered by the Accounting Firm shall be a Final Form 8883.  The Parties shall (i) be bound by all Final Forms 8883 for purposes of determining any Taxes and (ii) prepare and file their Tax Returns on a basis consistent with the Final Forms 8883; provided, however, that nothing contained herein shall prevent the Buyer or the Seller from settling any proposed deficiency or adjustment by any Tax authority based upon or arising out of the allocation in any Final Form 8883, and neither the Seller nor the Buyer shall be required to litigate before any court, any proposed deficiency or adjustment by any Tax authority challenging such allocation.  No later than fifteen (15) days prior to the date such Forms 8883 and any related documentation are required to be filed under the applicable Laws, the Seller shall deliver to the Buyer a copy of the Final Form 8883 with respect to the Acquired Companies that will be included with the Seller’s consolidated federal income tax return for the taxable period that includes the Closing Date.

(v)                              The Buyer and the Seller shall file, and shall cause their Affiliates to file, all Tax Returns and statements, forms and schedules in connection therewith in a manner consistent with the Asset Acquisition Election and the Allocation Statement and shall take no position contrary thereto unless required to do so by applicable Tax Laws or pursuant to the good faith resolution of a Contest or Specified Tax Matter.

(i)                                  Conveyance Taxes.  All sales, use, value added, transfer, stamp, registration, documentary, excise, real property transfer, or similar Taxes incurred as a result of the Stock Purchase shall be borne by the Buyer.  The Buyer shall file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by applicable Law, the Parties will, and will cause their Affiliates to, join in the execution of any such Tax Returns and all required change of ownership and similar statements.

(j)                                  Termination of Tax Allocation Agreements.  Any and all Tax allocation or sharing agreements or other agreements or arrangements relating to Tax matters (other than the Transition Services Agreement) between any of the Acquired Companies, on the one hand, and any other Person (including the Seller or any of its Affiliates), on the other hand, shall be terminated as to the Acquired Companies prior to the Closing Date and, from and after the Closing Date, neither the Buyer nor any of the Acquired Companies shall be obligated to make any payment pursuant to any such agreement or arrangement for any taxable period.

(k)                              Tax Elections.  From and after the Closing Date, the Buyer shall not, and shall cause each Acquired Company not to, without the prior consent of the Seller (which may, in its sole and absolute discretion, withhold such consent), make, cause or permit to be made any Tax election (other than the Asset Acquisition Election contemplated in Section 11.8(h) or an election that constitutes part of a Tax Return described in Section 11.8(e)(i) or Section 11.8(e)(ii) or adopt or change any method of accounting, in each case that is effective on or before the Closing Date.

(l)                                  FIRPTA Certificate.  The Seller shall deliver to the Buyer at the Closing a certificate, in compliance with Regulations Section 1.1445-2, certifying that the transactions contemplated hereby are exempt from withholding under Section 1445 of the Code.

ARTICLE XII

TERMINATION, AMENDMENT AND WAIVER

Section 12.1                Termination by Mutual Consent.  This Agreement may be terminated at any time before the Closing Date by mutual written consent of the Buyer and the Seller.

Section 12.2                Termination by Either the Buyer or the Seller.  This Agreement may be terminated by either the Buyer or the Seller at any time before the Closing Date:

(a)                               if the Stock Purchase has not been consummated by June 9, 2014 (the “Termination Date”).  Notwithstanding the foregoing, the right to terminate this Agreement under this Section 12.2(a) shall not be available to any Party whose breach of any covenant or agreement of this Agreement has materially contributed to, or resulted in, the failure to consummate the Stock Purchase by such date;

(b)                              if any Order of any court of competent jurisdiction in the United States of America or Canada permanently enjoins or otherwise prohibits consummation of the Stock Purchase, and such Order has become final and nonappealable; provided, that the right to terminate this Agreement under this Section 12.2(b) shall not be available to any Party to this Agreement whose breach of this Agreement has materially contributed to or resulted in, the imposition of such Order; or

(c)                               if any Governmental Authority in the United States of America or Canada institutes after the date hereof any Law (that has not been repealed) that prohibits consummation of the Stock Purchase.

Section 12.3                Termination by the Buyer.  This Agreement may be terminated by the Buyer at any time before the Closing Date if the Seller breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition to Closing set forth in Section 10.1(a) or Section 10.1(b) and (ii) if curable, has not been cured by the Seller within the earlier of (x) ten (10) Business Days after the Seller’s receipt of written notice of such breach from the Buyer and (y) one (1) Business Day prior to the Termination Date, but in each case only so long as the Buyer is not then in breach of representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition to Closing set forth in Section 10.3(a) or Section 10.3(b).

Section 12.4                Termination by the Seller.  This Agreement may be terminated by the Seller at any time before the Closing Date:

(a)                               if the Buyer breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition to Closing set forth in Section 10.3(a) or Section 10.3(b); and (ii) if curable, has not been cured by the Buyer within the earlier of (i) ten (10) Business Days after the Buyer’s receipt of written notice of such breach from the Seller and (ii) one (1) Business Day prior to the Termination Date, but in each case only so long as the Seller is not then in breach of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition to Closing set forth in Section 10.2(a) or Section 10.2(b); or

(b)                              if all conditions to the Closing set forth in Section 10.1 and Section 10.2 have been satisfied (other than any condition the failure of which to be satisfied has been materially contributed to by the breach of this Agreement by the Buyer or any of its Affiliates and other than conditions that, by their nature, are to be satisfied at the Closing and which were, at the time of termination, capable of being satisfied) and the Buyer has failed to consummate the Closing when otherwise required pursuant to Section 3.1.

Section 12.5                Effect of Termination.  If this Agreement is terminated pursuant to this Article XII, it shall become void and of no further force and effect, with no liability on the part of any Party; except that (a) if such termination results from the Willful Breach by any Party of this Agreement, then such Party shall be fully liable for any Damages incurred or suffered by the other Party as a result of such Willful Breach and (b) Section 6.9, Section 7.2, Section 7.12(d), this Section 12.5, Article XIII and the Confidentiality Agreement shall survive any termination of this Agreement.

ARTICLE XIII

MISCELLANEOUS

Section 13.1                Interpretation.  Unless the express context otherwise requires:

(a)                               the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b)                              terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c)                               references herein to a specific Section , Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;

(d)                             wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(e)                               references herein to any gender shall include each other gender;

(f)                                references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, that nothing contained in this Section 13.1 is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(g)                              references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(h)                              with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding;”

(i)                                  the word “or” shall be disjunctive but not exclusive;

(j)                                  references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder;

(k)                              references herein to any Contract mean such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof;

(l)                                  the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the Parties;

(m)                          with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence;

(n)                              if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day; and

(o)                              references herein to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement.”

Section 13.2                Governing Law.  This Agreement, and any Legal Action (whether in contract or tort) arising out of or relating to this Agreement, or the negotiation, execution or performance of this Agreement (including any cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter this Agreement), shall be governed by, and construed in accordance with, the Laws of the State of New York, without regard to conflict of law principles thereof that would give effect to laws of another jurisdiction.

Section 13.3                Submission to Jurisdiction; Service.  Subject to Section 13.13, and except for any arbitration brought pursuant to Section 2.4 or Section 7.5, each Party (on behalf of itself and its Affiliates) (a) irrevocably and unconditionally submits to the personal jurisdiction of the state and federal courts located in New York, New York, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that any Legal Actions arising in connection with this Agreement or the transactions contemplated by this Agreement shall be brought, tried and determined only in the state or federal courts located in New York, New York (the “Chosen Courts”), (d) waives any claim of improper venue or any claim that those courts are an inconvenient forum and (e) agrees that it will not (and will not permit any of its Affiliates to) bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Chosen Courts.  Notwithstanding the foregoing, nothing herein shall prevent or limit any Party from seeking to enforce any Order of the Chosen Courts in any court of competent jurisdiction. The Parties agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 13.5 or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof.

Section 13.4                WAIVER OF JURY TRIAL.  Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any Legal Action directly or indirectly arising out of or relating to this Agreement or the transactions contemplated by this Agreement.  Each party certifies and acknowledges that (a) no Representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a Legal Action, (b) such party has considered and understands the implications of this waiver, (c) such party makes this waiver voluntarily and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 13.4.

Section 13.5                Notices.  All notices and other communications hereunder shall be in writing and shall be addressed as follows (or at such other address for a Party as shall be specified by like notice):

If to the Seller, to:

Fifth & Pacific Companies, Inc.
1441 Broadway
New York, NY 10018
Attention:	Nicholas Rubino, Esq.
Facsimile:	(201) 295-6118
Email: nick_rubino@fnpc.com

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
Attention:	Justin G. Hamill, Esq.
Robert B. Schumer, Esq.

Facsimile:	(212) 757-3990
Email:	jhamill@paulweiss.com
rschumer@paulweiss.com

and

If to the Buyer, to:

LBD Acquisition Company, LLC
c/o Leonard Green & Partners, L.P.
11111 Santa Monica Blvd., Suite 2000
Los Angeles, California 90025
Attn: Jamie Halper
Facsimile:	(310) 954-0404

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
885 Third Avenue
New York, New York 10022
Attn:	Howard A. Sobel, Esq.
Jason H. Silvera, Esq.
Stephen B. Amdur, Esq.
Facsimile:	(212) 751-4864

All such notices or communications shall be deemed to have been delivered and received (a) if delivered in person, on the day of such delivery, (b) if by facsimile or email, on the day on which such facsimile or email was sent (c) if by certified or registered mail (return receipt requested), on the seventh Business Day after the mailing thereof or (d) if by reputable overnight delivery service, on the second Business Day after the sending thereof.

Section 13.6                Amendment.  This Agreement may not be amended except by an instrument in writing signed by each of the Parties. Notwithstanding anything to the contrary contained herein, Sections 13.2, 13.3, 13.4, 13.6, 13.9 and 13.14 may not be modified, waived or terminated in a manner that is adverse in any respect to the parties to the Debt Commitment Letter without the prior written consent of such party.

Section 13.7                Extension; Waiver.  At any time before the Closing, the Buyer, on the one hand, and the Seller, on the other hand, may (a) extend the time for the performance of any of the obligations of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered under this Agreement or (c) subject to applicable Law, waive compliance with any of the covenants or conditions contained in this Agreement.  Any agreement on the part of a Party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such Party.  The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

Section 13.8                Entire Agreement.  This Agreement (including the exhibits and schedules hereto), the Seller Disclosure Letter, the Buyer Disclosure Letter, the Ancillary Agreements, and the Confidentiality Agreement contain all of the terms, conditions and representations and warranties agreed to by the Parties relating to the subject matter of this Agreement and supersede all prior or contemporaneous agreements, negotiations, correspondence, undertakings, understandings, representations and warranties, both written and oral, among the Parties with respect to the subject matter of this Agreement.  No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made by any of the Parties.  The Buyer has not relied on the accuracy or completeness of any information provided except as expressly provided for in the representations and warranties agreed to by the Parties relating to the subject matter of this Agreement. Except for any claims against a Party hereto based upon or arising from Fraud or Willful Breach, the Parties have voluntarily agreed to define their rights, liabilities and obligations respecting the subject matter hereof exclusively in contract pursuant to the express terms and provisions of this Agreement and the Parties expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement.  Furthermore, the Parties each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations; the Parties specifically acknowledge that no Party has any special relationship with another party that would justify any expectation beyond that of ordinary parties in an arm’s-length transaction. Except for any claims against a Party hereto based upon or arising from Fraud or Willful Breach, the sole and exclusive remedies for any breach of the terms and provisions of this Agreement or the Ancillary Agreements (including any representations and warranties set forth herein or in the Ancillary Agreements, made in connection herewith or the Ancillary Agreements or as an inducement to enter into this Agreement or the Ancillary Agreements) or any claim or cause of action otherwise arising out of or related to the Stock Purchase shall be those remedies available at law or in equity for breach of contract only (as such contractual remedies have been further limited or excluded pursuant to the express terms of this Agreement or the Ancillary Agreements); and each of the Parties hereby agrees that no Party shall have any remedies or cause of action (whether in contract or in tort) for any statements, communications, disclosures, failures to disclose, representations or warranties not set forth in this Agreement or the Ancillary Agreements.

Section 13.9                No Third-Party Beneficiaries.  Except for Section 7.5, Section 7.9, Article VIII, Article XI, and this Article XIII, each of which shall be for the benefit of the Persons identified therein, the Parties hereby agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. Notwithstanding the foregoing, Sections 13.2, 13.3, 13.4, 13.6, 13.9 and 13.14 are intended to be for the benefit of and shall be enforceable by the parties to the Debt Commitment Letter.

Section 13.10        Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement.  If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, then (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.

Section 13.11        Rules of Construction.  The Parties have participated jointly in negotiating and drafting this Agreement.  If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.  The fact that any item of information is disclosed in a disclosure letter to this Agreement shall not constitute an admission by such Party that such item is material, that such item has had or would have a Material Adverse Effect or Buyer Material Adverse Effect, as the case may be, or that the disclosure of such be construed to mean that such information is required to be disclosed by this Agreement.  The representations, warranties and covenants made by the Parties in this Agreement are qualified by information set forth in the sections of the Seller Disclosure Letter  which correspond to the applicable sections of this Agreement and such other sections of this Agreement solely to the extent the relevance of such disclosure to such sections is reasonably apparent on its face.  Representations and warranties may be used as a tool to allocate risks between the Parties, including where the Parties do not have complete knowledge of all facts.  Investors of the Seller Group are not third-party beneficiaries under the Agreement or under any of the Ancillary Agreements and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Seller or any of its Subsidiaries or Affiliates.

Section 13.12        Assignment.  This Agreement shall be binding upon and shall inure to the benefit of the Parties and their permitted successors and assigns.  No Party may assign or delegate, by operation of law or otherwise, all or any portion of its rights or liabilities under this Agreement, without the prior written consent of the other Parties, which any such party may withhold in its absolute discretion.  Any purported assignment without such prior written consents shall be void; provided, that notwithstanding the foregoing, all or any portion of the rights and obligations under this Agreement may be assigned (i) by either Party, to a financial or lending institution for collateral purposes or (ii) by Buyer to (A) any of its Affiliates or (B) to any acquiror of Buyer or any of its Affiliates (by merger, consolidation, sale of stock or assets or otherwise), but no such assignment or delegation shall relieve Buyer of any of its obligations hereunder, and the prior written consent of the Seller shall be required for any such assignment or delegation that would reasonably be expected to prevent, impair or delay the Transactions.

Section 13.13        Specific Performance.  The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chosen Courts, this being in addition to any other remedy at law or in equity, and the Parties hereby waive any requirement for the posting of any bond or similar collateral in connection therewith.

Without limitation of the foregoing, the Parties hereby further acknowledge and agree that prior to the Closing the Seller shall be entitled to specific performance to cause the Buyer to draw down the full proceeds of the Equity Financing pursuant to and subject to the terms and conditions of the Equity Commitment Letter and to cause the Buyer to consummate the Stock Purchase (only to effect the Closing in accordance with Section 3.1) to the extent the conditions to the consummation of the Stock Purchase and the funding of such proceeds under this Agreement and the Equity Commitment Letter, respectively, are satisfied and the Closing is required to occur under Section 3.1.  Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (a) the other Party has an adequate remedy at law, or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 13.14        No Recourse.  Except as otherwise expressly provided herein, the Equity Commitment Letter or in the Guarantee (and then only to the extent of the specific obligations undertaken by such named party in this Agreement, the Guarantee or the Equity Commitment Letter and not otherwise), this Agreement may only be enforced against, and any claims or causes of action based upon, arising out of, or related to this Agreement may only be made against the entities that are expressly identified as Parties hereto and no other Person shall have any liability for any obligations or liabilities of the Parties to this Agreement for any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith.  The provisions of this Section 13.14 are intended to be for the benefit, and enforceable by, the Representatives, incorporators, members, partners, stockholders and Affiliates of the Parties and each such Person shall be a third party beneficiary of this Section 13.14.

Section 13.15        Exhibits and Schedules.  All exhibits, disclosure letters and other documents expressly incorporated into this Agreement are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement.  The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in any Schedule is not intended to imply that such amounts, or higher or lower amounts or the items so included or other items, are or are not material, and no Party shall use the fact of the setting of such amounts or the inclusion of any such item in any dispute or controversy as to whether any obligation, items or matter not described herein or included in a Schedule is or is not material for purposes of this Agreement.

Section 13.16        Counterparts; Effectiveness.  This Agreement may be executed in any number of counterparts, as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement.  Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement.  This Agreement shall become effective when, and only when, each Party shall have received a counterpart signed by all of the other Parties.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

BUYER:

LBD ACQUISITION COMPANY, LLC

By:	/s/ Michael Kirton
Name:	Michael Kirton
Title:	Secretary and Treasurer

SELLER:

FIFTH & PACIFIC COMPANIES, INC.

By:	/s/ George Carrara
Name:	George Carrara
Title:	Executive Vice President – Chief Financial Officer